[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Henderson Investment Limited
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Hong Kong, China
(Jurisdiction of Subject Company's Incorporation or Organization)

Henderson Land Development Company Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares (HK$0.20 each in Capital)
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Timon C.Y. Liu
72nd-76th Floors, Two International Finance Centre
8 Finance Street, Central
Hong Kong
(852) 2908 8386
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 22, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibits 1.1(A)-1 and 1.1(A)-2 attached hereto.

(b) Not applicable

Item 2. Informational Legends

A legend compliant with Rule 802(d) under the Securities Act of 1933, as amended, is included on the outside cover page or other prominent portion of Exhibit 1.1(A)-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit 2.1 attached hereto.

(2) Not applicable

(3) Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

(1) The subject company has filed with the Commission a written power of attorney on Form F-X on or about the date hereof.

(2) Not applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Timon C.Y. Liu, Company Secretary

(Name and Title)

EXHIBIT 1.1(A)-1
to
Form CB of Henderson Investment Limited

Composite Document

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the actions to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited**, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

To: Independent Minority Shareholders (as defined herein) residing in the United States of America ("U.S."):

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the U.S.. Financial statements included in this document are those of the foreign companies which have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since both Henderson Investment Limited and Henderson Land Development Company Limited are located in a foreign country and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a judgment of a U.S. court. You should be aware that Henderson Land Development Company Limited may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code:0097)

PROPOSED PRIVATISATION BY

恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code:0012)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$0.20 EACH IN HENDERSON INVESTMENT LIMITED HELD BY THE HOLDERS OF SCHEME SHARES (AS DEFINED HEREIN)

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Independent financial adviser to the Independent Director (as defined herein) of Henderson Investment Limited

PLATINUM Securities

A letter from the board of directors of Henderson Investment Limited is set out on pages 9 to 16 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 64 to 315 of this document. A letter from the Independent Director (as defined herein) containing his advice to the Independent Minority Shareholders in relation to the Proposal is set out on pages 17 and 18 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, containing its advice to the Independent Director in relation to the Proposal is set out on pages 19 to 63 of this document.

The actions to be taken by the Independent Minority Shareholders are set out on pages 90 and 91 of this document.

Notices convening the Meetings (as defined herein) to be held on 20 January 2006 are set out on pages 326 to 329 of this document. **Whether or not you are able to attend either of the meetings, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge both of them with the share registrar of Henderson Investment Limited, Standard Registrars Limited as soon as possible. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the white form of proxy, it must be lodged not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting. In the case of the pink form of proxy, however, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.**

This document is issued jointly by Henderson Investment Limited and Henderson Land Development Company Limited.

22 December 2005

CONTENTS

In this document (other than the Scheme and notices of the Meetings), the following expressions shall have the meanings respectively set opposite them unless the context otherwise requires:

"Announcement"	the announcement dated 9 November 2005 issued jointly by HIL and HLD relating to, amongst other things, the Proposal
"Announcement Date"	9 November 2005, being the date of the Announcement
"associate"	has the meaning ascribed to it under the Takeovers Code
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Consideration"	the cancellation consideration under the Proposal, being one HLD Share for every 2.5 Scheme Shares held
"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Condition(s)"	the conditions or any of them to which the Proposal is subject, all of which are set out in the Explanatory Statement on pages 66 to 68 of this document
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Connected Parties"	the Excluded Parties other than Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Court Meeting"	the meeting of the Minority Shareholders to be convened at the direction of the Court for the approval of the Scheme, notice of which is set out on pages 326 and 327 of this document, and any adjournment thereof
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, the financial adviser to HLD in connection with the Proposal
"CSFB Group"	CSFB and entities controlling, controlled by or under the same control as CSFB

"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"DTZ"	DTZ Debenham Tie Leung Limited, an independent professional property valuer
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be 22 February 2006
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Executive"	Executive Director of the Corporate Finance Division of the SFC and his delegate
"Explanatory Statement"	the explanatory statement set out on pages 64 to 315 of this document and issued in compliance with Section 166A of the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of HIL convened for the approval and implementation of the Scheme, notice of which is set out on pages 328 and 329 of this document, and any adjournment thereof
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Cyber"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and the HIL Shares are listed on the Main Board of the Stock Exchange
"HIL Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HIL Group which is based on the HIL NTAV and adjusted for certain items as set out in section 6 of Appendix I to this document

"HIL Board"	the board of directors of HIL
"HIL Director(s)"	director(s) of HIL
"HIL Group"	HIL and its subsidiaries
"HIL NTAV"	the consolidated net tangible asset value of the HIL Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HIL Shareholder(s)"	holder(s) of HIL Shares
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and the HLD Shares are listed on the Main Board of the Stock Exchange with secondary listing on The Tokyo Stock Exchange
"HLD Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HLD Group which is based on the HLD NTAV and adjusted for certain items as set out in section 6 of Appendix II to this document
"HLD Board"	the board of directors of HLD
"HLD Convertible Note(s)"	1.00% guaranteed convertible notes due 2006 issued by Henson International Finance Limited on 9 February 2004 and guaranteed by HLD
"HLD Director(s)"	director(s) of HLD
"HLD Group"	HLD and its subsidiaries
"HLD NTAV"	the consolidated net tangible asset value of the HLD Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HLD Shareholder(s)"	holder(s) of HLD Shares
"HLD Share(s)"	ordinary share(s) of HK$2.00 each in the capital of HLD
"holder"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Independent Director"	Philip Yuen Pak Yiu, the non-executive HIL Director appointed to advise the Independent Minority Shareholders in relation to the Proposal
"Independent Minority Shareholder(s)"	Minority Shareholder(s) other than the holders of the HIL Shares beneficially owned by the Excluded Parties
"Last Trading Date"	4 November 2005, being the trading day immediately before the suspension of tradings in the securities of HIL and HLD pending the issue of the Announcement
"Latest Practicable Date"	19 December 2005, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Meetings"	the Court Meeting and the Extraordinary General Meeting and "Meeting" means either one of them
"Minority Shareholder(s)"	HIL Shareholders other than the holders of the HIL Shares beneficially owned by the Controlling Parties
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Platinum"	Platinum Securities Company Limited, the independent financial adviser to the Independent Director
"PER"	price to earnings ratio
"PRC"	People's Republic of China

"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme
"Record Time"	5:00 p.m. Hong Kong time on the trading day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	the scheme of arrangement between HIL and the holders of Scheme Shares under Section 166 of the Companies Ordinance as set out on pages 316 to 325 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers issued by the SFC
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"trading day"	a day on which the Stock Exchange is open for dealings in securities
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.ft."	square feet
"%"	per cent

	2006
Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 17 January
Closure of Register for determination of entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting	Wednesday, 18 January to Friday, 20 January (both dates inclusive)
Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	11:00 a.m. on Wednesday, 18 January
Extraordinary General Meeting *(Note 1)*	11:30 a.m. on Wednesday, 18 January
Suspension of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Friday, 20 January
Court Meeting	11:00 a.m. on Friday, 20 January
Extraordinary General Meeting	11:30 a.m. on Friday, 20 January or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings published on the Stock Exchange website	7:00 p.m. on Friday, 20 January
Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Times	Monday, 23 January
Resumption of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Monday, 23 January
Last day for dealings in the HIL Shares	Tuesday, 14 February
Latest time for lodging transfers of the HIL Shares in order to qualify for the Cancellation Consideration under the Scheme	4:00 p.m. on Friday, 17 February

EXPECTED TIMETABLE

Suspension of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Tuesday, 21 February
Court hearing of petition to sanction the Scheme	Tuesday, 21 February
Record Time	5:00 p.m. on Tuesday, 21 February
Press announcement of the result of the Court hearing of petition to sanction the Scheme in the South China Morning Post and the Hong Kong Economic Times	Wednesday, 22 February
Resumption of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Wednesday, 22 February
Effective Date *(Note 2)*	Wednesday, 22 February
Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)*	4:00 p.m. on Wednesday, 22 February
Press announcement of the Effective Date and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times	Thursday, 23 February
Share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme to be despatched on or before *(Note 3)*	Saturday, 4 March
Period during which odd lot trading arrangement in relation to the HLD Shares is provided	Monday, 6 March to Tuesday, 6 June

The Minority Shareholders should note that the above timetable, which is mainly dependent on the availability of the dates for the Court to hear the proceedings for the sanction of the Scheme, is subject to change. Further announcements will be made in the event that there is any change to the timetable.

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited as soon as possible and by the times and dates stated above. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to

be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Scheme will become effective when it is sanctioned (with or without modification) by the Court and an office copy of the order of the Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies. Registration is expected to take place on 22 February 2006. The Minority Shareholders should note the Conditions set out in the Explanatory Statement on pages 66 to 68 of this document. If the Scheme becomes effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 22 February 2006.

3. Share certificates for the HLD Shares will be despatched within 10 days from the Effective Date.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

Executive Directors :
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Ho Wing Fun
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors :
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

Independent Non-executive Directors :
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office :
72nd - 76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

22 December 2005

To the Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

INTRODUCTION

On 8 November 2005, HLD, which controls approximately 73.48% of the issued share capital of HIL, requested the HIL Board to put forward a proposal to the Minority Shareholders for the privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. The Proposal will result in HIL becoming a wholly-owned subsidiary of HLD. Upon the Scheme becoming effective, the listing of the HIL Shares on the Stock Exchange will be withdrawn.

As at the Latest Practicable Date, HLD, through the Controlling Parties, remained beneficially interested in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme.

Further, in view of the interest of HLD in the Proposal and its close relationships with the Excluded Parties as explained in the paragraphs under the sub-heading "HIL" in the section entitled "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties, representing approximately 2.03% of the issued share capital of HIL, will neither be represented nor voted at the Court Meeting notwithstanding that such HIL Shares form part of the Scheme Shares.

CSFB has been appointed by HLD as its financial adviser in connection with the Proposal.

The HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal. For this purpose, Platinum has been appointed by the HIL Board, whose appointment has been specifically approved by the Independent Director, as the independent financial adviser to advise him on the Proposal.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. Your attention is also drawn to the letter from the Independent Director, the letter from Platinum to the Independent Director, the Explanatory Statement and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct.

In consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held . . . . one HLD Share.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. *Following the announcement of 12 December 2005, HLD will not be allowed to increase the* Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

Settlement of the Cancellation Consideration will be made without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD is authorised to issue the new HLD Shares under the general mandate granted to the HLD Directors at its annual general meeting held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be fully paid, ranking *pari passu* with the existing HLD Shares. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain financial aspects and prevailing market price levels of both HIL Shares and HLD Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the various ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

The issue of shares to parties defined as "connected persons" under the Listing Rules would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust related to some of the HLD Directors, the issue of HLD Shares to the holders of the HIL Shares beneficially owned by the Connected Parties under the Scheme will accordingly require the approval by the independent HLD Shareholders. In the circumstances, as stated in the announcement dated 24 November 2005 issued jointly by HIL and HLD, a share transfer arrangement was put in place without involving any issue of new HLD Shares to the Connected Parties. Under the arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to the arrangement. Since the value of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares are in effect issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at the Latest Practicable Date. Further announcement on the amount of payment to be made to Henderson Development will be made when determined. However, based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to finance the payment to be made to Henderson Development from internal resources. CSFB, the financial adviser to HLD, is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

Details in relation to the shareholdings and interests of the Controlling Parties and the Excluded Parties are disclosed in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the "Explanatory Statement" on pages 84 and 85 of this document.

FINANCIAL EFFECTS OF THE PROPOSAL

For further analysis on the financial effects of the Proposal, your attention is drawn to the section headed "Financial Effects of the Proposal" in the Explanatory Statement on pages 68 to 71 of this document.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

For tables showing the effects of the Proposal on the shareholdings of HIL and HLD, your attention is drawn to the section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

INFORMATION RELATING TO THE HIL GROUP, THE HLD GROUP AND FUTURE INTENTIONS

Your attention is also drawn to the sections headed "Information relating to the HIL Group", "Information relating to the HLD Group" and "Future Intentions" in the Explanatory Statement on pages 75 to 83 of this document.

OTHER INFORMATION

Lee Shau Kee, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing, all being HLD Directors, are interested in the HIL Shares. Lee Ka Kit, Lee Ka Shing and Li Ning, who are either beneficiaries or a spouse of a beneficiary of discretionary trusts related to certain HLD Directors, are taken to be interested in the HIL Shares under the SFO. The Executive on 18 November 2005 ruled that there was no evidence to suggest that these HLD Directors faced a conflict of interest under Rule 2.4 of the Takeovers Code and, accordingly, the requirements under Rule 2.4 to obtain independent advice prior to announcing the Proposal would not apply to HLD, subject to the written confirmation by each of Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing to the Executive that each of them had not and would not take part as an HLD Director in the decision making process of HLD as regards the Proposal, and their undertakings that they would not take part as HIL Shareholders in meetings of HIL Shareholders to approve the Proposal and that they would not receive any ancillary benefit in respect of the making of the Proposal. The requisite confirmations and undertakings were given to the SFC on 7 December 2005.

MEETINGS AND ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

As may be observed from the notices of Meetings on pages 326 to 329 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006.

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modifications. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

Although the Controlling Parties will not be entitled to attend the Court Meeting as they are not parties to the Scheme, the 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL, beneficially owned by them will be represented and voted in favour of the special resolution to be proposed at the Extraordinary General Meeting in the absence of any restrictions preventing them from doing so.

As the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code, the 57,014,064 HIL Shares beneficially owned by them, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme. Other than each of those HIL Directors who had given a written undertaking to the Executive not to do so as referred to in the section headed "Other Information" above, the holders of the HIL Shares beneficially owned by the Excluded Parties, in the absence of any prohibition restricting the holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting, can attend and vote at the Extraordinary General Meeting.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them at the office of the share registrar of HIL, Standard Registrars Limited as soon as possible, but in any case not later than the following respective times. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment Limited" are enclosed in

order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive) and during such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL at either of the addresses mentioned above not later than 4:00 p.m. on Tuesday 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND DESPATCH OF SHARE CERTIFICATES, ODD LOT TRADING ARRANGEMENT

Your attention is drawn to the sections headed "Share Certificates, Dealings and Listing", "Registration and Despatch of Shares Certificates" and "Odd Lot Trading Arrangement" in the Explanatory Statement on pages 85 to 87 of this document.

FURTHER INFORMATION

A letter from the Independent Director to the Independent Minority Shareholders as well as a letter from Platinum to the Independent Director are reproduced on pages 17 to 63 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what actions to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are also urged to read carefully the Explanatory Statement and all the appendices to the Explanatory Statement set out on pages 64 to 315 of this document, the Scheme set out on pages 316 to 325 of this document and the notices of the Meetings set out on pages 326 to 329 of this document.

Yours faithfully,
For and on behalf of the HIL Board
Dr. Lee Shau Kee
Chairman and Managing Director

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

22 December 2005

To the Independent Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation Of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

Terms used in this letter have the same meanings as those defined in the document of which this letter forms part.

In accordance with the Announcement, HLD on 8 November 2005 requested the HIL Board to put forward a proposal to the Minority Shareholders regarding a privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation and extinguishment of all the Scheme Shares. It was further announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. Details of the Proposal are set out in the section entitled "Letter from the HIL Board" on pages 9 to 16 of the document. For the purpose of the Proposal, I have been appointed the Independent Director in order to make a recommendation to the Independent Minority Shareholders as to how they should vote on the Scheme. Platinum has been appointed as the independent financial adviser to advise me in connection with the Proposal.

Having taken into account the terms of the Proposal and the opinion of Platinum and, in particular, the factors, reasons and recommendations set out in the letter from Platinum to me which appears on pages 19 to 63 of this document and to which I draw the specific attention of the Independent Minority Shareholders, I consider that the terms of the Proposal are fair and reasonable in so far as the Independent Minority Shareholders are concerned. Accordingly, I recommend the Independent Minority Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting. I also recommend the Independent Minority Shareholders to vote in favour of the special resolution to approve and give effect to the Scheme at the Extraordinary General Meeting.

The attention of the Independent Minority Shareholders is also drawn to (i) the Letter from the HIL Board, (ii) the Explanatory Statement and (iii) the Appendices which form part of the Explanatory Statement, in particular, the Property Valuations in Appendix III to the document of which this letter forms part.

Yours faithfully,
Philip Yuen Pak Yiu
Non-executive Director

Set out below is the text of the letter of advice from the Platinum, the independent financial adviser to the Independent Director prepared for the purpose of incorporation into this document:

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

22 December 2005

To the Independent Director

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

INTRODUCTION

Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the document to the Minority Shareholders of HIL dated 22 December 2005 (the "Scheme Document") issued by HIL of which this letter forms part.

We refer to our engagement by the HIL Board as the independent financial adviser to advise the Independent Director in respect of the proposed privatisation of HIL by HLD by way of a scheme of arrangement under Section 166 of the Companies Ordinance. Details of the Scheme are contained in the Scheme Document. Our appointment by the HIL Board has also been approved by the Independent Director in compliance with Rule 2.1 of the Takeovers Code.

As the independent financial adviser, we are required under Rule 2.1 of the Takeovers Code to advise the Independent Director as to whether or not the terms of the Proposal are fair and reasonable so far as the Independent Minority Shareholders are concerned and to make a recommendation as to its acceptance or not.

Platinum is independent from, and is not associated with, HLD, HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Proposal.

We will receive a normal professional fee from HIL in connection with our appointment as the independent financial adviser. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HLD or HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

INDEPENDENT DIRECTOR

As stated in the letter from the HIL Board, the HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal.

QUALIFICATIONS ON THIS LETTER

This letter is subject to the following qualifications:

(a) in formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of the HIL Board and the management of HIL concerning HIL, the Proposal, including those facts, opinions and representations set out in the Scheme Document. Examples of such information include financial information, terms of the Proposal, current business operations, general future outlook and reasons behind the privatisation. We have also relied on the HIL Directors to ensure that the information and facts supplied to us by HIL are true, accurate and complete. We have also assumed that all information, representations and opinions contained and referred to in the Scheme Document are true and accurate and the opinions expressed by the experts are fair and reasonable and, accordingly, we have relied on them. The HIL Board has confirmed that it takes full responsibility for the contents related to and supplied by HIL in the Scheme Document;

(b) we have no reason to believe that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Scheme Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HIL Group. The HIL Board has confirmed to us that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal;

(c) we did not participate in the negotiations with respect to the terms of the Proposal. We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Proposal. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us or to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by HIL, the HIL Directors and the HIL's advisers and representatives;

(d) we are instructed to act as the independent financial adviser to the Independent Director in relation to the terms of the Proposal. As such, the scope of our review, and, consequentially, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Proposal from any other point of view;

(e) we have considered the Proposal from the perspective of the Independent Minority Shareholders as a whole, and not from the perspective of each individual Independent Minority Shareholder. As such, each Independent Minority Shareholder should consider his vote on the merits or otherwise of the Proposal in his own circumstances and from his own point of view, having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his own investment objectives;

(f) we have not been requested to opine on, and our opinion does not in any manner address, any tax implication on the Independent Minority Shareholders, any procedure in connection with the Proposal and any past, current or future foreign exchange rate fluctuations in any currency, whether HK$, RMB or otherwise;

(g) we express no opinion as to whether the Proposal will be completed or achieved;

(h) nothing contained in this letter should be construed as an opinion or view on the trading prices or market trends of any securities of HIL at any particular time;

(i) we were not requested to and did not provide services other than expressing our opinion in this letter relating to the terms of the Proposal; and

(j) the opinion contained in this letter is intended to provide only one of the bases on which the Independent Director may make his recommendation to the Independent Minority Shareholders on whether to accept and vote in favour of the Proposal.

This letter is for the information of the Independent Director solely in connection with his consideration of the Proposal and, except for its inclusion in the Scheme Document and all references thereto in the letter from the Independent Director and elsewhere set out in the Scheme Document, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

We are a corporation licensed to carry out types 1 and 6 of the regulated activities under the SFO. We and our affiliates, whose ordinary business involves, among others, trading of, and dealing in, securities may be involved in the trading of, dealing in, and the holding of the securities of HIL or HLD for client accounts. As at the Latest Practicable Date, Platinum does not have any shareholdings in HIL Shares or HLD Shares in any form on a proprietary position.

PRINCIPAL TERMS AND CONDITIONS OF THE SCHEME DOCUMENT

In summary, the Proposal involves the following principal terms and conditions:

(a) the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct;

(b) in consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the basis of one HLD Share for every 2.5 Scheme Shares, and no holder of the Scheme Shares shall be entitled to a fraction of an HLD Share;

(c) under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes;

(d) under the share transfer arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred;

(e) the HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses;

(f) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(g) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL; and

(h) the Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement contained in the Scheme Document.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal, we have taken into consideration the following principal factors and reasons:

Background to, and reasons for, the Proposal

HIL is a company incorporated in Hong Kong with limited liability and whose HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

As stated in the Explanatory Statement, the HLD Board and the HIL Board have identified a number of reasons for the benefits of the Proposals. These include:

(a) the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time;

(b) HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index (the "HSI") resulting in the HLD Shares becoming, in time, more attractive to institutional investors;

(c) the Proposal offers the Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date;

(d) the Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar; and

(e) HLD is a significant member of the HSI in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all the HSI constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, the HLD Shares have in the past generally enjoyed better trading liquidity than the HIL Shares.

Increase in the Cancellation Consideration

As stated in the letter from the HIL Board, it was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

We consider that this choice being made available is in the interests of the Independent Minority Shareholders as a whole, especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

Historical financial performance and future growth

According to the 2005 annual report of HIL, sale of properties and rental income represented approximately 47.23% of the turnover of the HIL Group. Meanwhile, our analysis below shows that the share of results of associated companies contributed to approximately 80.02%, 69.01% and 67.37% of the HIL Group's profit before taxation for the three financial years ended 30 June 2005 respectively. Share of results of Hong Kong China Gas alone accounted for approximately 72.07%, 51.28% and 48.40% of the profit before taxation of the HIL Group for the three financial years ended 30 June 2005 respectively.

A summary of the key financials from the audited consolidated results of the HIL Group for the three financial years ended 30 June 2005 is set out below:

Table 1: Key financials of the HIL Group for the three financial years ended 30 June 2005

	For the financial year ended 30 June			Percentage change	
	2003	2004	2005	2004/2003	2005/2004
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
	(restated)[1]	*(restated)*[2]			
Turnover	1,181,245	1,255,773	1,294,420	6.31	3.08
Profit from operations[3]	466,459	889,196	1,471,572	90.63	65.49
Share of results of associated companies and jointly controlled entities[4]	1,539,060	1,831,631	2,870,868	19.01	56.74
Profit from ordinary activities before taxation	1,923,458	2,654,099	4,261,565	37.99	60.57
Profit for the year attributable to the HIL Shareholders	1,565,278	2,129,869	3,505,160	36.07	64.57

Note 1: The accounts have been restated due to the HIL Group's adoption of the Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants for the financial year ended 30 June 2004.

Note 2: The accounts have been restated due to the adoption of: (i) Hong Kong Financial Reporting Standard 3; (ii) HK Interpretation 1; (iii) Hong Kong Accounting Standard 40 Investment property; and (iv) HK (SIC) Interpretation 21 Income taxes — Recovery of revalued non-depreciable assets for the financial year ended 30 June 2005.

Note 3: Profit from operations

	For the financial year ended 30 June		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
	(restated)	*(restated)*	
Gross Profit	595.620	663.163	702.604
Other operating income	98.454	86.565	71.726
Gain on disposal of investments in securities	12.815	61.911	—
(Loss) gain on disposal of property, plant and equipment	(1.269)	76.091	(2.065)
Unrealised holding gain on investments in securities	63.104	48.901	25.942
Impairment loss on property, plant and equipment recognised	(14.318)	(435)	—
Reversal of impairment loss on properties held for development (recognised)	(6.404)	367	—
Write back of allowance for completed properties for sale (recognised)	(46.302)	17.254	—
Fair value gain on investment properties	—	160.933	890.345
Selling and distribution costs	(59.475)	(62.059)	(55.398)
Administrative expenses	(175.766)	(163.495)	(161.582)
Profit from operations	466.459	889.196	1.471.572

Note 4: For information purposes, the following is a breakdown of the share of results of the associated companies of HIL for the three financial years ended 30 June 2005

	For the financial year ended 30 June		
	2003	2004	2005
	HK$ million	*HK$ million*	*HK$ million*
	(restated)	*(restated)*	
Hong Kong China Gas	1.386	1.361	2.063
Hong Kong Ferry	94	55	103
Miramar	27	344	501
Other non-listed associates	32	72	204
Share of results of associated companies — before taxation	1.539	1.832	2.871
Share of results of associated companies — after taxation	1.276	1.513	2.382

Source: Management of HIL and 2003, 2004 and 2005 annual reports of HIL

Although the turnover of the HIL Group generally showed an upward trend over the three financial years ended 30 June 2005 and grew from approximately HK$1.18 billion in 2003 to approximately 1.29 billion in 2005, we note that the annual growth rate of the HIL Group's turnover dropped from approximately 6.31% in 2004 to approximately 3.08% in 2005. Moreover, the annual growth rate of profit from operations also dropped from approximately 90.63% in 2004 to approximately 65.49% in 2005.

The net profit of the HIL Group increased by approximately 36.07% and approximately 64.57% in 2004 and 2005, respectively, and reached approximately HK$3.51 billion in 2005. However, we note from the 2005 annual report of HIL that the HIL Group adopted the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21 for the financial year ended 30 June 2005. As a result, the HIL Group recorded revaluation gains on investment properties of approximately HK$160.9 million and approximately HK$890.3 million in 2004 and 2005 respectively. Excluding the effects arising from the revaluation of investment properties, the HIL Group's net profit would have only amounted to approximately HK$2.22 billion, which would represent an increase of only approximately 22.00% over the corresponding figure in 2004.

Property leasing segment accounted for approximately 47.11% of the turnover of the HIL Group for the year ended 30 June 2005. Rental income has been a steady source of income to the HIL Group. According to the 2005 annual report of HIL, the average occupancy rate of the core investment properties of the HIL Group was approximately 96%, with double-digit growth in rental income recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Regarding the abolishment of estate duty by the Hong Kong Government which will become effective on 11 February 2006, we concur with the view of the HIL Directors that this proposal will attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalizing the local property market which should in turn lead to the increase in asset prices.

Hotel and retailing operations represented approximately 18.05% and 1.04% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during this period, with room tariffs recording a sustained growth. The HIL Group operates Citistore department store outlets in Hong Kong located in Tsuen Wan, Tuen Mun, Yuen Long, Ma On Shan and Tseung Kwan O. Furthermore, the turnover of the HIL Group's department store business segment increased by approximately 9.31% for the financial year ended 30 June 2005.

Toll fee income accounted for approximately 18.20% and 10.33% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The toll bridge and toll road joint venture operations of the HIL Group in the PRC continued to make contributions to the HIL Group's recurrent income stream.

Based on our discussions with the HIL Directors, we concur with their view that rental property portfolio, investment in infrastructural projects, business in hotel and retailing operations, together with contributions from associated companies, provide steady income contributions to the HIL Group. As mentioned above and further discussed below, the Independent Minority Shareholders should note that the HIL Group has increasing earnings contributions from its associated companies and the future earnings growth of HIL might depend much on the contributions from the associated companies.

As stated in note 3 to Table 1 above, the HIL Group recorded a gain on disposal of investments in securities of approximately HK$61.9 million in 2004 but did not record any gains in 2005. Meanwhile, the HIL Group's unrealized holding gain on investments in securities were approximately HK$48.9 million and approximately HK$25.9 million respectively for the two financial years ended 30 June 2005. In addition, the fair value gains on investment properties of the HIL Group were approximately HK$160.9 million and approximately HK$890.3 million respectively for the corresponding two financial years.

HIL's associated companies

Income attributable to the share of results of associated companies trended up from 2003 to 2005. This income contribution increased from approximately HK$1.54 billion in 2003 to approximately HK$2.87 billion in 2005 and experienced annual growth rates of approximately 19.01% and approximately 56.74% in 2004 and 2005 respectively. On the basis that: (i) neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar; and (ii) the earnings contributions from these associated companies to the HIL Group will be affected by, among other factors, the operational performance of these associated companies, we consider that the level of future dependence on the earnings contributions from HIL's associated companies to the HIL Group upon the completion of the Proposal cannot be determined and might impact the future results of both the HIL Group and the HLD Group.

As neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar, the future dependence of the HIL Group on the earnings contributions from the associated companies might impact on the future results of both the HIL Group and the HLD Group. As stated in the Explanatory Statement, HLD's current indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. Upon completion of the Proposal, HLD's interest in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively.

Hong Kong China Gas is owned as to 37.62% by HIL and approximately 48.40% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005 was attributable to the share of results from Hong Kong China Gas and its subsidiaries. Moreover, Miramar and its subsidiaries, which is 44.21% owned by the HIL Group, also contributed to approximately 11.76% of the profit before taxation of the HIL Group for the same financial year. We have reviewed below the growth of the Hong Kong China Gas group and the Miramar group in order to form a view on their impacts on the growth of HIL. The performance of Hong Kong Ferry has improved over the past two financial years ended 31 December 2004, and its profit before taxation contributions of approximately HK$103 million represented approximately 2.42% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005. We will not elaborate further on the results of Hong Kong Ferry, but will focus on the main profit-contributing associated companies, Hong Kong China Gas and Miramar.

a) *Hong Kong China Gas*

Chart 1 below shows the historical turnover and profit performance of the Hong Kong China Gas group for the last ten financial years:

Chart 1: Turnover and profit of the Hong Kong China Gas group for the ten financial years ended 31 December 2004


HK$ million
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Turnover
Net Profit
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Bloomberg, Hong Kong China Gas

Table 2: Key financials of the Hong Kong China Gas group for the three financial years ended 31 December 2004 and for the two six-month periods ended 30 June 2004 and 2005

	For the financial year ended 31 December			For the six months ended 30 June	
	2002	**2003**	**2004**	**2004**	**2005**
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(restated)			*(unaudited and restated)*	*(unaudited)*
Turnover	6,878	7,289	8,154	4,267	4,837
Net profit	3,048	3,051	3,052	1,986	3,125
Turnover growth (%)	n/a	5.98%	11.87%	n/a	13.36%
Net profit growth (%)	n/a	0.10%	0.03%	n/a	57.35%
Net profit margin (%)	44.32%	41.86%	37.43%	46.54%	64.61%

Source: Annual reports and interim reports of Hong Kong China Gas

Chart 1 above shows the ten-year trend of the turnover and the net profit of the Hong Kong China Gas group. As shown in Table 2 above, the turnover of the Hong Kong China Gas group experienced annual growth rates of approximately 5.98%, and approximately 11.87% for the two financial years ended 31 December 2003 and 2004 respectively, and approximately 13.36% for the six months ended 30 June 2005. However, the net profit of the Hong Kong China Gas group was relatively flat and grew by only approximately 0.10% and approximately 0.03% for the corresponding periods in 2003 and 2004 respectively. The net profit margin of the Hong Kong China Gas group experienced a decreasing trend and dropped from approximately 44.32% in 2002 to approximately 37.43% in 2004. According to Hong Kong China Gas 2004 annual report, approximately 90% of Hong Kong China Gas group's turnover was derived from the production, distribution and marketing of gas and related activities in Hong Kong, therefore, despite the earnings derived from the property development of Hong Kong China Gas group for the six month period ended 30 June 2005, we consider that this business segment is not the core business of the Hong Kong China Gas group. Moreover, some of the property development projects of the Hong Kong China Gas group were conducted under joint ventures over which the Hong Kong China Gas group does not have control. Therefore, we consider that income contribution of this business segment is rather passive to Hong Kong China Gas group and is highly dependent on market conditions. The timing and amounts of such income also will be uncertain in the future.

Notwithstanding an annual growth in the net profit and the net profit margin of approximately 57.35% and approximately 64.61% respectively achieved by the Hong Kong China Gas group for the six months ended 30 June 2005 when compared to the same period in 2004, we note from the 2005 interim report of Hong Kong China Gas that the net profit of the Hong Kong China Gas group for the six months ended 30 June 2005, included approximately HK$1,035 million, which represented the Hong Kong China Gas group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects, and approximately HK$325.5 million, which represented the Hong Kong China Gas group's share of revaluation surplus of its investments properties. According to the 2005 interim report of Hong Kong China Gas, after adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, the earnings per share of the Hong Kong China Gas group of approximately HK$0.316 for the six months ended 30 June 2005 would have increased by only approximately 1.61% when compared to the same period in 2004 of approximately HK$0.311.

Although the Hong Kong China Gas group is actively developing business in the PRC to expand its market, the pay back period on such investments and the performance of such investments are both uncertain. Yet the low net profit growth and decreasing net profit margin of the Hong Kong China Gas group during this review period will directly impact on the earnings of the HIL Group.

(b) *Miramar*

Miramar is principally engaged in five business segments namely, property investment, property development and sales, hotel ownership and management, food and beverage operation and travel operation. The turnover contributions of each of Miramar's business segments for the three financial years ended 31 March 2005 are illustrated in Table 3 below.

Table 3: Breakdown of turnover of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	%	%
Gross rental from investment properties	356,745	332,512	332,707	(6.79)	0.06
Gross proceeds from sale of properties and properties under development	303,161	437,314	259,087	44.25	(40.75)
Income from hotel ownership and management operation	294,830	263,638	331,748	(10.58)	25.83
Income from food and beverage operation	120,263	112,431	132,670	(6.51)	18.00
Income from travel operation	306,033	256,905	305,934	(16.05)	19.08

Source: 2004 and 2005 annual reports of Miramar

Miramar reported that its hotel, the Hotel Miramar, recorded an increase of approximately 54% in revenue from room sales in 2005, with an average occupancy rate reaching over 90% in 2005 and room rates of the Miramar group increased by 30%. Meanwhile, the average occupancy rate of the Miramar Shopping Centre of the Miramar group achieved approximately 98% and there was a moderate increment in rental revenue. Regarding the food and beverage operations, the operating results remained stable and the Miramar group expanded its restaurant network in 2005. Notwithstanding that the turnover from the travel operation of the Miramar group improved by approximately 19.08%, we note from the chairman statement in the 2005 annual report of Miramar that, with the tragic South Asia tsunami in December 2004 and fierce competition in the industry, gross profit margin of the travel operation has come down to a very low level.

Table 4 below shows the key financials of the Miramar group for the three financial years ended 31 March 2005:

Table 4: Key financials of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
	(audited and restated)	*(audited and restated)*	*(audited)*
Turnover	1,381,032	1,402,800	1,362,146
Profit from operations	305,882	344,256	447,408
Profit before taxation	263,394	319,264	434,663
Profit attributable to the shareholders	223,642	250,328	320,735
Sales growth (%)	n/a	1.6%	(2.9%)
Net profit growth (%)	n/a	11.9%	28.1%
Net profit margin (%)	n/a	17.8%	23.5%

Source: Annual reports and interim reports of Miramar

As shown in Table 4 above, the net profit of the Miramar group increased from approximately HK$223.64 million in 2003 to approximately HK$320.74 million in 2005 and experienced annual growths of approximately 11.9% and approximately 28.1% in 2004 and 2005 respectively. Moreover, the Miramar group's net profit margin grew at a steady pace from approximately 17.8% in 2004 to approximately 23.5% in 2005. However, we note that the turnover of the Miramar Group remained relatively flat from 2003 to 2005 and decreased from approximately HK$1.38 billion in 2003 to approximately HK$1.36 billion in 2005.

From the audited consolidated turnover and the net profit (excluding the effect of the adoption of new accounting treatment in 2005) for the past three financial years of the HIL Group, we note that the annual growth rates of the HIL Group experienced a downward trend in terms of turnover, profit from operations and net profit from 2003 to 2005. Moreover, the HIL Group has increasing contributions from its associated companies. If HIL were to become more dependent on its associated companies, its future growth potential might be limited by the performance of its main profit contributing associated companies, Hong Kong China Gas and Miramar. Based on the financial results of Hong Kong China Gas from 2003 to 2005, we note that the Hong Kong China Gas experienced low net profit growth and net profit margin squeeze during this period. In addition, we note that the turnover of Miramar remained relatively stable during this review period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76 (the "LTD Implied Value"). Furthermore, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78 (the "LPD Implied Value").

In light of the above, we consider the Proposal to be a good opportunity for the Minority Shareholders to divest their investment in HIL. The swapping of investment in HIL is especially conducive when the Cancellation Consideration at both the LTD Implied Value and the LPD Implied Value are at premia to the market prices of the HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. We believe this opportunity for the Minority Shareholders to switch out of an investment, at a premium to market, is in the interests of the Independent Minority Shareholders as a whole.

Dividend

The following table shows the dividend related statistics of HIL for the past five financial years ended 30 June 2005:

Table 5: Dividend related statistics of the HIL Shares

For the financial year ended 30 June	Dividend per HIL Share	Earnings per HIL Share	Dividend payout ratio	Average daily closing price of the HIL Shares	Dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	0.23	0.70	32.86	5.46	4.21
2002	0.22	0.63	34.92	6.23	3.53
2003	0.22	0.56	39.29	6.67	3.30
2004	0.23	0.76	30.26	8.92	2.58
2005	0.28	1.24	22.58	10.68	2.62

Source: Bloomberg, 2001 to 2005 annual reports of HIL

As illustrated in Table 5 above, the dividend per HIL Share has remained relatively stable for the past five financial years ended 30 June 2005, ranging from HK$0.22 to HK$0.28 per HIL Share. However, the dividend payout ratio of the HIL Shares dropped from approximately 32.86% in 2001 to approximately 22.58% in 2005. Moreover, the dividend yield calculated using the annual average daily closing price of the HIL Shares also showed an overall decreasing trend, and dropped from approximately 4.21% in 2001 to approximately 2.62% in 2005.

In considering (i) the uncertain future dividend payout ratio; (ii) the decreasing dividend yield of HIL over the past five years; and (iii) the LTD Implied Value under the Proposal representing a premium over the market price of the HIL Shares while offering the Minority Shareholders an opportunity to swap their investments in HIL Shares into other potentially higher yield investment, therefore we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole.

Historical exchange ratios between the average closing price of an HLD Share and the average closing price of an HIL Share

Based on the closing HLD Share prices of HK$34.40 and HK$36.95 on the Last Trading Date and the Latest Practicable Date respectively, the exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and the Latest Practicable Date were approximately 3.23 times and approximately 2.64 times respectively. Therefore, the exchange ratio of 2.5 Scheme Shares for one HLD Share represents premia of approximately 29.2% and approximately 5.6% over the exchange ratios as at the Last Trading Date and the Latest Practicable Date respectively. Table 6 and Chart 2 below illustrate the premia represented by the Cancellation Consideration which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods.

Table 6: Exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share

		Last Trading Date	Previous period up to the Last Trading Date: 10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A) / (B)[1]	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C) / 2.5 - 1[2]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Note 1: "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Note 2: "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Chart 2: Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share


4.0
3.5
3.0
2.5
2.0
Last Trading Date
Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share
Exchange ratio between the average closing price of an HLD Share and the average closing price of an HIL Share for the 120 trading days up to and including the Last Trading Date
Latest Practicable Date
Exchange ratio offered under the Proposal
18-May-05
18-Jun-05
18-Jul-05
18-Aug-05
18-Sep-05
18-Oct-05
18-Nov-05
18-Dec-05
Latest Practicable Date

Source: Bloomberg

Based on the historical exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share, the Proposal provides an opportunity to the Minority Shareholders to swap their HIL Shares for HLD Shares at premia to the historical exchange ratios. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the share price of the HIL Shares may return to a lower level. In view of the aforesaid, we consider that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

HIL Share price performance

The table below sets out the highest and the lowest trading prices and the average closing prices of the HIL Shares of each month for the period commencing from 1 May 2005 to the Last Trading Date:

Table 7: Share price performance of HIL

Month	Closing price of the HIL Shares		Monthly average daily closing price of the HIL Shares
	Highest	Lowest	
	HK$	*HK$*	*HK$*
2005			
May	11.60	10.45	11.04
June	11.00	10.65	10.83
July	11.25	10.55	10.98
August	11.75	10.80	11.18
September	11.20	10.90	11.04
October	11.05	10.60	10.77
November — up to the Last Trading Date	10.85	10.65	10.79

Source: Bloomberg

The highest and the lowest trading prices of the HIL Shares during the review period from 1 May 2005 to the Last Trading Date were HK$11.75 (on 3 August 2005) and HK$10.45 (on 25 and 26 May 2005) respectively. The LTD Implied Value is at a premium over the highest trading price of the HIL Shares during the review period, and represents premia of approximately 17.11% and approximately 31.67% over the highest and lowest trading prices of the HIL Shares respectively.

Table 8 below shows a summary of the premia represented by the LTD Implied Value over the various closing prices of the HIL Shares on the dates and periods listed below:

Table 8: Comparison of the LTD Implied Value to the closing prices of the HIL Shares

Trading day	Closing price of the HIL Shares	Premia based on the LTD Implied Value
	HK$	%
Last Trading Date	10.65	29.20

Period	Average closing price of the HIL Shares	Premia based on the LTD Implied Value
	HK$	%
10 trading days up to and including the Last Trading Date	10.74	28.12
30 trading days up to and including the Last Trading Date	10.82	27.17
60 trading days up to and including the Last Trading Date	10.93	25.89
120 trading days up to and including the Last Trading Date	10.93	25.89

Source: Bloomberg

The LTD Implied Value represents premia of approximately 29.20% to approximately 25.89% over the lowest and the highest average closing prices of the HIL Shares respectively during the various review periods up to and including the Last Trading Date.

Chart 3 below further illustrates the daily closing prices of the HIL Shares quoted on the Stock Exchange from 5 November 2002 to the Latest Practicable Date, both dates inclusive (the "Review Period"):

Chart 3: Share price performance of HIL


HK$
LTD Implied Value
Highest HIL Share price of HK$11.85 on 24 December 2004
Latest Practicable Date: at HK$14.00
Last Trading Date: at HK$10.65
Lowest HIL Share price of HK$5.95 on 5 November 2002
16
14
12
10
8
6
4
0
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 3 above, the closing prices of the HIL Shares were below the LTD Implied Value at all times during the period from 5 November 2002 to the Last Trading Date. The LTD Implied Value is at a premium over the range of approximately HK$1.91 to approximately HK$7.81 at which the HIL Shares were traded in the three years up to and including the Last Trading Date. Following the Last Trading Date, the HIL Shares rose to HK$14.00 as at the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Scheme is unsuccessful or the Proposal is withdrawn or lapses.

For the purpose of evaluating the share price performance of HIL, we have made comparison with comparable companies. Given that property leasing contributed to more than 45% of HIL's revenue for the two financial years ended 30 June 2004 and 2005 and HIL has shareholdings in three companies listed in Hong Kong, namely Hong Kong China Gas, Hong Kong Ferry and Miramar, comparables companies were selected on the following selection criteria:

(a) with market capitalization of at least HK$20 billion as at the Last Trading Date;

(b) excluding H share companies; and

(c) either hold at least two subsidiaries or associated companies listed on the Stock Exchange, or principally engaged in property investment or property development business in Hong Kong.

Based on these selection criteria, we have identified and included 12 companies in our group of comparable companies (the "HIL Comparable Companies"). In addition, we have also included the HSI as a benchmark for comparison of the share performance of HIL. As illustrated in Chart 4 below, the share price performance of HIL fell within the middle of the range of the HIL Comparable Companies and outperformed the HSI during this Review Period.

Chart 4: Comparison of the share price performance of HIL, the HIL Comparable Companies and the HSI


400%
300%
200%
100%
0%
-100%
Last Trading Date
HIL
HLD
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date
HIL
HLD
Kerry Properties Limited
Wharf (Holdings)
Wheelock and Company Limited
Hang Lung Properties Limited
Tsim Sha Tsui Properties Limited
HSI
Cheung Kong (Holdings) Limited
Sino Land Company Limited
Swire Pacific Limited "A"
Sun Hung Kai Properties Limited
New World Development Company Limited
Hutchison Whampoa Limited

Source: Bloomberg

We are of the view that, as mentioned in the paragraph headed "Prospect of an alternative offer" below, due to the substantial stake in HIL held by HLD, it is unlikely that any independent third party will be making an offer, better or worse than the LTD Implied Value, for the HIL Shares. Given that the historical prices of the HIL Shares during the recent years have been trading below the Cancellation Consideration and that a competing offer will not be likely, an exit price higher than the Cancellation Consideration may not be available to the Minority Shareholders in the near future. Therefore, we consider that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

PER

On the basis of the profit attributable to the HIL Shareholders for the financial year ended 30 June 2005 of approximately HK$3.51 billion, which is equivalent to earnings of approximately HK$1.24 per HIL Share, the closing prices of the HIL Shares of HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date represent PERs of approximately 8.59 times and approximately 11.29 times respectively, whilst the LPD Implied Value represents an even higher PER of approximately 11.92 times. Set out in Table 9 below is a comparison of the PERs of the HIL Comparable Companies on the Last Trading Date:

Table 9: Historical PERs of the HIL Shares and the HIL Comparable Companies

	Last Trading Date			**Latest Practicable Date**		
	Market capitalisation	**Closing price**	**PER**	**Market capitalisation**	**Closing price**	**PER**
	HK$ million	*HK$*	*Times*	*HK$ million*	*HK$*	*Times*
Cheung Kong (Holdings) Limited	186,104	80.35	15.03	188,073	81.20	15.19
Hang Lung Properties Limited	41,312	11.15	6.03	44,794	12.15	6.54
HLD	62,422	34.40	5.75	67,049	36.95	6.18
Hutchison Whampoa Limited	315,489	74.00	19.56	315,276	73.95	19.55
Kerry Properties Limited	24,233	20.00	12.39	25,891	21.30	13.24
New World Development Company Limited	33,170	9.50	11.10	37,534	10.75	12.56
Sino Land Company Limited	36,520	8.45	6.99	40,543	9.50	7.76
Sun Hung Kai Properties Limited	178,045	74.15	17.17	181,407	75.55	17.49
Swire Pacific Limited "A"	103,467	70.05	15.81	105,244	69.70	16.08
Tsim Sha Tsui Properties Limited	22,009	15.80	8.03	22,218	15.95	8.11
The Wharf (Holdings) Limited	67,066	27.40	17.80	66,087	27.00	17.54
Wheelock and Company Limited	25,601	12.60	6.14	25,703	12.65	6.17
Average			**11.82**			**12.20**
HIL as at the Last Trading Date	**30,005**	**10.65**	**8.59**			
30 trading days up to and including the Last Trading Date	**30,476**	**10.82**	**8.73**			
60 trading days up to and including the Last Trading Date	**30,748**	**10.93**	**8.80**			
90 trading days up to and including the Last Trading Date	**30,959**	**10.98**	**8.86**			
HIL at the LTD Implied Value	**38,766**	**13.76**	**11.10**			
HIL at the LPD Implied Value				**41,640**	**14.78**	**11.92**

Source: Bloomberg, annual reports and accounts of HIL and the HIL Comparable Companies

We note from the above table that the PER of the HIL Shares on the Last Trading Date of approximately 8.59 times is lower than the average PER of approximately 11.82 times, but falls within the range of the HIL Comparable Companies of approximately 5.75 times to approximately 19.56 times. Moreover, the LTD Implied Value represents a higher PER on the HIL Shares of approximately 11.10 times, which is close to the average PER of the HIL Comparable Companies. The PER represented by the LTD Implied Value is higher than the PERs of the HIL Shares on the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date.

As at the Latest Practicable Date, we also note that the PER of the HIL Shares of approximately 11.29 times is within the PER range and is lower than the average PER of the HIL Comparable Companies.

Chart 5 below illustrates the PER of the HIL Shares during the Review Period and the PER represented by the LTD Implied Value:

Chart 5: Historical PER of the HIL Shares


Times
Highest PER of approximately 18.57 times on 20 January 2004
HIL Group's annual results for the financial year ended 30 June 2004 was adopted in the PER calculation
PER of approximately 11.29 times as at the Latest Practicable Date
PER of approximately 11.10 times represented by the LTD Implied Value
HIL Group's annual results for the financial year ended 30 June 2005 was adopted in the PER calculation
Lowest PER of approximately 8.51 times on 7 July 2005
Last Trading Date
20
18
16
14
12
10
8
6
4
2
0
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

The PER of approximately 11.92 times represented by the LPD Implied Value is below the PER of the HIL Shares for most of the days during the past three-year period. However, we note that it represents premia over the PER of the HIL Shares during the recent period from June 2005 to the Latest Practicable Date. The PER represented by the LTD Implied Value when compared to the PER of the HIL Shares during the Review Period ranged from a maximum discount of approximately 40.23% to a maximum premium of approximately 30.43%. We note that the PERs of HIL dropped significantly in June 2004 and June 2005. Based on our understanding from the HIL Group's management, the sharp drop in PERs were due to the adoption of the HIL Group's annual results in the PER calculation by Bloomberg.

Following the Last Trading Date and up to and including the Latest Practicable Date, the daily closing price of the HIL Shares rose to HK$14.00 on both 16 December 2005 and the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the PER may return to a lower level.

Based on its PER of the HIL Shares in recent period, the Proposal provides an opportunity to the Minority Shareholders to divest their investment in HIL at a higher PER. In light of this, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

Liquidity

The following table sets out the trading volume of the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 10: Trading volume of the HIL Shares from 1 May 2005 to the Latest Practicable Date

	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the number of HIL Shares over the total number of issued HIL Shares[1]	Average percentage of the monthly trading volume of each HIL Comparable Companies over their respective number of issued shares
2005		%	%
May	50,811,420	1.80	3.24
June	116,811,021[2]	4.15	7.13
July	43,458,872	1.54	6.33
August	30,855,419	1.10	5.36
September	13,221,294	0.47	4.55
October	23,163,543	0.82	5.32
– 1 November to the Last Trading Date	2,904,000	0.10	0.93
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	149,817,225	5.32	6.67

Note 1: *Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date*

Note 2: *According to the HSI Services Limited press release dated 13 May 2005, HIL was removed from the HSI properties sub-index with effect from 6 June 2005*

Note 3: *Including a total of 27 trading days*

Source: *Bloomberg*

The monthly trading volume of the HIL Shares during the six-month period before the Last Trading Date has been on a declining trend from the highest trading volume of approximately 4.15% recorded in June 2005 to as low as approximately 0.47% of the issued share capital of HIL in September 2005. From the Last Trading Date to and including the Latest Practicable Date, the trading volume of the HIL Shares increased significantly and the monthly trading volume in November was approximately 3.20% of the issued share capital of the HIL. Based on trading volume from May to October 2005, it is not likely in our opinion that the relatively active trading volume recorded in November 2005 will continue if the Proposal is withdrawn or lapses.

In our analysis, we have also compared the trading volume of the HIL Shares with that of the HIL Comparable Companies. We note that the monthly trading volume of the HIL Comparable Companies from May to October 2005 represents an average of approximately 5.32% over the respective number of the issued shares of the Comparable Companies. Meanwhile, the monthly trading volume of the HIL Shares represents an average of approximately 1.65% over the total number of the issued HIL Shares for the corresponding review period.

Given the relatively low level of trading volume before the release of the Announcement, the Minority Shareholders would not be able to sell any significant number of their HIL Shares in the market without depressing the market price of the HIL Shares. Therefore, the Proposal represents an opportunity for the Minority Shareholders to exchange their shareholdings in HIL for HLD Shares at the LTD Implied Value. Accordingly, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole as it avails an opportunity for the Minority Shareholders to dispose of their holdings in HIL at a value that is at a premium over the market price, even if the holdings are in sizable blocks.

Net tangible asset value ("NTAV")

As shown in Appendix I to the Scheme Document, the HIL NTAV as at 30 June 2005 was approximately HK$21.70 billion, representing approximately HK$7.70 per HIL Share. We have assessed the daily closing price of the HIL Shares against the net tangible asset value based on the latest published audited accounts of HIL per HIL Share during the Review Period. Based on the daily closing price of the HIL Shares and the historical NTAV per HIL Share, Chart 6 below shows the premium over or discount to the historical NTAV per HIL Share.

Chart 6: Premium over or discount to the historical NTAV of the HIL Share


100%
80%
60%
40%
20%
0%
-20%
Premium of approximately 78.70% represented by the LTD Implied Value
Latest Practicable Date
Highest trading premium of approximately 53.90% on 24 December 2004
Premium over or discount to the historical NTAV per HIL Share
Last Trading Date
Deepest trading discount of approximately 8.32% on 5 November 2002
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 6 above, the HIL Shares have traded at premia over the historical NTAV per HIL Share for most of the days during the past three years. Before the date of the Announcement, the highest trading premium over the historical NTAV per HIL Share was approximately 53.90% on 24 December 2004 while the deepest trading discount to the historical NTAV per HIL Share was approximately 8.32% on 5 November 2002. On the Last Trading Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 38.31%. On the Latest Practicable Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 81.82%, which is lower than the premium represented by the LPD Implied Value of approximately 91.95% over the historical NTAV per HIL Share. Hence, we are of the view that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

HIL Adjusted NTAV

The HIL Adjusted NTAV takes into account the net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 of approximately HK$5.6 billion as well as the market values of HIL's listed associated companies, namely, Hong Kong China Gas, Miramar and Hong Kong Ferry of approximately HK$89.2 billion, approximately HK$5.6 billion and approximately HK$3.2 billion respectively as at 31 October 2005. The valuation letter and certificates from DTZ are set out in Appendix III to the Scheme Document.

According to Appendix I to the Scheme Document, the HIL Adjusted NTAV was approximately HK$46.27 billion, which is equivalent to approximately HK$16.42 per HIL Share. We have compared the HIL Adjusted NTAV per HIL Share with its daily closing prices for the last financial year up to and including the Latest Practicable Date. Chart 7 below shows such discounts over the Review Period.

Chart 7: Discounts of the daily closing price of HIL Shares to the HIL Adjusted NTAV per HIL Share


0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
-50%
Discount of approximately 16.20% represented by the LTD Implied Value
Latest Practicable Date
Lowest discount of approximately 27.83% on 24 December 2004
Last Trading Date
Deepest discount of approximately 44.58% on 15 July 2004
01 Jul 04
01 Aug 04
01 Sep 04
01 Oct 04
01 Nov 04
01 Dec 04
01 Jan 05
01 Feb 05
01 Mar 05
01 Apr 05
01 May 05
01 Jun 05
01 Jul 05
01 Aug 05
01 Sep 05
01 Oct 05
01 Nov 05
01 Dec 05
Latest Practicable Date

Sources: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL

We noted that the daily HIL Share closing prices were consistently trading at a discount to the HIL Adjusted NTAV during the period under review. The discounts ranged from the lowest of approximately 27.83% on 24 December 2004 to the deepest of approximately 44.58% on 15 July 2004, indicating that the market had in the last three years valued the HIL Shares at discounts ranging from approximately 27.83% to 44.58% to the value of its underlying investments.

The LTD Implied Value represents a discount of approximately 16.20% when compared to the HIL Adjusted NTAV per HIL Share. Moreover, the LPD Implied Value at HK$14.78 per HIL Share based on the closing market price of an HLD Share as at the Latest Practicable Date represented a discount of approximately 9.99% to the HIL Adjusted NTAV.

As such, both the LTD Implied Value and LPD Implied Value represent higher values on the HIL Shares than the values the market placed on the HIL Shares as at the Last Trading Date and Latest Practicable Date. In addition, both the LTD Implied Value and the LPD Implied Value also represent discounts to the HIL Adjusted NTAV which are lower than the lowest discount as represented by the daily closing price of HIL Share to the HIL Adjusted NTAV per HIL Share of approximately 27.83% during the period from 1 July 2004 to the Last Trading Date. Accordingly, notwithstanding the discounts to the HIL Adjusted NTAV, we consider that the levels of discount are acceptable.

HIL Comparable Companies

To help evaluate the fairness and reasonableness of the premium over or discount to represented by the LTD Implied Value in relation to the underlying assets of HIL, we have made comparisons with the HIL Comparable Companies. The HIL Comparable Companies had a market capitalisation varying between approximately HK$22.01 billion and approximately HK$315.49 billion as at the Last Trading Date and a net asset value ("NAV") (based on the latest audited consolidated accounts) between approximately HK$12.38 billion and approximately HK$61.66 billion. The table below illustrates the level of the premium of the share price of the HIL Comparable Companies over or discount to the NAV of the HIL Comparable Companies and HIL:

Table 11: Premium over or discount to the NAV of the share prices of the HIL Comparable Companies

Company	Closing price of the shares on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published NAV[3]	Latest published NAV per share	Premium over/ (discount to) NAV of the share price per share
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*
Cheung Kong (Holdings) Limited[4]	80.35	186.10	184.62	79.71	0.80
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09
HLD	34.40	62.42	104.07[1]	57.34[1]	(40.01)
Hutchison Whampoa Limited[4]	74.00	315.49	255.11	59.84	23.66
Kerry Properties Limited	20.00	24.23	23.63	19.50	2.56
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16
Sun Hung Kai Properties Limited[4]	74.15	178.05	150.15	62.54	18.56
Swire Pacific Limited "A"[4]	70.05	103.47	84.75	57.23	22.40
Tsim Sha Tsui Properties Limited	15.80	22.01	12.38	8.89	77.73
The Wharf (Holdings) Limited	27.40	67.07	62.81	25.67	6.74
Wheelock and Company Limited	12.60	25.60	36.28	17.86	(29.45)
Average					**3.67**
Average of companies with market capitalization less than HK$100 billion					**(2.67)**
Closing price of HIL Shares on the Last Trading Date compared to the HIL Adjusted NTAV per HIL Share	**10.65**	**30.00**	**46.27[6]**	**16.42[6]**	**(35.14)**
HIL at the LTD Implied Value	**13.76[2]**	**38.77[2]**	**46.27[6]**	**16.42[6]**	**(16.20)**
HIL at the LPD Implied Value	**14.78[5]**	**41.64[5]**	**46.27[6]**	**16.42[6]**	**(9.99)**

Note 1: This figure refers to the HLD Adjusted NTAV.

Note 2: Based on the LTD Implied Value.

Note 3: As adjusted NTAV of the HIL Comparable Companies were not publicly disclosed, NAVs of the HIL Comparable Companies were used in our analysis.

Note 4: Companies with market capitalization of more than HK$100 billion.

Note 5: Based on the LPD Implied Value.

Note 6: This figure refers to the HIL Adjusted NTAV.

Source: Bloomberg, latest annual reports and accounts and interim reports of the HIL Comparable Companies

Since the market capitalization of HIL as at the Last Trading Date and the HIL Adjusted NTAV were approximately HK$30.00 billion and approximately HK$46.27 billion respectively, we consider making comparisons with those HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion would be more meaningful. As a result, as at the Last Trading Date the average discount of the closing prices to the NAV per share of the HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion is approximately 2.67%.

HIL Shares were trading at discounts of approximately 35.14% and approximately 14.74% to the HIL Adjusted NTAV per HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. Meanwhile, the LTD Implied Value and the LPD Implied Value represent discounts of approximately 16.20% and approximately 9.99% respectively to the HIL Adjusted NTAV per HIL Share. Therefore, we believe that in the absence of the Proposal, the Minority Shareholders will find it difficult to achieve an exit price with a discount of approximately 16.20% and approximately 9.99% respectively based on the LTD Implied Value and the LPD Implied Value to the HIL Adjusted NTAV of the HIL Shares. In light of the above, it is our opinion that the Cancellation Consideration is fair and reasonable and is in the interests of the Independent Minority Shareholders as a whole.

Precedent Privatisations

In assessing whether the value of the Cancellation Consideration is fair and reasonable, we have also compared the premia or discounts represented by the LTD Implied Value with other recent privatisations that have taken place in Hong Kong.

We have reviewed and identified a total of nine privatisation exercises (the "Precedent Privatisations") which were announced and successfully completed from 1 January 2003 and up to and including the Last Trading Date in respect of companies listed on the main board of the Stock Exchange. More specifically, we have also reviewed the Precedent Privatisations applicable only to property development and investment companies listed on the Stock Exchange (the "Property Precedent Privatisations").

Although we note that the Precedent Privatisations and the Property Precedent Privatisations relate to companies which may differ in operations and businesses as compared to HIL, the Precedent Privatisations and Property Precedent Privatisations nevertheless provide current indicative market ranges and averages for the key evaluation parameters for the purpose of comparing the terms of the Precedent Privatisations. Summarised in the table below are the key statistics of the Precedent Privatisations and Property Precedent Privatisations:

Table 12: Key statistics of the Precedent Privatisations and Property Precedent Privatisations

				Premium to average closing share price %					
Company	Principal activities	Cancellation/ Offer price HK$	Date of announcement	Last Trading Date	30 trading days	90 trading days	120 trading days	Adjusted consolidated NTAV per share of Precedent Privatisations HK$	Premium over/ (discount to) offer price to adjusted consolidated NTAV per share %
Top Glory International Holdings Limited[1]	Property investment and development	0.74	3 May 2003	72.09	74.46	73.66	79.99	1.34	(44.78)
Oxford Properties & Finance Limited[1]	Property investment and development	15.00	21 May 2003	59.57	70.84	90.40	73.78	11.49	30.55
Pacific Concord Holding Limited[1]	Manufacturing, Property investment and development	0.65	26 May 2003	51.16	60.89	46.40	49.15	1.83	(64.48)
Chevalier Construction Holdings Limited[1]	Construction services and maintenance	0.25	31 October 2003	16.28	23.76	58.23	73.66	0.32	(21.88)
Alpha General (Holdings) Limited	Provision of electrical appliances	0.70	13 October 2004	125.81	133.33	125.81	123.23	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	Property trading and leasing	1.25	4 November 2004	5.04	36.17	64.04	66.46	1.83	(31.69)
Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	3.80	29 December 2004	10.95	23.88	28.98	31.36	1.82	108.79
Hutchison Global Communications Holdings Limited	Telecommunications services	0.65	3 May 2005	36.84	43.33	44.55	46.93	0.034[2]	1,797.81
Henderson China Holdings Limited[1]	Property investment and development	8.00	19 May 2005	66.67	64.27	68.42	76.20	12.51	(36.05)
Precedent Privatisations									
Average				**49.38**	**58.99**	**66.72**	**68.97**		**187.92**
Property Precedent Privatisations									
Average				**45.14**	**55.07**	**66.86**	**69.88**		**(28.06)**
Maximum				**72.09**	**74.46**	**90.40**	**79.99**		**30.55**
Minimum				**5.04**	**23.76**	**46.40**	**49.15**		**(64.48)**
HIL at the LTD Implied Value	**Property investment and development, investment holding, infrastructure, hotel and department stores operations, security guard services and information technology development**	**13.76[5]**	**9 November 2005**	**29.20**	**27.17**	**25.32**	**25.89**	**16.42[3]**	**(16.20)**
HIL at the LPD Implied Value[4]		**14.78[6]**						**16.42[3]**	**(9.99)**

Note 1: Property Precedent Privatisations

Note 2: NAV is applied as adjusted consolidated NTAV was not disclosed for this transaction.

Note 3: This figure refers to the HIL Adjusted NTAV.

Note 4: For illistrative purpose only.

Note 5: Based on the LTD Implied Value.

Note 6: Based on the LPD Implied Value.

Source: Bloomberg, announcements and offer documents of the Precedent Privatisations.

From Table 12 above, we note that the average cancellation or offer prices offered in the Precedent Privatisations represent a premium of approximately 187.92% over the NTAV per share of the companies concerned. This might not be an appropriate comparison parameter as the Precedent Privatisations include companies which are more appropriately valued on an "earnings-basis" rather than an "asset-basis" approach. Therefore, a more appropriate comparison parameter would be by reference to the Property Precedent Privatisations. As illustrated in Table 12 above, the average discount to the NTAV per share of the companies in the Property Precedent Privatisations was approximately 28.06%, whilst the LTD Implied Value represents a discount of approximately 16.20% to the HIL Adjusted NTAV per HIL Share. We also note that the premium of the LTD Implied Value over the closing price of the HIL Shares on the Last Trading Date is within the range of those in the Property Precedent Privatisations. Accordingly, we consider that the LTD Implied Value is fair and reasonable.

Analysis of implied value of Cancellation Consideration

Chart 8 below illustrates the movement of the daily closing prices of the HIL Shares relative to the implied value of the Cancellation Consideration based on the daily closing prices of the HLD Shares from the Last Trading Date to the Latest Practicable Date.

Chart 8: Price of the HIL Share after the Last Trading Date relative to the implied value of the Cancellation Consideration


HK$
16
15
14
13
12
11
10
Implied value of the Cancellation Consideration
HIL Share price
Last Trading Date
10 Nov 05
11 Nov 05
14 Nov 05
15 Nov 05
16 Nov 05
17 Nov 05
18 Nov 05
21-Nov-05
22-Nov-05
23-Nov-05
24-Nov-05
25-Nov-05
28-Nov-05
29-Nov-05
30-Nov-05
1-Dec-05
2-Dec-05
5-Dec-05
6-Dec-05
7-Dec-05
8-Dec-05
9-Dec-05
13-Dec-05
14-Dec-05
15-Dec-05
16-Dec-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 8 above, the price of an HIL Share has increased from the closing price of HK$10.65 on the Last Trading Date to as high as approximately HK$14.00 up to and including the Latest Practicable Date. Nevertheless, the implied value of the Cancellation Consideration under the Proposal is still higher than the highest daily closing price of an HIL Share during the corresponding time interval.

For those Minority Shareholders who may wish to divest their HIL investments before or after the Proposal, the transaction costs involved in selling their HIL Shares should be taken into consideration in determining the potential net realization value of their investments.

Prospect of an alternative offer

According to the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. Moreover, HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL.

Consequently, the Independent Minority Shareholders should note that, without the support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares. If the Proposal lapses, the price of the HIL Shares may return to its historical trading level and trading volume. The Proposal is, in our view, an opportunity for the Minority Shareholders to realize their investments in the HIL Shares at a premium, regardless of the shareholding size to be realized. The Proposal and its terms are in the interests of the Independent Minority Shareholders as a whole.

Considerations in relation to the HLD Shares

Based on the fact that the holders of the Scheme Share will be entitled to receive one HLD Share for every 2.5 Scheme Shares as the Cancellation Consideration, we highlight certain aspects of HLD to those Independent Minority Shareholders who intend to accept the Cancellation Consideration and become HLD shareholders.

(a) *HLD's operations*

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. HLD has a strong regional focus, and all of its business operations span across Hong Kong and the PRC.

A summary of the audited consolidated results of the HLD Group for the three financial years ended 30 June 2005 is set out in Table 13 below:

Table 13: Financial highlights of the HLD Group for the three financial years ended 30 June 2005

	For the year ended 30 June			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
	(restated)	*(restated)*			
Turnover	7,667,464	6,727,118	5,833,261	(12.26)	(13.29)
Gross Profit	2,380,947	2,603,378	2,918,615	9.34	12.11
Profit from operations	1,254,774	2,444,819	1,763,834	94.84	(27.85)
Share of results of associated companies	1,444,946	1,786,762	3,315,331	23.66	85.55
Profit before taxation	3,325,716	8,168,096	14,732,414	145.60	80.37
Net profit	2,032,573	6,173,343	10,853,521	203.72	75.81
Gross profit margin (%)	31.05	38.70	50.03	n/a	n/a
Net profit margin (%)	26.51	91.77	186.06	n/a	n/a

Sources: 2004 and 2005 annual reports and accounts of HLD

Although the turnover of the HLD Group was on a downward trend over the past three financial years, its net profit, gross profit margin and net profit margin increased significantly during the same period. These improvements in gross profit margin and net profit margin, among other things, were due to the generally active Hong Kong property market and the surge of local property prices in 2005 when compared to the previous years. According to the 2005 annual report of HLD, sales of properties and rental accounted for approximately 32.31% and 35.95% respectively of the HLD Group's total turnover for the financial year ended 30 June 2005. These two business segments had the greatest contributions to the HLD Group's turnover in both 2004 and 2005. Moreover, the HLD Group's share of profits from associated companies increased from approximately HK$1,787 million in 2004 to approximately HK$3,315 million in 2005. The annual growth rate of approximately 85.55% was mainly due to the significant growth in pre-tax profits experienced by two of the HLD Group's associated companies, Hong Kong China Gas and Miramar, of approximately 57% and approximately 28% respectively in 2005.

Based on Tables 3 and 13 above, we note that the HLD Group's annual growth rates of net profits in 2004 and 2005 of approximately 203.72% and approximately 75.81% respectively exceeded the annual growth rates of the HIL Group for the corresponding financial years. Moreover, the HLD Group also experienced higher annual growth in terms of net margin when compared with the HIL Group for 2004 and 2005. Therefore, the Proposal offers the Minority Shareholders an opportunity to swap their lower growth investments for higher growth investments, and is in the interests of the Independent Minority Shareholders as a whole.

(b) *Dividend*

The following table shows the dividend related statistics of HLD for the past five financial years ended 30 June 2005:

Table 14: Dividend related statistics of the HLD Shares

For the year ended 30 June	Dividend per HLD Share	Earnings per HLD Share	Dividend payout ratio	Average daily closing price of an HLD Share	Average dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	1.10	2.55	43.14	38.36	2.87
2002	0.80	1.25	64.00	32.48	2.46
2003	0.80	1.18	67.80	24.12	3.32
2004	0.90	3.46	26.01	33.28	2.70
2005	1.00	5.98	16.72	36.54	2.74

Source: Bloomberg, 2001 to 2005 annual reports and accounts of HLD

As illustrated in Table 14 above, despite the drop in dividend per HLD Share from 2001 to 2002, the dividend per HLD Share increased from HK$0.80 in 2003 to HK$1.00 in 2005 which represents an average annual growth rate of approximately 12.5%. However, the dividend payout ratio of the HLD Shares dropped from approximately 43.14% in 2001 to approximately 16.72% in 2005. Moreover, the dividend yield also decreased from approximately 2.87% in 2001 to approximately 2.74% in 2005.

Based on Tables 5 and 14 above, we note that the dividend payout ratio of both the HIL Group and the HLD Group experienced downward trends in recent years. Moreover, the average dividend payout ratios of the HIL Group and the HLD Group for the past five financial years were approximately 32.0% and 43.5% respectively. Therefore, we are of the view that the Proposal offers the Minority Shareholders an opportunity to exchange their investment which had lower average dividend payout ratio for alternative investment with relatively higher average dividend payout ratio in the previous years, and is in the interests of the Independence Minority Shareholders as a whole.

(c) *HLD Share price performance*

Chart 9 below illustrates the daily closing prices of the HLD Shares during the Review Period.

Chart 9: Share price performance of HLD


HK$
45
40
35
30
25
20
15
0
5 November 2002: at HK$25.1
Latest Practicable Date: at HK$36.95
Last Trading Date
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 9 above, the share price of the HLD Shares increased by approximately 47.21% during the Review Period.

In our analysis, we have also compared the share price performance of the HLD Shares with the HSI. As illustrated in Chart 10 below, the share price of HLD generally outperformed the HSI during the Review Period.

Chart 10: Comparison of the share price performance of HLD with the HSI


HLD
HSI
Last Trading Date
80%
60%
40%
20%
0%
-20%
-40%
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

(d) *Liquidity*

The following table sets out the trading volume of the HLD Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 15: Average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 to the Latest Practicable Date

	HLD Shares		HIL Shares	
	Monthly trading volume of the HLD Shares	Percentage of the monthly trading volume of the HLD Shares over the total number of issued HLD Shares[1]	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the HIL Shares over the total number of issued HIL Shares[2]
		%		%
2005				
May	54,534,633	3.01	50,811,420	1.80
June	59,551,584	3.28	116,811,021	4.15
July	63,995,955	3.53	43,458,872	1.54
August	71,090,503	3.92	30,855,419	1.10
September	46,415,756	2.56	13,221,294	0.47
October	83,612,016	4.61	23,163,543	0.82
– 1 November to the Last Trading Date	14,932,839	0.82	2,904,000	0.10
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	188,788,228	10.40	149,817,225	5.32

Note 1: Based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date

Note 2: Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date

Note 3: Including a total of 27 trading days

Source: Bloomberg

Table 15 above shows the average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date. We note that the average monthly trading volume of the HLD Shares is substantially higher than that of the HIL Shares during this review period.

(e) *HLD Comparable Companies*

In our analysis, we have compared the PER and the premium over or discount to the consolidated NAV of HLD with its comparable companies. We have identified six companies (the "HLD Comparable Companies") which are (i) listed on the Stock Exchange; (ii) principally engaging in property development and investment businesses in Hong Kong; (iii) excluding H share companies; and (iv) with a market capitalization of over HK$30 billion as at the Last Trading Date.

Set out in Table 16 below is a comparison of the respective PERs of the HLD Comparable Companies on the Last Trading Date:

Table 16: Trading PER and premium over or discount to NAV of the share price of HLD and the HLD Comparable Companies

	Closing share price on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published audited consolidated NAV	Latest published audited NAV per share	Premium over or discount to NAV of the share price per share	PER of share price on the Last Trading Date
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*	*times*
Cheung Kong (Holdings) Limited	80.35	186.10	184.62	79.71	0.80	15.03
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09	6.03
HIL	10.65	30.00	46.27[1]	16.42[2]	(35.14)[2]	8.59
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)	11.10
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16	6.99
Sun Hung Kai Properties Limited	74.15	178.05	150.15	62.54	18.56	17.17
Average					**(9.12)**	**10.82**
HLD	**34.40**	**62.42**	**104.05[3]**	**57.34[4]**	**(40.01)[4]**	**5.75**

Note 1: This figure refers to the HIL Adjusted NTAV.

Note 2: These figures are computed based on the HIL Adjusted NTAV.

Note 3: This figure refers to the HLD Adjusted NTAV.

Note 4: These figures are computed based on the HLD Adjusted NTAV.

Source: Bloomberg, latest published annual or interim reports of the HLD Comparable Companies

As illustrated in Table 16 above, HLD was trading at a PER of 5.75 times on the Last Trading Date while the HLD Comparable Companies were trading at an average PER of approximately 10.82 times. The PER of the HLD Comparable Companies ranged from the lowest of 6.03 times to the highest of 17.17 times on the Last Trading Date, and HLD's PER on the Last Trading Date was lower than the average PER of the HLD Comparable Companies.

Moreover, we note that HLD was trading at a discount of approximately 40.01% to HLD Adjusted NTAV of HK$57.34 per HLD Share on the Last Trading Date while the HLD Comparable Companies were trading at an average discount of approximately 9.12% to their NAV. We note that the discount of the price of the HLD Shares to the HLD Adjusted NTAV per HLD Share on the Latest Practicable Date is within the discount range of the HLD Comparable Companies.

Chart 11 below shows the premium over or discounts to the HIL NTAV per HIL Share and the HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period:

Chart 11: Premium over or discount to HIL NTAV per HIL Share and HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period


80%
60%
40%
20%
0%
-20%
-40%
-60%
HIL
HLD
Last Trading Date
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL and HLD

As illustrated in Chart 11 above, we note that at all times during the Review Period, the HLD Shares traded at a lower premium to the HLD NTAV per HLD Shares as compared to the trading premium of the HIL Shares to the HIL NTAV per HIL Share. Moreover, the discount represented by the closing price of an HLD Share of HK$34.40 on the Last Trading Date to the HLD NTAV per HLD Share of approximately 5.21% is lower than the premium represented by the LTD Implied Value to the HIL NTAV per HIL Share of approximately 78.70%.

The closing price of the HIL Shares on the Last Trading Date represents a discount of approximately 35.14% to the HIL Adjusted NTAV per HIL Share, whilst the closing price of the HLD Shares on the Last Trading Date represents a discount of approximately 40.01% to the HLD Adjusted NTAV per HLD Share.

In addition, it should be noted that the HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

In light of the above, the Proposal could be viewed as a good opportunity for the Minority Shareholders to swap their investment in HIL for other investment with deeper discount to its adjusted NTAV and a higher adjusted NTAV per share after taking into account of the exchange ratio under the Proposal.

(f) *Future Intentions*

As stated in the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

(g) *Dilution effect of the Proposal*

The table below is extracted from the Explanatory Statement in the Scheme Document which sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

Table 17: Shareholdering structure of HLD before and after the completion of the Proposal

	As at the Latest Practicable Date		Upon completion of the Proposal	
HLD Shareholders	**Number of HLD Shares**	**%**	**Number of HLD Shares**	**%**
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As stated in the Explanatory Statement, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities as at the Latest Practicable Date. Moreover, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

As stated in the letter from the HIL Board, it was announced on 24 November 2005 that Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in the future when appropriate.

(h) *Overview of the Hong Kong property market*

Hong Kong residential property market has been exhibiting strong growth in capital value since the beginning of 2004. According to the latest released figure from the Land Registry Department, the volume of sale and purchase agreements for primary and secondary residential properties has increased by approximately 14.1% to 92,628 units or approximately 29.8% year-on-year increase in value to approximately HK$282.7 billion from January to October 2005. As demonstrated in Chart 12 below, both the luxury residential property capital value and the mass residential property capital value, albeit a moderate consolidation in the latter part of the review period, have increased significantly from the beginning of 2004 to 1 October 2005.

Chart 12: Hong Kong Luxury and Mass Residential Property Capital Value Index



Jones Lang LaSalle HK Property Index (Jan 2001 = 100)
160
140
120
100
80
60
Luxury Residential Property Capital Value
Mass Residential Property Capital Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Moreover, the improving rental and retail consumption in Hong Kong due to the continued support from the increase in inbound tourists from Mainland China and overseas will have an ultimate positive effect on the property sector in Hong Kong, which has reported encouraging results since the beginning of 2004. Furthermore, the unemployment rate of Hong Kong reached a three-year low of approximately 5.5% in September 2005.

In light of the above, it is evident that with the support of a strong domestic consumption and a buoyant tourism sector, the capital value of Hong Kong properties has experienced decent growth since the beginning of 2004.

The chart below illustrates the office capital and rental value index in Hong Kong from 1 November 2002 to 1 October 2005:

Chart 13: Hong Kong Office Capital and Rental Value Index


Jones Lang LaSalle HK Property
Index (Jan 2001 = 100)
160
140
120
100
80
60
40
20
Overall Office Capital Value
Overall Office Rental Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Chart 13 above shows that, the overall office capital value in Hong Kong has increased substantially since the beginning of 2004. Benefiting from the continuing growth in business activities, the demand for office space in Hong Kong has increased substantially. According to Jones Lang LaSalle, a real estate services and investment management company, the overall vacancy rate for offices in Hong Kong dropped from approximately 11.1% in July 2003 to approximately 6.2% in October 2005. In addition, the tightening in supply of A-grade offices has led to an increase in overall office rental prices in 2005. As at the end of October 2005, overall office rental surged by 74.6% on a year-on-year basis.

According to a survey conducted by the Hong Kong People Management Association, a voluntary professional human resources management body, 41 out of 74 surveyed enterprises are planning to raise salary by an average of 2.8% in 2006 which is higher than the 1.0% and 1.9% recorded in 2004 and 2005 respectively. These statistics suggest that the recent economic growth in Hong Kong is now gradually translating into income growth, which is likely to help fuel the growth in domestic consumption, as well as growth of the overall Hong Kong property market.

In light of the above, we are of the view that if the abovementioned trend in the property market is sustainable, it is reasonable to view that the outlook of the Hong Kong property market will remain positive.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

- the annual growth rates of the HIL Group's turnover and profit from operation experienced a downward trend from 2003 to 2005;

- Hong Kong China Gas, the main profit-contributing associated company of the HIL Group, showed low net profit growth and net profit margin squeeze from 2002 to 2004, and the earnings contributions from HIL's associated companies increased during the corresponding period;

- the HIL Group's uncertain future dividend payout ratio as well as the decreasing dividend yield over the preceding five years;

- the exchange ratio of 2.5 Scheme Shares for one HLD Share under the Proposal represents premia of approximately 29.2% and approximately 38.2% over the historical ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share for the 10, 30, 60, 90 and 120 trading days up to and including the Last Trading Date;

- the LPD Implied Value is at premium over the highest daily closing price of the HIL Shares from 1 May 2005 to the Latest Practicable Date;

- the LTD Implied Value represents premia of approximately 29.20% and approximately 25.89% over the lowest and highest average daily closing prices of an HIL Share respectively for the 10, 30, 60 and 120 trading days up to and including the Last Trading Date;

- the LPD Implied Value represents a premium of approximately 5.57% over the closing price of an HIL Share on the Latest Practicable Date;

- the PER represented by the LPD Implied Value is higher than the PERs of the HIL Shares on the Latest Practicable Date, the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date;

- the average monthly trading volume of the HIL Shares is generally lower than those of the HLD Shares and the shares of the HIL Comparable Companies;

- the LTD Implied Value and the LPD Implied Value represent premia to the historical NTAV per HIL Share of approximately 78.70% and approximately 91.95% respectively, which is higher than the highest trading premium over the historical NTAV per HIL Share during the Review Period;

- the LTD Implied Value and the LPD Implied Value represent discounts to the HIL Adjusted NTAV per HIL Share of approximately 16.20% and approximately 9.99% which are lower than (i) the minimum trading discount to the HIL Adjusted NTAV per HIL Share during the Review Period; (ii) the average discount to the NTAV per share of the companies in the Property Precedent Privatisations; and (iii) the discounts represented by the closing price of an HLD Share on the Last Trading Date and the Latest Practicable Date to the HLD Adjusted NTAV per HLD Share of approximately 40.01% and approximately 35.56% resepctively;

- based on the HLD Adjusted NTAV per HLD Share of HK$57.34, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42;

- without the approval or support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares;

- the HLD Group experienced higher annual growth in terms of net profit and net margin when compared with the HIL Group for 2004 and 2005; and

- the HLD Group experienced higher average dividend payout ratio when compared with the HIL Group for the past five years.

Having considered the above, we are of the view that the terms of the Proposal, in particular the Cancellation Consideration, are fair and reasonable so far as the Independent Minority Shareholders as a whole are concerned. Accordingly, we recommend the Independent Director to advise the Independent Minority Shareholders to vote in favour of the relevant resolutions which will be proposed at the Court Meeting and the Extraordinary General Meeting to approve the Scheme and to implement the Proposal.

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

This Explanatory Statement constitutes the statement required under Section 166A of the Companies Ordinance.

SCHEME OF ARRANGEMENT

INTRODUCTION

As stated in the Announcement on 8 November 2005, HLD requested the HIL Directors to put forward the Proposal to the Minority Shareholders for consideration.

The purpose of this Explanatory Statement is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Minority Shareholders other relevant information.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. In addition to this Explanatory Statement, your attention is drawn to the letter from the HIL Board set out on pages 9 to 16 of this document, the letter from the Independent Director together with a letter from Platinum to the Independent Director in relation to the Proposal set out on pages 17 to 63 of this document and the Scheme set out on pages 316 to 325 of this document, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation and extinguishment of all of the Scheme Shares. Forthwith upon such reduction of capital taking effect, the authorised share capital of HIL will be increased to its former amount of HK$720,000,000 by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, all of which will be issued, credited as fully paid, to HLD or as HLD may direct.

The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, the holders of the Scheme Shares whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held .... one HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase such cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration.

Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share and his entitlement will be rounded down to the nearest integer.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD has power to issue the new HLD Shares pursuant to the general mandate granted to the HLD Directors at the annual general meeting of HLD held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be issued and credited as fully paid up, ranking *pari passu* with the existing HLD Shares at the date of issue. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

Under the Scheme, the Cancellation Consideration will be provided by HLD. As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties, all being indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and thus will not be cancelled under the Scheme. Accordingly, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain operating factors and financial aspects, including PER, dividend yield, average trading turnovers and prevailing market price levels of both HIL Shares and HLD Shares as well as market capitalisations of both HIL and HLD. Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in this Explanatory Statement on pages 73 to 75 of this document.

Under the Listing Rules, any issue of shares to a party falling within the meaning of "connected persons" would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust relating to some of the HLD Directors, any issue of HLD Shares as Cancellation Consideration to the holders of the HIL Shares beneficially owned by the Connected Parties will constitute a connected transaction of HLD which requires approval by the independent HLD Shareholders under the Listing Rules. In order for these holders of the HIL Shares to receive their Cancellation Consideration other than by way of an issue to them of new HLD Shares, an arrangement was put in place. Under this arrangement, HLD will procure Henderson Development, which is the ultimate holding company taken to be interested in 61.87% of HLD, to transfer to the holders of the HIL Shares beneficially owned by the Connected Parties such number of HLD Shares to which they will be entitled pursuant to the Scheme in consideration of HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to this share transfer arrangement. Since the value of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares will effectively be issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at present. Further announcement regarding the amount of payment will be made when determined. Based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, however, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to effect the payment from internal resources. CSFB as the financial adviser on the Proposal is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcement. Further announcements regarding the Proposal will be made as and when appropriate. Subject to the fulfillment or waiver of the Conditions, the Proposal will become effective and binding on HIL and all of the holders of the Scheme Shares.

Assuming that the Scheme becomes effective on 22 February 2006, share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all holders of the Scheme Shares, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL;

(c) the sanction of the Scheme, with or without modifications, and confirmation of the reduction of the capital of HIL involved in the Scheme by the Court;

(d) an office copy of the order of the Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies;

(e) the granting by the Stock Exchange of the listing of, and permission to deal in, the new HLD Shares which will fall to be issued pursuant to the Proposal;

(f) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the relevant authorities in Hong Kong or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any relevant authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h) all necessary consents which may be required under any existing contractual obligations of HIL having been obtained; and

(i) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any third parties which are necessary or desirable for the implementation of the Proposal under the applicable laws and regulations.

Condition (a) is the combined effect of Section 166 of the Companies Ordinance and Rule 2.10 of the Takeovers Code. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Conditions (a) to (e) cannot be waived in any event. HLD reserves the right to waive conditions (f), (g), (h) and (i), either in whole or in part, and whether generally or in respect of any particular matter. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 or such later date as the Court may allow, failing which the Proposal will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow and the Minority Shareholders will be notified accordingly by press announcements.

FINANCIAL EFFECTS OF THE PROPOSAL

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market price of the HIL Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

Historical share price information on the HIL Shares is set out in Section 2 of Appendix IV to this document.

Net Tangible Assets

Value of the HIL Shares based on HLD Adjusted NTAV

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Value of the HIL Shares based on the closing prices of HLD Shares

(i) Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76, representing:

    (a) a premium of approximately 78.70% over the HIL NTAV per HIL Share of approximately HK$7.70; and

    (b) a discount of approximately 16.20% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

(ii) Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78, representing:

    (a) a premium of approximately 91.95% over the HIL NTAV per HIL Share of approximately HK$7.70; and

    (b) a discount of approximately 9.99% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

By way of comparison, the closing price per HLD Share was:

(i) HK$34.40 on the Last Trading Date, representing:

(a) a discount of approximately 5.21% on the HLD NTAV per HLD Share of approximately HK$36.29; and

(b) a discount of approximately 40.01% on the HLD Adjusted NTAV per HLD Share of HK$57.34, and

(ii) HK$36.95 on the Latest Practicable Date, representing:

(a) a premium of approximately 1.82% over the HLD NTAV per HLD share of approximately HK$36.29; and

(b) a discount of approximately 35.56% on the HLD Adjusted NTAV per HLD Share of HK$57.34.

Earnings

The audited consolidated profit of the HIL Group attributable to the HIL Shareholders for the year ended 30 June 2005 was approximately HK$3,505 million, representing earnings per HIL Share of approximately HK$1.24 as shown in the Consolidated Income Statement in Section 2 of Appendix I to this document. When compared with the HIL Group's audited consolidated profit attributable to the HIL Shareholders of approximately HK$2,130 million in respect of the previous financial year which is equivalent to earnings per HIL Share of approximately HK$0.76, it represents a year-on-year increase in profit attributable to the HIL Shareholders of approximately 64.55%.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of about 11.1. This represents a premium of approximately 29.07% over the PER of approximately 8.6 based on the closing price of HK$10.65 per HIL Share on the Last Trading Date.

Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of approximately 11.92. This represents a premium of approximately 5.58% over the PER of approximately 11.29 based on the closing price of HK$14.00 per HIL Share on the Latest Practicable Date.

By way of comparison, the PERs for HLD Shares were

(i) approximately 5.8, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005, and

(ii) approximately 6.2, based on the closing price of an HLD Share of HK$36.95 on the Latest Practicable Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005.

Dividend Yield

Based on the value of an HIL Share of approximately HK$13.76, calculated by reference to the closing price of HK$34.40 per HLD Share on the Last Trading Date as mentioned above and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 2.03%.

Based on the value of an HIL Share of approximately HK$14.78, calculated by reference to the closing price of HK$36.95 per HLD Share on the Latest Practicable Date and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 1.89%.

By way of comparison, the dividend yields for the HLD Shares were

(i) approximately 2.91%, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and dividends per HLD Share of HK$1.00 for the year ended 30 June 2005, and

(ii) approximately 2.71%, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date and the dividends per HLD Share of HK$1.00 for the year ended 30 June 2005.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

HIL

The Controlling Parties are indirect wholly-owned subsidiaries of HLD. By virtue of their beneficial interests in an aggregate of 2,070,243,859 HIL Shares, which represents 73.48% of the issued share capital of HIL, the Controlling Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, the HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares.

The Excluded Parties comprise various individuals and corporations having an aggregate beneficial interests in 57,014,064 HIL Shares, representing approximately 2.03% of the issued capital of HIL. The individuals are either HLD Director or their family members. As to the corporations, Fu Sang is a company controlled by the trustee of a trust related to certain HLD Directors. Tako Assets and Thommen are wholly-owned subsidiaries of Hong Kong Ferry, which is owned as to 31.33% by HIL, which in turn is a subsidiary of HLD. Therefore, Tako Assets and Thommen are under the control of Hong Kong Ferry, which is an associated company of a subsidiary of HLD. The remaining corporate Excluded Parties are two members of the CSFB Group. Because of all these relationships with HLD as the offeror under the Proposal, notwithstanding that the HIL Shares beneficially owned by them constitute part of the Scheme Shares, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code and are prevented from voting at the Court Meeting.

The table below sets out the shareholding structure of HIL as at the Latest Practicable Date and immediately upon completion of the Proposal:

HIL Shareholders	As at the Latest Practicable Date Number of HIL Shares	%	Upon completion of the Proposal *(note 1)* Number of HIL Shares	%
Controlling Parties	2,070,243,859	73.48	2,817,327,395	100.00
Excluded Parties	57,014,064	2.03	—	—
Independent Minority Shareholders	690,069,472	24.49 *(note 2)*	—	—
Total	2,817,327,395	100.00	2,817,327,395	100.00

Notes:

1. Under the Scheme, the Scheme Shares will be cancelled. Upon such cancellation, the authorised capital of HIL will be increased to its former amount by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, which will be issued as fully paid to HLD or as HLD may direct.

2. Notwithstanding that the Independent Minority Shareholders in aggregate held only 24.49% of the issued share capital of HIL as at the Latest Practicable Date, there is sufficient public float for the purposes of the Listing Rules because some of the Excluded Parties comprising Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen and the two members of the CSFB Group, although presumed to be parties acting in concert with, are not deemed to be "connected persons" of HLD, for the purposes of Rule 8.24 of the Listing Rules. Accordingly, these Excluded Parties are regarded as members of the public under the Listing Rules.

Following the Scheme becoming effective and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become an indirect wholly-owned subsidiary of HLD.

As at the Latest Practicable Date, there were no options, warrants or convertible securities in respect of the HIL Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the HIL Shares entered into by HLD or parties acting in concert with it. As at the Latest Practicable Date, there were 2,817,327,395 HIL Shares in issue and the Minority Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued capital of HIL. Apart from the HIL Shares, HIL does not have any warrants, options, derivatives, convertible securities or other securities in issue.

HLD

The table below sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

HLD Shareholders	As at the Latest Practicable Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As at the Latest Practicable Date, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities. As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

The HLD Board is of the view that the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time. Currently these indirect interest of HLD is held through a 73.48% shareholding of HIL, which has direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. Therefore, HLD's indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. However, after completion of the Proposal, HLD's interests in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. It is also expected that HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index resulting in the HLD Shares becoming, in time, more attractive to institutional investors. The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

The HIL Board believes that the Proposal offers Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date. The Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar. HLD is a significant member of the Hang Seng Index in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all Hang Seng Index constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, HLD Shares have in the past generally enjoyed better trading liquidity than HIL Shares.

In arriving at the Cancellation Consideration, the HLD Board has had regard to the following considerations:

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the respective last reported earnings of HK$5.98 per HLD Share and HK$1.24 per HIL Share, the HLD Shares are trading at a lower price-earnings multiple of 5.75 times compared to a trading multiple of 8.59 times for the HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the dividends per HLD Share of HK$1.00 and the dividends per HIL Share of HK$0.28 for the financial year ended 30 June 2005, the HLD Shares are trading at a higher dividend yield of 2.9% compared to the dividend yield of 2.6% for the HIL Shares;

HLD is a major listed company in Hong Kong, with a market capitalisation of approximately HK$62,422 million and ranked 17 in terms of market capitalisation among the 33 members of the Hang Seng Index on the basis of their respective closing prices on the Stock Exchange on the Last Trading Date, while the market capitalisation of HIL only amounted to approximately HK$30,005 million;

Over the past year, the average daily turnovers of the HLD Shares and the HIL Shares on the Stock Exchange amounted to approximately HK$121 million and approximately HK$19 million, respectively;

The Cancellation Consideration is derived from the value of an HIL Share of approximately HK$13.76 based on the closing price of HK$34.40 per HLD Share on the Last Trading Date, representing a significant premium of approximately 81.05% over the cash offer of HK$7.60 per HIL Share under a general offer extended by HLD to the minority shareholders of HIL in 2002.

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market prices of the HIL Shares. The premia embodied in the Cancellation Consideration, which is calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are set out previously in the section headed "Financial Effects of the Proposal".

In addition, the closing price per HIL Share increased 79.0% from the closing price of HK$5.95 on 4 November 2002 to HK$10.65 on the Last Trading Date, while in the same period the closing price per HLD Share increased 37.1% from HK$25.10 to HK$34.40. Hence, the HIL Board believes that the Proposal offers an attractive premium on top of the robust prevailing market price level of the HIL Shares.

Upon the Scheme becoming effective, HIL will become a wholly-owned subsidiary of HLD. It is the intention of HLD to maintain the existing businesses of the HIL Group upon completion of the Proposal.

INFORMATION RELATING TO THE HIL GROUP

History

HIL is a company incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

HIL Group Structure


Lee Shau Kee
Fu Sang
Henderson Development
61.87%(2)
0.01%(2)
HLD
1.23%(1)
0.20%(2)
73.48%(2)
HIL
37.62%
31.33%
44.21%
78.69%
Hong Kong(3) China Gas
Hong Kong Ferry(3)
Miramar(3)
Henderson Cyber
21.31%

Notes:

(1) Lee Shau Kee is the beneficial owner.

(2) Lee Shau Kee, Lee Ka Kit, Lee Ka Shing and Li Ning are taken to be interested in the shareholding interests of Fu Sang and Henderson Development in HLD and in the shareholding interests of Fu Sang and HLD in HIL by virtue of the SFO.

(3) Hong Kong China Gas, Hong Kong Ferry and Miramar are all listed on the Main Board of the Stock Exchange. A subsidiary of Hong Kong China Gas also owns 5,602,600 HLD Shares, representing 0.31% of the issued capital of HLD, whereas certain subsidiaries of Hong Kong Ferry own 4,406,000 HIL Shares, representing 0.16% of the issued capital of HIL.

Business

An analysis of the HIL Group's turnover and operating profit or loss before interest expenses for each of the two years ended 30 June 2004 and 2005 by reference to its activities is set out below:

	Year ended 30 June			
	2005		2004 *(restated)*	
	Turnover	Operating profit/(loss)	Turnover	Operating profit/(loss)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Property leasing	609,748	368,116	572,313	336,878
Hotel operation	99,321	7,536	89,906	5,088
Department store	134,348	7,755	122,904	4,611
Security guard service	98,432	6,066	92,811	4,683
Infrastructure	235,524	152,056	238,748	150,387
Information technology services income	83,778	(20,520)	87,317	(26,264)
Others	33,269	12,306	51,774	41,270
	1,294,420	533,315	1,255,773	516,653

Property Rental

As at 30 June 2005, the total attributable gross floor area of the HIL Group's rental property portfolio amounted to approximately 1.96 million sq.ft.. Total gross rental income of the HIL Group amounted to approximately HK$672 million for the financial year ended 30 June 2005, representing an increase of 7% over that of the previous financial year. Over the past year, the economy of Hong Kong saw a marked improvement and local unemployment rate showed a further decline. Consumer spending increased as investors' confidence further strengthened. Tourist arrivals from Mainland China continued to increase and the retailing sector also registered increase in turnover. Such developments in the marketplace have led to drastic increase in demand for shop premises. The average occupancy rate of the core investment properties of the HIL Group was maintained at a high level of 96%, with double-digit percentage growth in rental recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Hotel & Retailing Operations

Newton Hotel Hong Kong and Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during the financial year ended 30 June 2005, with sustained increase in room tariffs.

The HIL Group currently operates Citistore department store outlets, which are located in Tseung Kwan O, Tsuen Wan, Tuen Mun, Yuen Long and Ma On Shan. Turnover of this operation continued to increase as the local retailing sector generally benefited both from increase in tourist arrivals from the "Individual Visit Scheme" as well as increase in local consumer spending. The trading results of this retailing operation as a whole maintained satisfactory growth during the financial year ended 30 June 2005.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary of HIL engaged in toll-bridge and toll-road joint venture operations in Mainland China, continued to contribute to the HIL Group's recurrent income stream. Operations relating to the infrastructure segment contributed approximately HK$152 million in profit to the HIL Group during the financial year ended 30 June 2005.

Security Services

Megastrength Security Services Company Limited is wholly-owned by HIL and provides professional security services, including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength Security Services Company Limited currently offers quality professional security services both to the HIL Group and non-HIL Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of the HIL Group.

Associated Companies

Hong Kong China Gas

Hong Kong China Gas is 37.62%-owned by HIL. Hong Kong China Gas and its subsidiaries reported a consolidated profit of approximately HK$3,125 million for the six months ended 30 June 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the six months ended 30 June 2005 and the number of customers increased by 35,762, reaching a total of 1,574,513 as at 30 June 2005.

The business developments of the Hong Kong China Gas group in the PRC are progressing well. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the

Sichuan-to-Wuhan gas pipeline project was completed. There is now ample supply of natural gas to the surrounding areas of these pipelines. This facilitates the rapid growth of gas consumption markets, especially beneficial to the group's development of gas projects in the PRC. In addition to having city piped gas joint venture projects in thirty Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China, the group is exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, the group joined with the Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. It is also exploring other business opportunities, including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by its joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. It has also diversified its strategy to include water supply and drainage in the PRC to capture synergies between these sectors and its gas joint ventures. So far this year, water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province have been successfully concluded. These undertakings represent a further significant milestone in the group's development. It will continue to explore water projects in other Mainland cities. Its transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, the liquefied petroleum gas ("LPG") filling station business run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, the group has a 15% interest in the International Finance Centre ("IFC") in Hong Kong. The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. It also has a 50% interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft. Pre-sale of residential units, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry

Hong Kong Ferry is 31.33%-owned by HIL. The unaudited consolidated net profit after taxation of the Hong Kong Ferry group for the six months ended 30 June 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. The group's profit for the six months ended 30 June 2005 was mainly derived from the sale of residential units of Metro Harbour View in Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during that period, bringing the number of the unsold units down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately

320,000 sq.ft.. The piling works of this project are progressing well. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft.. Demolition work is expected to be completed by the end of this year. During the six months ended 30 June 2005, the ferry, shipyard and related operations recorded an operating loss of HK$1.9 million while the travel and hotel operations sustained a loss of HK$2.9 million. It is expected that the income from property sales and rental will continue to be the primary source of revenue for this group in the financial year ended 31 December 2005.

Miramar

Miramar is 44.21%-owned by HIL. For the year ended 31 March 2005, Miramar and its subsidiaries reported a consolidated profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. The Miramar group's business recorded continuous growth during the year, benefiting from the economic recovery and increased number of Mainland tourist arrivals to Hong Kong. The local and Mainland hotel businesses of this group achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the previous financial year, with an average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The rental generated from Hotel Miramar Shopping Arcade remained stable while rental income and occupancy for the Miramar Tower improved at a steady pace in the second half of the financial year. During the financial year ended 31 March 2005, it recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, which resulted in a satisfactory profit. As of 31 March 2005, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating result of the restaurant business remained stable. The cruise business, air ticket and hotel packages and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that the group will continue to achieve better results in the forthcoming fiscal year.

Henderson Cyber

Henderson Cyber is 78.69%-owned by HIL. Henderson Cyber and its subsidiaries reported a consolidated turnover of approximately HK$84 million for the financial year ended 30 June 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to the shareholders of Henderson Cyber for the financial year ended 30 June 2005 was at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the year ended 30 June 2005, the main focus of Henderson Cyber was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June 2005. After assessing the prospects of the various business segments of Henderson Cyber, HLD, HIL, Hong Kong China Gas and Henderson Cyber jointly announced in August 2005 the privatisation of Henderson Cyber by HIL and Hong Kong China Gas, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005 and as at the Latest Practicable Date, Henderson Cyber was beneficially owned by HIL as to approximately 78.69% and Hong Kong China Gas as to the remaining 21.31%.

Financial information

A summary of the audited consolidated financial results of the HIL Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	1,294,420	1,255,773
Profit from operations	1,471,572	889,196
Profit from ordinary activities before taxation	4,261,565	2,654,099
Profit from ordinary activities after taxation but before minority interests	3,570,831	2,224,027
Profits from ordinary activities after taxation but before minority interests per HIL Share	HK$1.27	HK$0.79
Profits attributable to the HIL Shareholders	3,505,160	2,129,869
Earnings per HIL Share	HK$1.24	HK$0.76

Net tangible assets

The HIL NTAV as at 30 June 2005 was approximately HK$21,699 million, equivalent to HK$7.70 per HIL Share. The HIL Adjusted NTAV is approximately HK$46,268 million, equivalent to HK$16.42 per HIL Share. Details of the HIL Adjusted NTAV are set out in Section 6 of Appendix I to this document.

Dividends

An interim dividend of HK$0.13 per HIL Share was declared and paid by HIL on 21 April 2005. A final dividend of HK$0.15 per HIL Share was declared and paid by HIL on 6 December 2005.

Liquidity and financial resources

As at 30 June 2005, the gearing ratio of the HIL Group which was calculated on the basis of the total net bank borrowings as a ratio of the HIL Group's shareholders' fund was zero, being the same as that registered on 30 June 2004.

The net cash position of the HIL Group, after netting off total bank loans and borrowings of approximately HK$263 million, amounted to approximately HK$2,538 million as at 30 June 2005. Except for a portion of the bank borrowings denominated in RMB in relation to a subsidiary which engages in infrastructure business in the PRC, all of the HIL Group's borrowings were unsecured with the vast majority being obtained on the committed term basis. The maturity profiles of the HIL Group's bank loans and borrowings outstanding as at the end of the two previous financial years are summarized as follows:

	As at 30 June	
	2005	**2004**
	HK$'000	*HK$'000*
Cash at bank and in hand	2,800,155	1,863,818
Less: Bank loans and borrowings repayable		
Within 1 year	(126,910)	(127,731)
After 1 year but within 2 years	(49,889)	(47,744)
After 2 years but within 5 years	(85,790)	(135,679)
Total bank loans and borrowings	(262,589)	(311,154)
Net cash position	2,537,566	1,552,664

The interest expense of the HIL Group was recorded at approximately HK$13 million for the past financial year (2004: HK$16 million) and showed a decrease as a result of the repayment of bank loans and borrowings. Bank loans and borrowings of the HIL Group, which are primarily obtained from international banks in Hong Kong with interests mainly based on agreed interest margins over the Hong Kong Interbank Offer Rate, are mainly of floating rate in nature.

As of 30 June 2005, the shareholders' fund of the HIL Group amounted to approximately HK$22,853 million (2004: HK$20,032 million), representing an increase of 14.08% when compared with that recorded at the end of the previous financial year. The HIL Group is in a strong financial position and possesses a large capital base and a high net cash position. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the HIL Group has adequate financial resources for funding its ongoing operations as well as future expansion.

INFORMATION RELATING TO THE HLD GROUP

History

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

Financial information

A summary of the audited consolidated financial results of the HLD Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	5,833,261	6,727,118
Profit from operations	1,763,834	2,444,819
Profit from ordinary activities before taxation	14,732,414	8,168,096
Profit from ordinary activities after taxation but before minority interests	12,331,072	7,049,212
Profit from ordinary activities after taxation but before minority interests per HLD Share	HK$6.80	HK$3.95
Profit attributable to the HLD Shareholders	10,853,521	6,173,343
Earnings per HLD Share	HK$5.98	HK$3.46

As at 30 June 2005, the audited consolidated net assets of the HLD Group were approximately HK$66,699 million or approximately HK$36.76 per HLD Share.

FUTURE INTENTIONS

Other than as mentioned below, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL. The HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

The table below sets out the ownership of the HIL Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:

HIL Shareholders	Note	Number of HIL Shares	%
Banshing	1	802,854,200	28.50
Markshing	1	602,168,418	21.37
Covite	1	363,328,900	12.90
Gainwise	1	217,250,000	7.71
Darnman	1	84,642,341	3.00
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties		2,070,243,859	73.48
Lee Shau Kee	2, 8 & 9	34,779,936	1.23
Fu Sang	3, 8 & 9	5,615,148	0.20
Ho Wing Fun	4, 8 & 9	1,100	0.00
Lee King Yue	4, 8 & 9	1,001,739	0.04
Lee Tat Man	4, 8 & 9	6,666	0.00
Leung Sing	4, 8 & 9	150,000	0.01
Lo Tak Shing	4, 8 & 9	404,375	0.01
Fung Chun Wah	5, 8 & 9	1,751,000	0.06
Lam Ko Yu	5, 8 & 9	389,000	0.01
Lee Siu Lun	5, 8 & 9	4,897,100	0.18
Tako Assets Limited	6, 8 & 9	3,000,000	0.11
Thommen Limited	6, 8 & 9	1,406,000	0.05
Members of the CSFB Group	7, 8 & 9	3,612,000	0.13
Aggregate number of the HIL Shares beneficially owned by the Excluded Parties	8 & 9	57,014,064	2.03
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties and the Excluded Parties	10	2,127,257,923	75.51
Independent Minority Shareholders		690,069,472	24.49
Total		2,817,327,395	100.00
Minority Shareholders	11	747,083,536	26.52

Notes:

1. The Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

8. All of the HIL Shares beneficially owned by the Excluded Parties would form part of the Scheme Shares.

9. Amongst the Excluded Parties, the Connected Parties fell within the meaning of "connected persons" under Chapter 14A of the Listing Rules as a result of their relationship with HLD.

10. The Controlling Parties and the Excluded Parties were parties acting in concert or presumed to be acting in concert with HLD under the Takeovers Code.

11. The total number of HIL Shares held by the Minority Shareholders equalled the aggregate number of the HIL Shares beneficially owned by the Excluded Parties (including the Connected Parties) and the Independent Minority Shareholders.

Further information on the interests of the HIL Directors, whether as such directors, Excluded Parties, HIL Shareholders or creditors of HIL or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other holders of the Scheme Shares, are set out under Section 3 headed "Disclosure of Interests" in Appendix IV to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Wednesday, 22 February 2006. In such an event, the listing of the HIL Shares on the Stock Exchange is expected to be withdrawn on the same date.

The Minority Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, it is intended that the listing of the HIL Shares on the Stock Exchange will be maintained.

REGISTRATION AND DESPATCH OF SHARE CERTIFICATES

In order to establish entitlements to the Cancellation Consideration under the Scheme, it is proposed to close the Register immediately after 4:00 p.m. on Friday, 17 February 2006 or such other date as may be notified to the Minority Shareholders by press announcement. The Minority Shareholders or their successors in title should ensure that their HIL Shares are registered or lodged for registration in their names or in the names of their nominees before the closure of the Register. The share registrar of HIL is Standard Registrars Limited situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. With effect from 3 January 2006, the share registrar of HIL will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Scheme becomes effective on Wednesday, 22 February 2006, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme are expected to be despatched to the holders of the Scheme Shares or persons nominated by them on or before Saturday, 4 March 2006.

In the absence of any specific instructions to the contrary received in writing by the share registrar of HIL before the Effective Date, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme will be sent to the holders of the Scheme Shares whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the Register in respect of the joint holding. All such share certificates will be sent at the risk of the persons entitled thereto and neither HLD nor HIL will be liable for any loss or delay in transmission.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holders of the Scheme Shares.

ODD LOT TRADING ARRANGEMENT

In order to facilitate the trading of odd lots of HLD Shares issued or transferred under the Scheme, HLD has appointed DBS Vickers (Hong Kong) Limited of 18th - 19th Floors, Man Yee Building, 68 Des Voeux Road Central, Hong Kong to provide the service to match the sale and purchase of odd lots of such HLD Shares during the period from Monday, 6 March 2006 to

Tuesday, 6 June 2006, both days inclusive. Holders of the HLD Shares issued or transferred, as the case may be, in odd lots under the Scheme who wish to use this facility may contact the following agent during the aforesaid period as follows:

Contact Person	Telephone Number
Mr. Peter Cheung Kin Wah — Director, Sales	2863 8892
Mr. Ho Chun Man — Sales Associate	2820 4600

Holders of odd lots of HLD Shares under the Scheme should note that the matching of the sale and purchase of odd lots of HLD Shares is not guaranteed. Such HLD Shareholders are advised to consult their own professional advisers if they are in doubt about the facility described above.

OVERSEAS INDEPENDENT MINORITY SHAREHOLDERS

The making of the Proposal to and the acceptance of the Proposal by those Independent Minority Shareholders not resident in Hong Kong may be subject to the laws and regulations of other jurisdictions. Such Independent Minority Shareholders should observe and inform themselves of any applicable legal or regulatory requirements in their respective jurisdictions. It is the responsibility of the overseas Independent Minority Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Scheme provides that, where the HLD Directors or the HIL Directors have been advised that the allotment and issue of the HLD Shares to an overseas Independent Minority Shareholder may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the HLD Directors or the HIL Directors regard as unduly onerous by reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the HLD Directors who will sell the same in the market as soon as possible and account to the relevant overseas Independent Minority Shareholder for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which he would have been entitled under the Scheme, except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD. The person selected by the HLD Directors will sell the relevant HLD Shares in the market as soon as reasonably practicable on or after the date when the other Independent Minority Shareholders are expected to receive the share certificates for their HLD Shares (which date is expected to be Monday, 6 March 2006) at such price(s) as may reasonably be obtained in the market. The net proceeds of sale, after deduction of expenses, will be sent to the relevant overseas Independent Minority Shareholder at his own risk within 14 days after any such sale but in any event within 28 days from the Effective Date. In the absence of bad faith or wilful default, none of HLD, HIL or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

The HLD Directors have been advised that the making available, offer for subscription or purchase and the allotment and issue of the HLD Shares to those HIL Shareholders residing or with registered address in Malaysia is prohibited by the laws of Malaysia unless the prior approval of the Securities Commission of Malaysia is obtained and a prospectus conforming to the requirements of the Securities Commission Act 1993, as amended, has been registered with the Securities Commission. The HLD Directors believe that it would be unduly onerous by reason of delay, expense or otherwise to obtain such prior approval and to register this document as a prospectus. The arrangement set out in the preceding paragraph will therefore be applied to the HIL Shareholders residing or with registered address in Malaysia and, so as far as the HIL Shareholders residing or with registered address in Malaysia are concerned, this document which will be sent to them does not constitute and is not intended to constitute an offer or invitation to such HIL Shareholders to subscribe for or acquire the HLD Shares, nor will an issue or intended issue of the HLD Shares to such HIL Shareholders be contemplated under this document. Apart from Malaysia, it is not presently expected that the matters stated in the preceding paragraph will apply to any other overseas Independent Minority Shareholders. Further announcement will be made if such matters will apply to any overseas Independent Minority Shareholders other than those residing or with registered address in Malaysia.

TAXATION

The holders of the Scheme Shares, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Consideration would make such holders of the Scheme Shares liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme (with or without modification). In so far as the sanction of the Scheme by the Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

As at the Latest Practicable Date, the Controlling Parties remained interested beneficially in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued capital of HIL. Those HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition preventing the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have indicated that if the Scheme is approved at the Court Meeting, those HIL Shares held by them or their nominees will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting.

In view of the interests of HLD in the Proposal and the relationships between the Excluded Parties and HLD as explained in the paragraphs under the heading "HIL" in the above section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" on pages 71 to 73, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties (some of whom are Connected Parties by reason of the definition of "connected persons" in Chapter 14A of the Listing Rules) representing approximately 2.03% of the issued capital of HIL, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. These HIL Shares, however, do form part of the Scheme Shares. There is no prohibition restricting holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting other than Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing all of whom, in seeking a ruling from the Executive that they, as HLD Directors, did not face a conflict of interest such that Rule 2.4 of the Takeovers Code would be applicable to the Proposal, confirmed that they would not take part as HIL Shareholders in the Meetings to approve the Proposal.

Notices of Meetings are set out on pages 326 to 329 of this document. The Meetings will be held on Friday, 20 January 2006 at the respective times specified in such notices in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong.

DEMAND FOR POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with Article 80 of the articles of association of HIL, at any general meeting of HIL a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations. A poll may be demanded:

(a) by the chairman of such meeting;

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding HIL Shares conferring a right to vote at the meeting, being HIL Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all HIL Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them as soon as possible with the share registrar of HIL, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, but in any case not later than the following respective times. With effect from 3 January 2006, the share registrar of HIL, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment

Limited" are enclosed in order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive). During such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL, Standard Registrars Limited, at either of the addresses mentioned in the preceding paragraph not later than 4:00 p.m. on Tuesday, 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Statement.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HIL Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
Turnover	1,294,420	1,255,773	1,181,245
Profit from operations	1,471,572	889,196	466,459
Share of results of associated companies and jointly controlled entities	2,870,868	1,831,631	1,539,060
Profit from ordinary activities before taxation	4,261,565	2,654,099	1,923,458
Income tax	(690,734)	(430,072)	(315,160)
Profit from ordinary activities after taxation	3,570,831	2,224,027	1,608,298
Minority interests	(65,671)	(94,158)	(43,020)
Profit for the year attributable to the HIL Shareholders	3,505,160	2,129,869	1,565,278
Dividends	(788,852)	(647,985)	(619,812)
Earnings per HIL Share *(HK$)*	1.24	0.76	0.56
Dividend per HIL Share *(HK$)*	0.28	0.23	0.22

Notes:

(1) 2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.

(2) 2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HIL Group's profit for the year attributable to the HIL Shareholders would have been decreased by approximately HK$603 million.

(3) There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.

(4) There were no extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HIL GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HIL Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HIL.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2005

	NOTES	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
Turnover	5	1,294,420	1,255,773
Direct operating costs		(591,816)	(592,610)
		702,604	663,163
Other operating income	7	71,726	86,565
Gain on disposal of investments in securities		—	61,911
(Loss) gain on disposal of property, plant and equipment	8	(2,065)	76,091
Unrealised holding gain on investments in securities		25,942	48,901
Impairment loss on property, plant and equipment recognised		—	(435)
Reversal of impairment loss on properties held for development		—	367
Write back of allowance for completed properties for sale		—	17,254
Fair value gain of investment properties		890,345	160,933
Selling and distribution costs		(55,398)	(62,059)
Administrative expenses		(161,582)	(163,495)
Profit from operations	9	1,471,572	889,196
Finance costs	10	(13,035)	(16,173)
Share of results of associates		2,870,868	1,831,631
Amortisation of goodwill		(74,104)	(59,555)
Negative goodwill released to income		6,264	9,000
Profit before taxation		4,261,565	2,654,099
Taxation	13	(690,734)	(430,072)
Profit before minority interests		3,570,831	2,224,027
Minority interests		(65,671)	(94,158)
Net profit for the year		3,505,160	2,129,869
Dividends	14	788,852	647,985
Earnings per HIL Share	15	HK$1.24	HK$0.76

BALANCE SHEETS
at 30 June 2005

		HIL GROUP		HIL	
		2005	2004	2005	2004
	NOTES	*HK$'000*	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS					
Investment properties	16	5,000,682	4,110,284	—	—
Property, plant and equipment	17	1,835,530	1,880,837	—	—
Properties held for development	18	11,016	11,016	—	—
Investments in subsidiaries	19	—	—	2,157,974	2,107,070
Interests in associates	20	14,556,825	13,139,466	164,226	164,226
Investments in securities	21	241,640	215,418	30	30
Amounts due from minority shareholders	22	80,930	84,519	—	—
Debtors, deposits and prepayments	23	132,863	131,430	—	—
Instalments receivable		4,901	5,633	4,871	5,191
		21,864,387	19,578,603	2,327,101	2,276,517
CURRENT ASSETS					
Inventories	24	29,166	26,689	—	—
Investments in securities	21	—	41,096	—	—
Completed properties for sale	25	248,085	248,591	—	—
Debtors, deposits and prepayments	23	348,788	260,844	9,654	9,653
Instalments receivable		576	2,359	321	302
Amounts due from subsidiaries		—	—	10,444,153	10,235,227
Amounts due from associates	43	42,009	127,488	41,897	38,967
Amounts due from investee companies	26 & 43	6,502	6,376	—	—
Pledged bank deposits	37	20,205	20,205	—	—
Bank balances and cash	37	2,779,950	1,843,613	233	251
		3,475,281	2,577,261	10,496,258	10,284,400
CURRENT LIABILITIES					
Creditors and accrued expenses	27	280,817	224,027	4,964	3,681
Amounts due to subsidiaries		—	—	269,704	597,748
Amounts due to associates	43	2,485	—	—	—
Taxation		185,330	167,257	—	—
Borrowings	28	126,910	127,731	—	—
Obligations under finance leases	29	114	—	—	—
		595,656	519,015	274,668	601,429
NET CURRENT ASSETS		2,879,625	2,058,246	10,221,590	9,682,971
		24,744,012	21,636,849	12,548,691	11,959,488

		HIL GROUP		HIL	
		2005	2004	2005	2004
	NOTES	*HK$'000*	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
CAPITAL AND RESERVES					
Share capital	30	563,466	563,466	563,466	563,466
Reserves	31	22,289,042	19,468,414	11,985,225	11,396,022
		22,852,508	20,031,880	12,548,691	11,959,488
MINORITY INTERESTS		744,759	755,761	—	—
NON-CURRENT LIABILITIES					
Borrowings	28	135,679	183,423	—	—
Deferred tax liabilities	32	565,828	446,060	—	—
Obligations under finance leases	29	416	—	—	—
Amounts due to minority shareholders	33	143,588	147,560	—	—
Amount due to a fellow subsidiary	43	301,234	72,165	—	—
		1,146,745	849,208	—	—
		24,744,012	21,636,849	12,548,691	11,959,488

The financial statements on pages 45 to 97 were approved and authorised for issue by the HIL Board on 28 September 2005 and are signed on its behalf by:

LEE SHAU KEE
DIRECTOR

LEE TAT MAN
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2005

	2005	**2004**
	HK$'000	*HK$'000*
		(restated)
Total equity at beginning of the year		
As previously reported	20,824,626	19,249,420
Prior period adjustments *(note 3)*	(792,746)	(741,597)
As restated	20,031,880	18,507,823
Revaluation surplus on hotel properties not recognised in the consolidated income statement	19,800	14,000
	20,051,680	18,521,823
Net profit for the year	3,505,160	2,129,869
Dividend paid	(704,332)	(619,812)
Total equity at end of the year	22,852,508	20,031,880

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2005

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit from operations		1,471,572	889,196
Adjustments for:			
Dividends from investments in securities		(10,070)	(19,115)
Depreciation and amortisation		85,627	85,294
Interest income		(52,813)	(28,947)
Gain on disposal of investments in securities		—	(61,911)
Loss (gain) on disposal of property, plant and equipment		2,065	(76,091)
Unrealised holding gain on investments in securities		(25,942)	(48,901)
Impairment loss on property, plant and equipment		—	435
Reversal of impairment loss on properties held for development		—	(367)
Write back of allowance for completed properties for sale		—	(17,254)
Allowance for doubtful debts		5,671	3,321
Increase in fair value gain of investment properties		(890,345)	(160,933)
Operating cash flows before movements in working capital		585,765	564,727
Decrease (increase) in instalments receivable		2,515	(812)
Increase in inventories		(2,477)	(900)
Decrease in completed properties for sale		506	2,627
Increase in debtors, deposits and prepayments		(95,252)	(9,695)
Increase (decrease) in creditors and accrued expenses		56,649	(28,448)
Cash generated from operations		547,706	527,499
Income taxes paid		(64,088)	(49,780)
Interest paid		(13,021)	(17,310)
Interest on finance leases paid		(14)	(4)
NET CASH FROM OPERATING ACTIVITIES		470,583	460,405
INVESTING ACTIVITIES			
Dividends received from associates and investments in securities		938,181	884,969
Interest received		53,533	33,717
Purchase of investment properties		(53)	(549)
Purchase of property, plant and equipment		(22,203)	(19,168)
Payments to acquire additional interest in a subsidiary		(50,904)	—
Payments to acquire additional interests in associates		(23,668)	—
Payments to acquire investments in securities		(514)	—
Proceeds from disposal of property, plant and equipment		219	6,625
Proceeds from disposal of investments in securities		40,794	804,425
Advance to investee companies		(126)	(38)
Repayment from (advance to) associates		85,479	(579)
Repayment from (advance to) minority shareholders		3,589	(5,326)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	34	19	(58)
NET CASH FROM INVESTING ACTIVITIES		1,024,346	1,704,018

	NOTE	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
FINANCING ACTIVITIES			
Dividends paid to shareholders		(704,191)	(619,840)
Dividends paid to minority shareholders		(33,347)	(66,383)
Advance from (repayment to) a fellow subsidiary		229,069	(127,249)
Repayment to minority shareholders		(3,972)	(10,474)
Advance from (repayment to) associates		2,485	(234)
Repayment to an investee company		—	(4,143)
Repayment of obligations under finance leases		(71)	(47)
Issue of shares to minority shareholders		—	2,340
New bank and other loans raised		—	6,100
Repayment of bank and other loans		(53,178)	(287,421)
NET CASH USED IN FINANCING ACTIVITIES		(563,205)	(1,107,351)
NET INCREASE IN CASH AND CASH EQUIVALENTS		931,724	1,057,072
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,814,443	757,371
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		2,746,167	1,814,443
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		2,779,950	1,843,613
Bank overdrafts		(33,783)	(29,170)
		2,746,167	1,814,443

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2005

1. GENERAL

HIL is a public limited liability company incorporated in Hong Kong with its HIL Shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development, a private limited liability company incorporated in Hong Kong.

HIL is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

2. ADOPTION OF/POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for:

HKFRS 3 *Business combinations* which is applicable to business combinations, for which the agreement date is on or after 1 January 2005; and

HK Interpretation 1 ("HK Int 1") *The appropriate accounting policies for infrastructure facilities* which is effective on 1 October 2004.

The principal effects of the application of HKFRS 3 and HK Int 1 to the HIL Group are summarised as follows:

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the HIL Group for business combinations for which the agreement date is on or after 1 January 2005. The transactions to which HKFRS 3 has been applied by the HIL Group are the acquisitions of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year. By adoption of HKFRS 3, no amortisation for goodwill arose from the above transactions during the year has been charged to the consolidated income statement.

In accordance with the transitional rules of HKFRS 3, the HIL Group will apply the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1 January 2005, i.e. 1 July 2005. Therefore, the change has had no significant impact on amounts reported for the current and prior periods.

HK Int 1 The appropriate accounting policies for infrastructure facilities

In the current year, the HIL Group has adopted HK Int 1 *The appropriate accounting policies for infrastructure facilities* issued by the HKICPA.

The principal effect of the adoption of HK Int 1 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis of a sinking fund method.

By adoption HK Int 1, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis which is similar to a straight-line method. In the absence of any specific transitional requirements in HK Int 1, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

In the current year, the HIL Group has early adopted HKAS 40 *Investment property* and HK(SIC) Interpretation 21 *Income taxes — Recovery of revalued non-depreciable assets*.

HKAS 40 Investment property

In previous years, investment property is stated at its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property is transferred to the income statement. No depreciation is provided on investment property except where the unexpired term of the relevant lease is 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to be recognised directly in the income statement in the period in which they arise. The HIL Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

HK(SIC) Interpretation 21 Income taxes - Recovery of revalued non-depreciable assets

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation.

In the current year, the HIL Group has applied HK(SIC) Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the HIL Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

The HIL Group has commenced considering the potential impact of the other new HKFRSs and has so far concluded that the adoption of HKAS 16 *Property, plant and equipment*, HKAS 17 *Leases*, HKAS 28 *Investments in associates* and the related interpretations may have an effect on how the results for the future accounting years are prepared and presented.

Hotel property

In previous years, the HIL Group's self-operated hotel properties were carried at revalued amounts and were not subject to depreciation. Hong Kong Interpretation 2 *The appropriate accounting policies for hotel properties* requires owner-operated hotel building and integral plant and equipment to be accounted for in accordance with HKAS 16. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continued to be accounted for as property, plant and equipment.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the HIL Group, the difference between the reporting date of the associate and that of the HIL Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the HIL Group's financial statements.

Investments in securities

In previous years, the HIL Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities, "other investment" or "held-to-maturity securities" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity securities are carried at amortised cost less impairment losses (if any). From 1 July 2005 onwards, the HIL Group will classify and measure its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1 July 2005 onwards, the HIL Group will classify and measure its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

The HIL Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the HIL Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the HIL Group are prepared and presented.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	2005				2004			
	HKAS 40	HK(SIC) Int 21	HK Int 1	Total	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Increase in depreciation and amortisation	—	—	(19,371)	(19,371)	—	—	(21,289)	(21,289)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	—	—	53,178	53,178
Increase in fair value gain of investment properties	890,345	—	—	890,345	160,933	—	—	160,933
Increase in share of results of associates	635,246	—	—	635,246	195,412	—	—	195,412
Increase in shares of taxation of associates	—	(111,682)	—	(111,682)	—	(33,010)	—	(33,010)
(Increase) decrease in deferred tax	—	(117,713)	2,887	(114,826)	—	(22,706)	3,397	(19,309)
Decrease (increase) in minority interests	—	—	8,604	8,604	—	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

The cumulative effects of the application of the new HKFRSs as at 1 July 2004 and 2003 are summarised below:

	At 1 July 2004				At 1 July 2003			
	HKAS 40	HK(SIC) Int 21	HK Int 1	Total	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Decrease in property, plant and equipment	—	—	(100,846)	(100,846)	—	—	(132,735)	(132,735)
Decrease in interests in associates	—	(362,200)	—	(362,200)	—	(329,190)	—	(329,190)
Decrease in minority interests	—	8,194	38,025	46,219	—	8,086	68,852	76,938
Increase in deferred tax liabilities	—	(399,002)	23,083	(375,919)	—	(376,296)	19,686	(356,610)
	—	(753,008)	(39,738)	(792,746)	—	(697,400)	(44,197)	(741,597)

The financial effects of the application of the new HKFRSs to the HIL Group's equity at 1 July 2003 are summarised below:

	As originally stated	HKAS 40	HK(SIC) Int 21	HK Int 1	As restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property revaluation reserve	1,815,358	(535,371)	—	—	1,279,987
Retained profits	10,389,213	535,371	(697,400)	(44,197)	10,182,987

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(A) Basis of consolidation

The consolidated financial statements incorporate the financial statements of HIL and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the HIL Group have been eliminated on consolidation.

(B) **Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the HIL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 July 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 July 2001 with agreement dated before 31 December 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions for which the agreement date is on or after 1 January 2005, represents the excess of the cost of acquisition over the HIL Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the HIL Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(C) **Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)**

HKFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss. HKFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Negative goodwill arising on acquisitions on or after 1 January 2001 with agreement dated before 31 December 2004 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate before 31 December 2004 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from assets.

(D) **Investments in subsidiaries**

Investments in subsidiaries are included in the HIL's balance sheet at cost less any identified impairment loss.

(E) **Interests in associates**

The consolidated income statement includes the HIL Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30 June each year or to a date which is not more than six months before the HIL Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the HIL Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

When the HIL Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the HIL Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by HIL on the basis of dividends received and receivable during the year. In HIL's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(F) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the HIL Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(G) **Jointly controlled assets**

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the HIL Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the HIL Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the HIL Group.

(H) **Revenue recognition**

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the HIL Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the HIL Group's rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service and commission income are recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(ix) Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(x) Revenue from the provision of internet and telecommunication services are recognised at the time when the services are rendered.

(I) **Investment properties**

Investment properties, which are property held to earn rentals and/or for capital appreciation, is stated at fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

(J) **Hotel properties**

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the HIL Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the property revaluation reserve on individual basis. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(K) **Properties held for development**

Properties held for development are stated at the cost of acquisition to the HIL Group together with any attributable expenses less any identified impairment losses, where appropriate.

(L) **Completed properties for sale**

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(M) **Property, plant and equipment**

Property, plant and equipment, other than hotel properties and construction in progress, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than hotel properties and construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 40 years
Toll highway operation rights and bridges	Over the operating periods
Others	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(N) **Impairment**

At each balance sheet date, the HIL Group reviews the carrying amounts of its assets other than investment properties to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(O) **Inventories**

Inventories, which represent retail, catering stocks and trading goods, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method.

(P) **Instalments receivable**

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(Q) **Leases**

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the HIL Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(R) **Development costs**

Research and development costs, including website/portal development costs, are charged to the income statement as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(S) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(T) **Retirement benefit costs**

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense as they fall due.

(U) **Foreign currencies**

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the HIL Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the HIL Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

(V) **Taxation**

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the HIL Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. TURNOVER

	2005	2004
	HK$'000	*HK$'000*
Hotel operation	99.321	89.906
Information technology services income	83.778	87.317
Rental income	609.748	572.313
Sale of goods	134.348	122.904
Sale of properties	1.646	5.643
Security guard services	98.432	92.811
Toll fee income	235.524	238.748
Others	31.623	46.131
	1.294.420	1.255.773

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the HIL Group reports its primary segment information is as follows:

Property leasing — property rental
Hotel operation — hotel operations and management
Department store — department store operations and management
Infrastructure — infrastructure project investment
Others — investment holding. sale of properties. provision of cleaning and security guard services. retail business and provision of information technology services

Segment information about these businesses is presented below:

2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	609,748	99,321	134,348	235,524	215,479	—	1,294,420
Other operating income	4,536	117	1,244	1,907	11,109	—	18,913
External income	614,284	99,438	135,592	237,431	226,588	—	1,313,333
Inter-segment income	58,088	—	3	—	3,614	(61,705)	—
Total income	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	368,116	7,536	7,755	152,056	(2,148)	—	533,315
Interest income	40	—	—	10,742	42,031	—	52,813
(Loss) gain on disposal of property, plant and equipment	21	—	2	(2,039)	(49)	—	(2,065)
Unrealised holding gain on investments in securities	—	—	—	—	25,942	—	25,942
Fair value gain of investment properties	890,345	—	—	—	—	—	890,345
Unallocated corporate expenses							(28,778)
Profit from operations							1,471,572
Finance costs							(13,035)
Share of results of associates							2,870,868
Amortisation of goodwill							(74,104)
Negative goodwill released to income							6,264
Profit before taxation							4,261,565
Taxation							(690,734)
Profit before minority interests							3,570,831
Minority interests							(65,671)
Net profit for the year							3,505,160

2005

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET						
Assets						
Segment assets	5.255.033	785.166	52.535	1.253.565	379.143	7.725.442
Interests in associates						14.556.825
Amounts due from associates						42.009
Unallocated corporate assets						3.015.392
Consolidated total assets						25.339.668
Liabilities						
Segment liabilities	79.190	18.614	114.026	20.112	36,310	268.252
Amount due to associates						2.485
Unallocated corporate liabilities						1.471.664
Consolidated total liabilities						1.742.401
OTHER INFORMATION						
Capital additions	53	1.905	12.795	1.635	6.469	22.857
Depreciation and amortisation	—	744	13.687	55.401	15.795	85.627
Allowance for doubtful debts	1.685	(170)	—	—	4.156	5.671

2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
INCOME AND RESULTS							
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Eliminations	Consolidated
Segment results	336,878	5,088	4,611	150,387	19,689	—	516,653
Interest income	41	—	—	12,613	16,293	—	28,947
Gain on disposal of investments in securities	—	—	—	—	61,911	—	61,911
Gain (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	—	(435)	—	(435)
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sale	—	—	—	—	17,254	—	17,254
Fair value gain of investment properties	160,933	—	—	—	—	—	160,933
Unallocated corporate expenses							(21,426)
Profit from operations							889,196
Finance costs							(16,173)
Share of results of associates							1,831,631
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Profit before taxation							2,654,099
Taxation							(430,072)
Profit before minority interests							2,224,027
Minority interests							(94,158)
Net profit for the year							2,129,869

2004

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
						(restated)
BALANCE SHEET						
Assets						
Segment assets	4.366.814	760.249	48.277	1.225.854	424.523	6.825.717
Interests in associates						13.139.466
Amounts due from associates						127.488
Unallocated corporate assets						2.063.193
Consolidated total assets						22.155.864
Liabilities						
Segment liabilities	75.139	6.628	88.574	12.575	30.143	213.059
Unallocated corporate liabilities						1.155.164
Consolidated total liabilities						1.368.223
OTHER INFORMATION						
Capital additions	549	1.142	9.818	1.223	6.985	19.717
Depreciation and amortisation	—	981	11.839	55.188	17.286	85.294
Allowance for doubtful debts	2.139	119	—	—	1.063	3.321

Geographical segments

The HIL Group's sale of properties. property leasing. hotel operation. department store operation. security guard services and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the PRC.

The following table provides an analysis of the HIL Group's revenue by geographical market, irrespective of the origin of the goods/services:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,058,896	235,524	1,294,420
Other operating income	17,006	1,907	18,913
External income	1,075,902	237,431	1,313,333

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,015,869	239,904	1,255,773
Other operating income	53,057	4,561	57,618
External income	1,068,926	244,465	1,313,391

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Carrying amount of total assets	23,975,107	1,364,561	25,339,668
Addition to investment properties	53	—	53
Additions to property, plant and equipment	21,169	1,635	22,804

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
			(restated)
Carrying amount of total assets	20,857,451	1,298,413	22,155,864
Addition to investment properties	549	—	549
Additions to property, plant and equipment	17,945	1,223	19,168

Segmental information for the principal associates of the HIL Group are shown on pages 91 to 97.

7. OTHER OPERATING INCOME

	2005	2004
	HK$'000	*HK$'000*
Compensation for early termination of tenancy agreements	336	184
Dividend income from listed investments	5,398	11,032
Dividend income from unlisted investments	4,672	8,083
Interest income *(note)*	52,813	28,947
Profit on disposal of option contract	—	22,072
Sponsorship fee	1,437	1,357
Sundry income	7,070	14,890
	71,726	86,565

Note: Included interest income from deferred instalment receivables of HK$9,754,000 (2004: HK$11,467,000).

8. (LOSS) GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	HK$'000	*HK$'000*
(Loss) gain on disposal of toll bridges	(1,933)	104,332
Loss on disposal of other property, plant and equipment	(132)	(28,241)
	(2,065)	76,091

On 10 March 2004, the HIL Group entered into two agreements with 天津市貸款道路建設車輛通行費徵收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the HIL Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office with effective from 1 June 2003 at a total consideration of approximately RMB283,748,000 (equivalent to approximately HK$264,595,000) (the "Consideration").

The Consideration will be received by instalments at RMB28,100,000 (equivalent to HK$26,203,000) per annum and RMB16,000,000 (equivalent to HK$14,920,000) per annum for the period from 1 June 2003 to 27 October 2010 and from 28 October 2010 to 20 July 2015, respectively. Accordingly, the HIL Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175,946,000.

9. PROFIT FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit from operations has been arrived at after charging:		
Allowance for doubtful debts	5.671	3.321
Auditors' remuneration	3.279	2.926
Cost of inventories recognised as an expense	125.829	124.259
Cost of properties recognised as an expense	506	2.705
Depreciation and amortisation		
Owned assets	85.550	85.294
Assets held under finance leases	77	—
Development costs	10	10
Minimum leases payments under operating leases in respect of		
Rented premises	90.105	86.501
Telecommunications network facilities	3.763	5.237
Staff costs including directors emoluments	230.022	229.778
and after crediting:		
Rental from investment properties net of outgoings of HK$104.871.000 (2004: HK$107.338.000) *(note a)*	220.480	211.965
Other rental income less outgoings *(notes a and b)*	106.958	90.739

Notes:

a. Including contingent rental income of HK$116.721.000 (2004: HK$94.901.000) from investment properties and other properties.

b. Including rental income of HK$1.812.000 (2004: HK$1.642.000) from jointly controlled assets less expenses of HK$510.000 (2004: HK$577.000).

10. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	11.586	14.400
Finance leases	14	4
Other borrowings	1.435	1.769
	13.035	16.173

11. DIRECTORS' EMOLUMENTS

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	2005 Total emoluments	2004 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Lee Shau Kee	40	—	—	40	40
Lee Ka Kit	40	—	—	40	40
Colin Lam Ko Yin	40	—	—	40	40
Lee Tat Man	20	—	—	20	20
Lee King Yue	20	—	—	20	20
Eddie Lau Yum Chuen	20	—	—	20	20
Li Ning	20	—	—	20	20
Lee Ka Shing	40	—	—	40	40
Patrick Kwok Ping Ho	20	—	—	20	20
Ho Wing Fun	20	—	—	20	20
Lau Chi Keung	20	—	—	20	20
Donald Cheung Ping Keung	20	—	—	20	20
Augustine Wong Ho Ming	20	—	—	20	20
Suen Kwok Lam	20	—	—	20	20
Sit Pak Wing	20	—	—	20	20
Woo Po Shing	20	—	—	20	20
Philip Yuen Pak Yiu	20	50	—	70	70
Leung Hay Man	20	230	—	250	70
Gordon Kwong Che Keung	20	180	—	200	—
Alex Wu Shu Chih	20	90	—	110	—
Ko Ping Keung	40	260	—	300	—
Wu King Cheong	20	90	—	110	—
	540	900	—	1,440	540

Except for directors' fees of HK$100,000 (2004: HK$60,000) and other emoluments of HK$620,000 (2004: HK$100,000), no emoluments were paid to the independent non-executive directors during the two years ended 30 June 2005.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year. There was no contributions to pension schemes for directors during the year.

Certain of the HIL Directors received remuneration from HIL's intermediate holding company for services provided to the HIL Group headed by the intermediate holding company of which HIL is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to HIL's intermediate holding company and each of that company's subsidiaries.

12. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the HIL Group, none of whom is a director, are as follows:

	2005	2004
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits in kind	5,180	5,441
Contributions to retirement benefit schemes	159	186
Bonus	604	430
	5,943	6,057

Their emoluments are within the following bands:

	Number of employees	
	2005	2004
Bands		
Nil - HK$1,000,000	3	2
HK$1,000,001 - HK$1,500,000	1	2
HK$1,500,001 - HK$2,000,000	—	1
HK$2,000,001 - HK$2,500,000	1	—
	5	5

13. TAXATION

	2005	2004
	HK$'000	*HK$'000*
		(restated)
The charge comprises:		
Taxation attributable to HIL and its subsidiaries		
Current tax		
Hong Kong	57,232	48,753
Other regions in the PRC	28,019	20,793
	85,251	69,546
(Over)underprovision in prior year		
Hong Kong	(3,467)	(463)
Other regions in the PRC	377	—
	(3,090)	(463)
Deferred tax *(note 32)*		
Current year	119,768	41,611
	201,929	110,694
Share of taxation attributable to associates	488,805	319,378
	690,734	430,072

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The taxation charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit before taxation	4.261.565	2.654.099
Tax at the Hong Kong Profits Tax rate of 17.5%	745.774	464.467
Tax effect of share of results of associates	(13.597)	(1.157)
Tax effect of expenses not deductible for tax purpose	41.056	22.730
Tax effect of income not taxable for tax purpose	(28.735)	(9.176)
Overprovision in respect of prior years	(3.090)	(463)
Tax effect of deferred tax assets not recognised	(7.749)	(3.412)
Tax effect of tax losses not recognised	8.049	7.092
Utilisation of tax losses previously not recognised	(36.568)	(6.448)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(7.496)	(9.979)
Tax relief	(7.036)	(30.579)
Others	126	(3.003)
Taxation charge for the year	690.734	430.072

14. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Interim paid, 13 cents (2004: 11 cents) per share	366.253	309.906
Final proposed, 15 cents (2004: 12 cents) per share	422.599	338.079
	788.852	647.985

15. EARNINGS PER HIL SHARE

The calculation of earnings per HIL Share is based on the net profit for the year of HK$3.505.160.000 (2004: HK$2.129.869.000, restated) and on 2.817.327.395 (2004: 2.817.327.395) HIL Shares in issue during the year. Diluted earnings per HIL Share is not shown as there were no dilutive potential HIL Shares in existence during the two years ended 30 June 2005.

The adjustment to comparative basic earnings per HIL Share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic
	HK$
Reconciliation of 2004 earnings per HIL Share:	
Reported figure before adjustment	0.65
Adjustment arising from change of accounting policies	0.11
Restated	0.76

16. INVESTMENT PROPERTIES

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
At beginning of the year	4,110.284	3.948.186
Additions	53	549
Increase in fair value during the year	890.345	161.549
At end of the year	5,000.682	4.110.284

Representing:

	2005	2004
	HK$'000	*HK$'000*
Long-term leasehold properties situated in Hong Kong	1.369.359	1.076.215
Medium-term leasehold properties situated in Hong Kong	3.631.323	3.034.069
	5.000.682	4.110.284

The HIL Group's investment properties were fair-valued on 30 June 2005 by an independent firm of professional surveyors, DTZ, on an open market value basis. The resulting increase in fair value of investment properties of HK$890.345.000 (2004: HK$160.933.000) has been recognised directly in the consolidated income statement.

All the investment properties of the HIL Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$455.882.000 (2004: HK$404.584.000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the HIL Group's proportionate share in the valuation of the relevant properties.

17. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Other land and buildings	Toll highway operation rights	Bridges	Construction in progress	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE HIL GROUP							
COST OR VALUATION							
At 1 July 2004	750,000	54,807	789,529	560,929	466	280,989	2,436,720
Additions	—	—	—	48	—	22,756	22,804
Surplus on revaluation	19,800	—	—	—	—	—	19,800
Disposals	—	—	—	(11,665)	—	(18,303)	(29,968)
Reclassification	—	—	—	—	(466)	466	—
At 30 June 2005	769,800	54,807	789,529	549,312	—	285,908	2,449,356
Comprising:							
At cost	—	54,807	789,529	549,312	—	285,908	1,679,556
At valuation - 30 June 2005	769,800	—	—	—	—	—	769,800
	769,800	54,807	789,529	549,312	—	285,908	2,449,356
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1 July 2004							
As previously reported	—	10,649	163,176	62,349	—	218,863	455,037
Prior period adjustment *(note 3)*	—	—	30,067	70,779	—	—	100,846
As restated	—	10,649	193,243	133,128	—	218,863	555,883
Provided for the year	—	1,248	34,691	19,097	—	30,591	85,627
Eliminated on disposals	—	—	—	(9,690)	—	(17,994)	(27,684)
At 30 June 2005	—	11,897	227,934	142,535	—	231,460	613,826
NET BOOK VALUES							
At 30 June 2005	769,800	42,910	561,595	406,777	—	54,448	1,835,530
At 30 June 2004 (restated)	750,000	44,158	596,286	427,801	466	62,126	1,880,837

	Hotel properties		Other land and buildings		Toll highway operation rights		Bridges	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Long-term leasehold properties situated in								
— Hong Kong	226,800	220,000	5	5	—	—	—	—
— PRC	—	—	393	436	—	—	—	—
Medium-term leasehold properties situated in								
— Hong Kong	543,000	530,000	40,021	41,038	—	—	—	—
— PRC	—	—	2,491	2,679	561,595	596,286	406,777	427,801
	769,800	750,000	42,910	44,158	561,595	596,286	406,777	427,801

Notes:

(1) Hotel properties were revalued on 30 June 2005 by an independent firm of professional surveyors, DTZ on an open market value basis The surplus arising on revaluation of hotel properties attributable to the HIL Group amounted to HK$19,800,000 (2004: HK$14,000,000) has been credited to the property revaluation reserve.

(2) The net book value of equipment include an amount of HK$524,000 (2004: nil) in respect of assets held under finance leases.

(3) The HIL Group's toll highway operation rights are pledged as securities for certain bank loans.

	Furniture and equipment
	HK$'000
HIL	
COST	
At 1 July 2004 and 30 June 2005	21
DEPRECIATION	
At 1 July 2004 and 30 June 2005	21
NET BOOK VALUES	
At 30 June 2005 and 30 June 2004	—

18. PROPERTIES HELD FOR DEVELOPMENT

THE HIL GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2004: HK$618,000).

19. INVESTMENTS IN SUBSIDIARIES

	HIL	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,157,974	2,107,070

Details of the principal subsidiaries are shown on pages 84 to 89.

20. INTERESTS IN ASSOCIATES

	HIL GROUP		HIL	
	2005	2004	2005	2004
	HK$'000	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	164,226	164,226
Share of net assets	482,801	380,719	—	—
	482,801	380,719	164,226	164,226
Listed in Hong Kong				
Share of net assets	12,920,814	11,822,170	—	—
Goodwill on acquisition of associates	1,502,793	1,216,796	—	—
Amortisation	(230,635)	(164,110)	—	—
	1,272,158	1,052,686	—	—
Negative goodwill on acquisition of associates	(150,212)	(141,109)	—	—
Release to income statement	31,264	25,000	—	—
	(118,948)	(116,109)	—	—
	14,074,024	12,758,747	—	—
	14,556,825	13,139,466	164,226	164,226
Market value of listed investments	36,845,509	29,372,248	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

Details of the principal associates are shown on page 90.

21. INVESTMENTS IN SECURITIES

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
HIL GROUP								
Equity securities								
Listed in Hong Kong	—	—	—	—	200,735	165,980	200,735	165,980
Unlisted	—	—	7,558	7,558	21,882	30,181	29,440	37,739
	—	—	7,558	7,558	222,617	196,161	230,175	203,719
Debt securities								
Listed outside Hong Kong	11,465	11,699	—	—	—	—	11,465	11,699
Unlisted	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	—	—	—	—	11,465	52,795
Market value of listed securities	11,088	11,936	—	—	200,735	165,980	211,823	177,916
Carrying amount analysed for reporting purposes as:								
Current	—	41,096	—	—	—	—	—	41,096
Non-current	11,465	11,699	7,558	7,558	222,617	196,161	241,640	215,418
	11,465	52,795	7,558	7,558	222,617	196,161	241,640	256,514

	Other investments	
	2005	2004
	HK$'000	*HK$'000*
HIL		
Equity securities		
Unlisted	30	30
Carrying amount analysed for reporting purposes as:		
Non-current	30	30

22. AMOUNTS DUE FROM MINORITY HIL SHAREHOLDERS

The amounts are unsecured and interest-free. The HIL Directors have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The HIL Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the HIL Group is as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Under 1 month overdue	114,938	47,278
1 to 3 months overdue	16,419	19,695
More than 3 months overdue but less than 6 months overdue	4,413	4,267
Over 6 months overdue	32,391	7,167
	168,161	78,407
Prepayments, deposits and other receivables - current portion	180,627	182,437
	348,788	260,844
Prepayments, deposits and other receivables - non-current portion	132,863	131,430
	481,651	392,274

At 30 June 2005, included in debtors, deposits and prepayments, other receivables of HK$155,393,000 (2004: HK$169,540,000) represented the discounted instalment receivables in future arising from the disposal of toll bridges in 2004 as further detailed in note 8, out of which, HK$22,530,000 (2004: HK$38,110,000) was classified as current assets.

24. INVENTORIES

HIL GROUP

Inventories of HK$790,000 (2004: HK$976,000) are carried at net realisable value.

25. COMPLETED PROPERTIES FOR SALE

HIL GROUP

Completed properties for sale with a total carrying value of HK$28.446.000 (2004: HK$28.734.000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the HIL Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$199.527.000 (2004: HK$199.527.000) are carried at net realisable value.

26. AMOUNTS DUE FROM INVESTEE COMPANIES

The amounts are unsecured and with no fixed repayment terms. Included in the balances is an amount of HK$6.300.000 (2004: HK$6.300.000) which bore interest at 5% (2004: 5%) per annum from July 2004 to March 2005. The remaining balances are interest-free.

27. CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the HIL Group included in creditors and accrued expenses by due date is as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Due within 1 month or on demand	123.507	96.788
Due after 1 month but within 3 months	42.982	30.998
Due after 3 months but within 6 months	3.318	844
Due after 6 months	7.930	6.256
	177.737	134.886
Rental deposits and other payables	103.080	89.141
Total creditors and accrued expenses	280.817	224.027

28. BORROWINGS

	HIL GROUP 2005	2004
	HK$'000	*HK$'000*
Bank loans	228,806	255,664
Other loans	—	26,320
Bank overdrafts	33,783	29,170
	262,589	311,154
Secured	228,806	237,664
Unsecured	33,783	73,490
	262,589	311,154

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	126,910	127,731
Between one to two years	49,889	47,744
Between two to five years	85,790	135,679
	262,589	311,154
Less: Amounts due within one year and included in current liabilities	(126,910)	(127,731)
Amounts due after one year	135,679	183,423

29. OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	HIL GROUP			
	Total outstanding minimum lease payments		Present value	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not later than one year	132	—	114	—
Later than one year and not later than five years	443	—	416	—
	575	—	530	—
Less: Future finance charges	(45)	—	—	—
Present value of lease obligations	530	—	530	—
Amount due within one year shown under current liabilities			(114)	—
Amount shown under non-current liabilities			416	—

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The HIL Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years.

30. SHARE CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
3,600,000,000 (2004: 3,000,000,000) HIL Shares	720,000	600,000
Issued and fully paid:		
2,817,327,395 (2004: 2,817,327,395) HIL Shares	563,466	563,466

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the authorised share capital of HIL was increased from HK$600,000,000 to HK$720,000,000 by the creation of 600,000,000 additional new HIL Shares.

31. RESERVES

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
HIL GROUP						
As 1 July 2003						
As previously reported	1.815.358	12.909	6.158.568	309.906	10.389.213	18.685.954
Prior period adjustments (*note a*)	(535.371)	—	—	—	(206.226)	(741.597)
As restated	1.279.987	12.909	6.158.568	309.906	10.182.987	17.944.357
Final dividend paid	—	—	—	(309.906)	—	(309.906)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	14.000	—	—	—	—	14.000
Net profit for the year	—	—	—	—	2.129.869	2.129.869
Interim dividend paid	—	—	—	—	(309.906)	(309.906)
Final dividend proposed	—	—	—	338.079	(338.079)	—
At 1 July 2004	1.293.987	12.909	6.158.568	338.079	11.664.871	19.468.414
Final dividend paid	—	—	—	(338.079)	—	(338.079)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	19.800	—	—	—	—	19.800
Net profit for the year	—	—	—	—	3.505.160	3.505.160
Interim dividend paid	—	—	—	—	(366.253)	(366.253)
Final dividend proposed	—	—	—	422.599	(422.599)	—
At 30 June 2005	1.313.787	12.909	6.158.568	422.599	14.381.179	22.289.042
HIL						
At 1 July 2003	—	3.461	6.158.568	309.906	4.692.431	11.164.366
Final dividend paid	—	—	—	(309.906)	—	(309.906)
Net profit for the year	—	—	—	—	851.468	851.468
Interim dividend paid	—	—	—	—	(309.906)	(309.906)
Final dividend proposed	—	—	—	338.079	(338.079)	—
At 1 July 2004	—	3.461	6.158.568	338.079	4.895.914	11.396.022
Final dividend paid	—	—	—	(338.079)	—	(338.079)
Net profit for the year	—	—	—	—	1.293.535	1.293.535
Interim dividend paid	—	—	—	—	(366.253)	(366.253)
Final dividend proposed	—	—	—	422.599	(422.599)	—
At 30 June 2005	—	3.461	6.158.568	422.599	5.400.597	11.985.225

Included in the above is the HIL Group's share of post-acquisition reserves of its associates as follows:

At 30 June 2005	909.463	—	—	—	5.269.692	6.179.155
At 30 June 2004 (restated)	909.463	—	—	—	3.815.739	4.725.202

Notes:

(a) Retained profits and the HIL Group's share of post-acquisition reserves of its associates have been restated as a result of adoption of HKAS 40 as mentioned in note 2.

(b) HIL's reserves available for distribution to HIL Shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$422,599,000 and HK$5,400,597,000 (2004: HK$338,079,000 and HK$4,895,914,000) respectively.

(c) Including in the adjusted property revaluation reserve as at 1 July 2003 is an amount of HK$909,463,000 attributable to an associate's revaluation surplus of its leasehold land, which previously grouped under investment property revaluation reserve. As a result of adoption of HKAS40, the revaluation reserve of the HIL Group's investment properties and its share of such reserve of associates are adjusted to retained earnings. The reserve in relation to the leasehold land of the associate is reclassified to property revaluation reserve.

32. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities and assets of the HIL Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Gain on disposal of property, plant and equipment	Gain on change in fair value on investment properties	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003						
As previously reported	57,166	—	—	(10,391)	1,064	47,839
Prior period adjustments	(19,686)	—	376,296	—	—	356,610
As restated	37,480	—	376,296	(10,391)	1,064	404,449
Charge (credit) to income for the year (restated)	(979)	15,212	22,706	3,771	901	41,611
At 1 July 2004	36,501	15,212	399,002	(6,620)	1,965	446,060
Charge (credit) to income for the year	(125)	(624)	126,631	(6,116)	2	119,768
At 30 June 2005	36,376	14,588	525,633	(12,736)	1,967	565,828

At the balance sheet date, the HIL Group has unused tax losses of approximately HK$1,309,216,000 (2004: HK$1,433,576,000). Included in unused tax losses are losses of HK$917,804,000 (2004: HK$1,024,397,000) that had not been agreed with relevant tax authorities. Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. A deferred tax asset has been recognised in respect of HK$72,776,000 (2004: HK$37,830,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,236,440,000 (2004: HK$1,395,746,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$47,768,000 (2004: HK$22,166,000) that can be carried forward to offset against the taxable profit of subsequent year for up to five years from the year in which they were incurred. Other losses may be carried forward indefinitely.

At the balance sheet date, the HIL Group has deductible temporary differences of HK$52,425,000 (2004: HK$96,703,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

33. AMOUNTS DUE TO MINORITY SHAREHOLDERS

HIL GROUP

The amounts are unsecured and interest-free. The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

34. DISPOSAL OF SUBSIDIARIES

	2005 *HK$'000*	2004 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	—	4,704
Debtors, deposits and prepayments	—	2,232
Bank balances and cash	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Consideration receivable	—	19
Net cash outflow arising on disposal:		
Bank balances and cash disposed of	—	(58)

The subsidiaries disposed of during last year had no significant contribution to the HIL Group's turnover and profit from operations for that year.

35. MAJOR NON-CASH TRANSACTIONS

During the year, the HIL Group entered into finance leases in respect of the acquisition of property, plant and equipment with a total capital value at the inception of the leases of HK$601,000 (2004: nil).

During last year, the HIL Group had disposed of certain of its property, plant and equipment with consideration to be received by instalment payments.

36. JOINTLY CONTROLLED ASSETS

Completed properties for sale include the HIL Group's share of interest in jointly controlled assets with an aggregate book value of HK$21,267,000 (2004: HK$21,267,000). The HIL Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$440,000 (2004: HK$414,000).

37. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$110,788,000 (2004: HK$71,182,000) was kept in other regions of the PRC and is subject to exchange control regulations.

38. SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber, a subsidiary of HIL, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28 June 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14 July 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14 July 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14 July 2000 and, in each case, not later than four years from 14 July 2000.

Share options granted under the Option Plan lapsed on 14 July 2004.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the HIL Group on 4 October 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16 October 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16 October 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16 October 2000 and, in each case, not later than four years from 16 October 2000.

Share options granted under the Share Option Scheme lapsed on 30 September 2004.

	Number of share option				
	At 1 July 2003	Lapsed during the year	At 30 June 2004	Lapsed during the year	At 30 June 2005
Option Plan					
Directors	9,200,000	—	9,200,000	(9,200,000)	—
Employees	1,850,000	—	1,850,000	(1,850,000)	—
Other participants	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
Share Option Scheme					
Employees	100,000	—	100,000	(100,000)	—

39. EMPLOYEES RETIREMENT SCHEMES

The HIL Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$248,000 (2004: HK$154,000). There was no such balance at 30 June 2005 (2004: HK$25,000).

No employees of the HIL Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the HIL Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the HIL Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the HIL Group to reduce the future contributions. No forfeited contributions were utilised during the year (2004: HK$76,000).

The HIL Group's retirement costs charged to the income statement for the year ended 30 June 2005 were HK$9,272,000 (2004: HK$9,062,000).

40. CAPITAL COMMITMENTS

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	21,070	14,579
Contracted commitments for system development costs	269	850

At the balance sheet date, HIL had no capital commitment.

41. CONTINGENT LIABILITIES

	HIL	
	2005	**2004**
	HK$'000	*HK$'000*
Guarantees given to banks to secure banking facilities utilised by subsidiaries	33,580	46,561

42. OPERATING LEASE COMMITMENTS

HIL Group as lessee

At the balance sheet date, the HIL Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Not later than one year	22,273	56,466
Later than one year and not later than five years	15,281	33,367
	37,554	89,833

Operating lease commitments represent rentals payable by the HIL Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

HIL Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Investment properties	5,000,682	4,110,284
Other land and buildings	24,624	25,249
Completed properties for sale	206,830	207,257
Properties held for development	6,616	6,889

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
Not later than one year	313,457	331,859
Later than one year and not later than five years	117,871	140,465
Later than five years	—	1,634
	431,328	473,958

At the balance sheet date, HIL had no commitment under operating lease.

43. RELATED PARTY TRANSACTIONS

During the year, the HIL Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Accountancy fee paid	2,880	5,875	—	—	—	—
Agency commission paid	10,534	19,722	—	—	—	—
Building management fee paid	34,191	53,361	—	—	—	—
Cleaning services income	6,997	10,148	—	—	—	—
Consultancy service income	664	3,552	723	1,736	—	—
Hotel management fee income	715	730	—	—	—	—
Hotel management fee paid	—	—	—	2,521	—	—
Interest expenses	504	150	—	—	—	—
Interest income	—	—	2,810	2,580	—	—
Licence fee	—	275	—	—	—	—
Management fee income	600	1,000	—	—	—	—
Professional fee paid	—	2,556	364	491	—	—
Rental expenses	85,106	79,727	2,247	2,658	—	—
Rental income	11,283	9,384	—	—	—	—
Security guard service income	29,945	45,103	—	—	—	—
Staff cost reimbursement	—	—	1,226	1,130	—	—
At the balance sheet date						
Amounts due from						
- Interest-free	—	—	42,009	67,488	202	76
- Interest bearing	—	—	—	60,000	6,300	6,300
	—	—	42,009	127,488	6,502	6,376
Rental deposit paid	2,515	2,515	—	—	—	—
Amounts due to						
- Interest-free	—	—	2,485	—	—	—
- Interest bearing	301,234	72,165	—	—	—	—
	301,234	72,165	2,485	—	—	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates and building management fee which represents cost reimbursements plus certain percentage thereon as service fees, the other transactions represent cost reimbursements.

(2) HIL's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

PRINCIPAL SUBSIDIARIES
at 30 June 2005

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:—

	Particulars of issued share capital		Percentage of shares held by HIL	
Principal activities	Number of ordinary shares	Par value HK$	Directly	Indirectly
(A) PROPERTY DEVELOPMENT				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—
(B) PROPERTY INVESTMENT				
Bour Investment Limited	2	100	100	—
	*1,000	100	100	—
Century Nice Development Limited	2	1	100	—
Dekker Investment Limited	2	1	100	—
	*2	1	100	—
Dillinger Investment Limited	2	1	100	—
	*2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—

	Particulars of issued share capital		Percentage of shares held by HIL	
Principal activities	Number of ordinary shares	Par value HK$	Directly	Indirectly
Jekyll Investment Limited	2	1	100	—
Mingsway Limited	2	1	—	66.67
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
Victory City Enterprises Limited	2	1	—	66.67
(C) FINANCE				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
Hency Finance Limited	2	1	—	66.67
Henderson Cyber Finance Limited	2	1	—	66.67
(D) INVESTMENT HOLDING				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	*1,000	1	—	100
Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
Henderson Cyber (Incorporated in Cayman Islands and operates in Hong Kong)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Konet Investment Limited (Incorporated and operates in the British Virgin Islands)	2	US$1	—	66.67
Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by HIL Directly	Indirectly
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100
Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Nation Team Development Limited	2	1	—	92.81
Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Shiu Kien Development Company Limited	1,500	1	100	—
	*150,000	100	100	—
St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
Superweb Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
Threadwell Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
(E) PROPERTY MANAGEMENT				
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	100	—
(F) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(G) HOTEL MANAGEMENT				
Gold Eagle Management Limited	2	1	100	—
Henderson Hotel Management Limited	2	1	100	—

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by HIL: Directly	Indirectly
(H) HOTEL OPERATION				
Newton Hotel Hong Kong Limited	2	1	100	—
Newton Hotel Kowloon Limited	2	1	100	—
(I) CLEANING AND SECURITY GUARD SERVICE				
Elegant Cleaning Services Company Limited	2	1	—	100
Megastrength Security Services Company Limited	10,000	1	—	100
	400*	1	—	25
(J) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
Benson Industries Limited	2	1	—	100

(ii) Established and operates in the PRC

	Issued/contributed registered capital	% of equity interest held by HIL: Directly	Indirectly
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	24.98
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by HIL Directly	Indirectly
(K) INFORMATION TECHNOLOGY				
Future Home Limited	2	1	—	66.67
Henderson Data Centre Limited	2	1	—	66.67
iCare.com Limited	2	1	—	66.67
(L) MANUFACTURING				
Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares
+ Preference shares

The above list gives the principal subsidiaries of HIL which, in the opinion of the directors, materially affect the profits and assets of the HIL Group. A full list will be annexed to HIL's next annual return.

PRINCIPAL ASSOCIATES
at 30 June 2005

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by HIL Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	37.15	Town gas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development and investment
Miramar Hotel & Investment Company Limited	44.21	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the HIL Group which, in the opinion of the HIL Directors, materially affect the profits and net assets of the HIL Group.

EXTRACTS FROM FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATES
for the year ended 30 June 2005

HONG KONG CHINA GAS

Consolidated Income Statement

	Six months ended 30 June 2005	Six months ended 30 June 2004	Year ended 31 December 2004
	HK$' Million	*HK$' Million*	*HK$' Million*
	(unaudited)	*(unaudited)*	*(audited)*
		(restated)	
Turnover	4,837.2	4,266.9	8,154.0
Profit before taxation	3,512.6	2,357.3	3,717.9
Taxation	(379.9)	(360.2)	(653.3)
Profit after taxation	3,132.7	1,997.1	3,064.6
Minority interests	(7.5)	(11.2)	(12.9)
Profit attributable to shareholders	3,125.2	1,985.9	3,051.7
Dividends	669.5	677.2	1,966.7

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$485.0 million (2004: HK$445.4 million).

Consolidated Balance Sheet

	At 31 December 2004 *HK$' Million* *(audited)* *(restated)*	At 31 December 2003 *HK$' Million* *(audited)*
Property, plant and equipment	8,969.9	9,644.3
Associates	3,333.4	2,703.8
Jointly controlled entities	2,597.6	2,558.9
Investment securities	624.3	861.3
Net current assets	1,386.6	2,787.7
	16,911.8	18,556.0
Share capital	1,403.7	1,410.9
Share premium	3,907.8	3,907.8
Reserves	8,001.0	9,864.8
Proposed dividend	1,291.4	1,298.0
Total shareholders' fund	14,603.9	16,481.5
Minority interests	285.0	222.5
Long-term liabilities and deferred items	2,022.9	1,852.0
	16,911.8	18,556.0

No segmental analysis is presented as the principle activity of Hong Kong China Gas is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of Hong Kong China Gas's turnover and trading results.

HONG KONG FERRY

Consolidated Income Statement

	Six months ended 30 June 2005 *HK$' Million* *(unaudited)*	Six months ended 30 June 2004 *HK$' Million* *(unaudited)* *(restated)*	Year ended 31 December 2004 *HK$' Million* *(audited)*
Turnover	496.6	688.1	993.9
Profit before taxation	168.6	184.3	403.7
Taxation	21.3	(6.7)	(10.6)
Profit after taxation	189.9	177.6	393.1
Dividends	32.1	32.1	117.6

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$9.4 million (2004: HK$9.8 million).

Consolidated Balance Sheet

	At 31 December 2004 *HK$' Million* *(audited)*	At 31 December 2003 *HK$' Million* *(audited)*
Property, plant and equipment	249.6	254.5
Investment properties	830.5	740.8
Properties held for development	550.5	—
Properties under development	85.3	76.5
Other non-current financial assets	290.1	329.6
Net current assets	1,231.9	1,592.9
Deferred taxation	6.3	11.5
	3,244.2	3,005.8
Share capital	356.3	356.3
Reserves	2,887.9	2,649.5
	3,244.2	3,005.8

Segmental Information

For the twelve months ended 30 June 2005

	Total revenue *HK$'000* *(unaudited)*	Inter-segment transactions *HK$'000* *(unaudited)*	Revenue from external customers *HK$'000* *(unaudited)*
Segment revenue			
Property development and investment	502.133	(62)	502.071
Ferry, shipyard and related operations	147.094	(1.943)	145.151
Travel and hotel operations	165,912	(93)	165.819
Others	56.148	(43.395)	12.753
	871.287	(45.493)	825.794
Analysed by:			
Turnover			802.460
Other revenue			23.334
			825.794

	Segment results *HK$'000* *(unaudited)*	Inter-segment transactions *HK$'000* *(unaudited)*	Consolidated results *HK$'000* *(unaudited)*
Segment results			
Property development and investment	364.888	—	364.888
Ferry, shipyard and related operations	(8.110)	—	(8.110)
Travel and hotel operations	1,434	—	1.434
Others	27.886	—	27.886
	386.098	—	386.098
Share of results of associates			1.894
Profit from ordinary activities before taxation			387.992
Taxation			17.338
Profit attributable to shareholders			405.330

Segmental Balance Sheet
At 31 December

	Segmental assets		Inter-segment elimination		Total assets	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	2,276,265	2,212,396	—	—	2,276,265	2,212,396
Ferry, shipyard and related operations	210,686	221,049	—	—	210,686	221,049
Travel and hotel operations	80,532	81,644	—	—	80,532	81,644
Others	996,338	908,392	—	—	996,338	908,392
Total assets	3,563,821	3,423,481	—	—	3,563,821	3,423,481

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	256,206	359,619	—	—	256,206	359,619
Ferry, shipyard and related operations	19,796	21,216	—	—	19,796	21,216
Travel and hotel operations	25,016	23,697	—	—	25,016	23,697
Others	18,623	13,163	—	—	18,623	13,163
Total liabilities	319,641	417,695	—	—	319,641	417,695

Other segmental information

	Depreciation		Impairment loss		Capital expenditure incurred	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	101	64	—	—	557,015	87,548
Ferry, shipyard and related operations	9,164	9,159	1,342	19,032	6,016	1,320
Travel and hotel operations	548	375	—	—	516	1,249
Others	379	449	—	—	387	82
	10,192	10,047	1,342	19,032	563,934	90,199

No geographical analysis is shown as less than 10% of the Hong Kong Ferry revenue and profit from operations were derived from activities outside Hong Kong.

MIRAMAR

Consolidated Income Statement

	Year ended 31 March 2005 *HK$' Million* *(audited)*	Year ended 31 March 2004 *HK$' Million* *(audited)*
Turnover	1,362.1	1,402.8
Profit from operations	447.4	344.3
Finance costs	(16.0)	(24.8)
Share of profits of associates	3.2	(0.2)
Profit from ordinary activities before taxation	434.6	319.3
Taxation	(102.0)	(82.3)
Profit from ordinary activities after taxation	332.6	237.0
Minority interests	(11.9)	13.3
Profit attributable to shareholders	320.7	250.3
Dividends	213.6	190.5

Operating profit for the twelve-month period ended 31 March 2005 is arrived at after deducting depreciation and amortisation charge of HK$35.1 million (2004: HK$35.8 million).

Consolidated Balance Sheet

	At 31 March 2005 *HK$' Million* *(audited)*	At 31 March 2004 *HK$' Million* *(audited)*
Investment properties	6,329.9	5,730.8
Property, plant and equipment	2,301.6	2,186.9
Properties under development	—	104.8
Interests in associates	2.0	5.3
Non-trading securities	33.0	31.2
Pledged deposits	38.7	38.7
Net current assets	273.1	228.5
Other deferred items	(985.5)	(1,155.1)
	7,992.8	7,171.1
Share capital	404.1	404.1
Share premium	287.6	287.6
Reserves	7,122.6	6,285.7
Total shareholders' fund	7,814.3	6,977.4
Minority interests	178.5	193.7
	7,992.8	7,171.1

Segmental Information

For the year ended 31 March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	332.707	332.512	259.087	437.314	331.748	263.638	132.670	112.431	305.934	256.905	—	—	1.362.146	1.402.800
Inter-segment revenue	13.883	13.599	—	—	4.881	4.431	—	—	565	580	(19.329)	(18.610)	—	—
Other revenue from external customers	2.426	5.712	26	28	4.236	4.363	1.141	935	1.883	3.702	—	—	9.712	14.740
Total	349.016	351.823	259.113	437.342	340.865	272.432	133.811	113.366	308.382	261.187	(19.329)	(18.610)	1.371.858	1.417.540
Contribution from operation	256.203	264.407	106.540	97.697	137.530	90.697	(8.361)	(3.702)	(9.069)	(10.763)	—	—	482.843	438.336
Reversal (provision) for diminution in value of interest in associates													540	(12.750)
Provision for diminution in value of properties held for resale													(6.511)	(24.382)
Loss on disposal of fixed assets													(32)	(1.393)
Unallocated operating income and expenses													(29.432)	(55.555)
Profit from operations													447.408	344.256
Finance costs													(16.029)	(24.788)
Share of profits less losses of associates	330	350	542	1.004	2.583	(859)	(171)	(699)	—	—	—	—	3.284	(204)
Taxation													(102.016)	(82.282)
Minority interests													(11.912)	13.346
Profit attributable to shareholders													320.735	250.328

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	6.327.703	5.781.063	479.641	470.770	2,389.374	2.229.723	44.661	13.749	38.970	43.597	(8.955)	(7.895)	9.271.394	8.531.007
Investment in associates	204	331	(11.989)	(10.101)	8.990	9.596	4.822	5.518	—	—	—	—	2.027	5.344
Unallocated assets													89.714	64.156
Total assets													9.363.135	8.600.507
Segment liabilities	109.332	118.462	12.349	16.555	38.633	37.838	16.117	6.782	39.752	48.664	(8.955)	(7.895)	207.228	220.406
Unallocated liabilities													1.163.099	1.208.988
Total liabilities													1.370.327	1.429.394

Other Segmental Information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure incurred during the year	6,611	19,279	84,832	145,086	11,494	8,309	29,157	1,597	1,728	423
Depreciation for the year	16,632	16,833	1,972	2,663	10,271	9,779	3,474	3,591	524	751

Geographical Segments At 31 March

	Hong Kong		PRC		United States	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	1,052,254	918,011	66,026	61,807	243,866	422,982
Segment assets	8,363,316	7,624,032	536,279	563,866	380,754	351,004
Capital expenditure incurred during the year	47,986	29,251	1,004	357	84,832	145,086

3. SHARE CAPITAL

The authorised and issued share capital of HIL as at the Latest Practicable Date were as follows:

	Number of HIL Shares	Nominal value
	'000	*HK$'000*
Authorised	3,600,000	720,000
Issued and fully paid	2,817,327	563,466

There was no movement in the share capital of HIL for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HIL Shares ranks *pari passu* in all respects, including dividends, voting and capital.

Apart from the HIL Shares, HIL does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HIL Shares or loan capital of HIL is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HIL Shares or loan capital of HIL under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HIL Group had outstanding borrowings of approximately HK$269 million, comprising bank borrowings of approximately HK$234 million, bank overdrafts of approximately HK$34 million and obligations under finance leases of approximately HK$1 million. The HIL Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HIL Group, the HIL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HIL Directors have confirmed that there has been no material changes in HIL's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HIL Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HIL Group were made up.

6. STATEMENT OF HIL ADJUSTED NTAV

Set out below is a statement of the HIL Adjusted NTAV, which was arrived at based on the HIL NTAV and adjusted as follows:

	HK$'000
HIL NTAV as at 30 June 2005 *(Note 1)*	21,699,298
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 *(Notes 2 & 3)* net of tax adjustments *(Note 4)*	5,595,159
Final dividend of HK$0.15 per HIL Share paid on 6 December 2005	(422,599)
Attributable net unrealised loss on investments in securities as at 31 October 2005	(15,271)
Attributable provision for privatisation of Henderson Cyber	(161,596)
Excess of market value of the listed associates attributable to HIL Group over the share of interest in such listed associates as at 31 October 2005 *(Note 5)*	19,572,624
HIL Adjusted NTAV	46,267,615
	HK$
HIL Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date)	16.42

Notes:

(1) The HIL NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$22,852,508,000 as stated in the annual report of the HIL Group for the year ended 30 June 2005.

(2) DTZ has performed valuations in accordance with the requirement of Rule 11.1(f) of the Takeovers Code of all the property interests held by the HIL Group and the associated companies in which the HIL Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of those associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately HK$5,182,928,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HIL Group as at 30 June 2005; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HIL Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) The following property interests, all being interests held by the Hong Kong China Gas group, have not been included in the property valuation report prepared by DTZ:

		Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 HK$ million
(a)	Description of property interests in Hong Kong	
	Tenancies	
	Pressure Reduction Stations/Pigging Stations	Nil
	Customer Centres	Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)	Nil
	Private Treaty Grants	
	Pressure Reduction Stations/Pigging Stations	115.6
	Gas Holder	14.0
	Tunnel Portals	18.7
	Sub-Total:	148.3
(b)	Description of property interests in the PRC	
	Water Works Plants and Gas Production Plants	282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses	12.4
	Offices	38.6
	Customer Centres and Others	20.2
	Sub-Total:	354.0
	Total:	502.3

The HIL Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HIL Adjusted NTAV of approximately HK$46,267.6 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) This represents the reversal of the deferred tax liabilities of HK$997,083,000 attributable to the HIL Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$584,852,000 attributable to the HIL Group as at 31 October 2005 if the property interests of the HIL Group were to be sold at the revalued amount.

(5) The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.

(6) This Statement of HIL Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HIL Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HIL Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HIL Adjusted NTAV. Therefore, the HIL Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HIL Adjusted NTAV.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HLD Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
Turnover	5,833,261	6,727,118	7,667,464
Profit from operations	1,763,834	2,444,819	1,254,774
Share of results of associated companies and jointly controlled entities	6,028,672	2,760,881	2,094,547
Profit from ordinary activities before taxation	14,732,414	8,168,096	3,325,716
Income tax	(2,401,342)	(1,118,884)	(656,186)
Profit from ordinary activities after taxation	12,331,072	7,049,212	2,669,530
Minority interests	(1,477,551)	(875,869)	(636,957)
Profit for the year attributable to the HLD Shareholders	10,853,521	6,173,343	2,032,573
Dividends	1,814,580	1,633,122	1,419,310
Earnings per HLD Share *(HK$)*	5.98	3.46	1.18
Dividend per HLD Share *(HK$)*	1.00	0.90	0.80

Notes:

(1) 2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.

(2) 2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HLD Group's profit for the year attributable to the HLD Shareholders would have been decreased by approximately HK$3,100 million.

(3) There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.

(4) There were no extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HLD GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HLD Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HLD.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Turnover	3	5,833,261	6,727,118
Direct costs		(2,914,646)	(4,123,740)
		2,918,615	2,603,378
Other revenue	4	135,518	79,518
Other net income	4	6,450	158,494
Selling and marketing expenses		(340,051)	(411,370)
Administrative expenses		(626,499)	(525,295)
Other operating (expenses)/income	5	(330,199)	540,094
Profit from operations		1,763,834	2,444,819
Increase in fair value of investment properties		6,753,871	3,064,202
Finance costs	7(a)	(209,458)	(110,846)
Non-operating income	6	395,495	9,040
		8,703,742	5,407,215
Share of profits less losses of associates	8	3,315,331	1,786,762
Share of profits less losses of jointly controlled entities		2,713,341	974,119
Profit from ordinary activities before taxation	7	14,732,414	8,168,096
Income tax	9(a)	(2,401,342)	(1,118,884)
Profit from ordinary activities after taxation		12,331,072	7,049,212
Minority interests		(1,477,551)	(875,869)
Profit attributable to HLD Shareholders	10 & 35	10,853,521	6,173,343
Dividends attributable to the year:	11		
Interim dividend declared during the year		725,832	635,103
Final dividend proposed after the balance sheet date		1,088,748	998,019
		1,814,580	1,633,122
Earnings per HLD Share	12	HK$5.98	HK$3.46

The notes on pages 94 to 147 form part of these accounts.

BALANCE SHEETS
at 30 June 2005

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Fixed assets	14	47,829,906	41,106,192	—	—
Interest in subsidiaries	15	—	—	39,136,934	39,815,950
Interest in associates	16	15,700,924	14,248,887	610,517	807,393
Interest in jointly controlled entities	17	13,399,798	12,019,230	114,331	108,142
Investments in securities	18	417,266	326,153	—	—
Instalments receivable	19(a)	1,009,083	1,347,579	—	—
Deferred expense	20	—	80,780	—	—
Long term receivable	21	132,863	131,430	—	—
Deferred tax assets	9(c)	235,618	208,675	—	—
		78,725,458	69,468,926	39,861,782	40,731,485
Current assets					
Leasehold land		4,809,790	3,372,067	—	—
Properties held for/under development for sale	22	8,845,927	8,732,924	—	—
Completed properties for sale	23	5,455,546	5,584,609	—	—
Inventories	24	46,783	47,550	—	—
Investments in securities	18	—	41,096	—	—
Amounts due from customers for contract work	25	63,001	25,684	—	—
Deposits for acquisition of properties	26	1,869,728	1,266,075	—	—
Loans receivable		31,636	78,689	—	—
Debtors, prepayments and deposits	27	1,336,437	1,097,048	35,340	24,928
Instalments receivable	19(b)	497,262	257,880	—	—
Deferred expense	20	1,825	—	—	—
Cash held by stakeholders		55,896	—	—	—
Pledged bank deposits		20,205	20,205	—	—
Cash and cash equivalents	28	4,335,458	3,782,850	336	291
		27,369,494	24,306,677	35,676	25,219

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current liabilities					
Bank loans and overdrafts					
— Secured	29(a)	93,127	54,242	—	—
— Unsecured	29(a)	3,004,237	1,168,491	—	—
Unsecured other loans	29(b)	—	26,320	—	—
Obligations under finance leases	33	114	—	—	—
Guaranteed convertible notes	32	188,700	—	—	—
Forward sales deposits received		356	356	—	—
Rental and other deposits	30	403,274	376,326	—	—
Creditors and accrued expenses	31	1,727,434	1,646,771	89,721	90,169
Amounts due to customers for contract work	25	8,245	34,333	—	—
Current taxation		590,247	546,106	—	—
		6,015,734	3,852,945	89,721	90,169
Net current assets/(liabilities)		21,353,760	20,453,732	(54,045)	(64,950)
Total assets less current liabilities		100,079,218	89,922,658	39,807,737	40,666,535
Non-current liabilities					
Bank loans					
— Secured	29(a)	135,679	183,422	—	—
— Unsecured	29(a)	12,778,720	3,804,376	—	—
Unsecured other loans	29(b)	—	12,327	—	—
Obligations under finance leases	33	416	—	—	—
Guaranteed convertible notes	32	—	5,750,000	—	—
Land premium		—	17	—	—
Amount due to a fellow subsidiary		1,321,124	5,025,435	—	—
Deferred tax liabilities	9(c)	4,679,384	3,540,224	—	—
		18,915,323	18,315,801	—	—

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		81,163,895	71,606,857	39,807,737	40,666,535
Minority interests		14,464,915	13,122,931	—	—
		66,698,980	58,483,926	39,807,737	40,666,535
Capital and reserves					
Share capital	34	3,629,160	3,629,160	3,629,160	3,629,160
Reserves	35	63,069,820	54,854,766	36,178,577	37,037,375
		66,698,980	58,483,926	39,807,737	40,666,535

Approved and authorised for issue by the HLD Board on 28 September 2005.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Shareholders' equity at 1 July			
— as previously reported		61,236,456	52,929,019
— prior period adjustments arising from changes in accounting policies	2 & 35	(2,752,530)	(2,222,861)
— as restated, before opening balance adjustment		58,483,926	50,706,158
— opening balance adjustment	2 & 35	(972,173)	—
— as restated, after opening balance adjustment		57,511,753	50,706,158
Surpluses on revaluation of investment properties, net of deferred tax			
— as previously reported			3,643,131
— prior period adjustment arising from changes in accounting policies			(3,643,131)
— as restated			—
Surpluses on revaluation of other properties	35	57,550	99,175
Exchange difference on translation of the accounts of a foreign entity	35	7	(110)
Net gains not recognised in the profit and loss account		57,557	99,065
Net profit for the year			
— as previously reported			3,059,056
— prior period adjustments arising from changes in accounting policies	2		3,114,287
— net profit for the year (2004 — as restated)	35	10,853,521	6,173,343
Dividends approved, declared and paid during the year	11	(1,723,851)	(1,451,664)

	Notes	2005 HK$'000	2004 restated HK$'000
Investment property revaluation deficits realised upon disposal of properties during the year			
— as previously reported			825
— prior period adjustments arising from changes in accounting policies			(825)
— as restated			—
Impairment loss on positive goodwill	35	—	2,613
Movements in shareholders' equity arising from capital transactions with HLD Shareholders:			
— issue of HLD Shares	34	—	184,880
— net share premium received	35	—	2,769,531
		—	2,954,411
Shareholders' equity at 30 June		66,698,980	58,483,926

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Operating activities			
Profit from ordinary activities before taxation		14,732,414	8,168,096
Adjustments for:			
Interest income		(160,686)	(141,776)
Profit on disposal of fixed assets		(7,720)	(73,398)
Profit on disposal of investments in securities		—	(61,911)
Provision on property projects		227,903	27,633
Provision on property projects written back		—	(788,490)
Bad debts written off		24,737	109,861
Premium on redemption of guaranteed convertible notes		(444,904)	—
Surplus on revaluation of investments in securities		(25,072)	(48,901)
Impairment loss/(reversal of impairment loss) in value of investment securities		10,865	(119)
Amortisation of goodwill		63,933	31,075
Loss on disposal of interest in subsidiaries		—	6,396
Impairment loss on positive goodwill		—	4,000
Impairment loss on other fixed assets		—	435
Increase in fair value of investment properties		(6,753,871)	(3,064,202)
Amortisation of deferred expense		78,955	19,845
Interest expense		112,869	86,503
Finance charges on obligations under finance leases		14	4
Amortisation and depreciation		125,575	112,789
Dividends from investments in securities		(35,402)	(50,880)
(Surplus)/deficit on winding up of an associate		(349)	57
Share of profits less losses of associates		(3,315,331)	(1,786,762)
Share of profits less losses of jointly controlled entities		(2,713,341)	(974,119)
Exchange difference		20	(16)
Operating profit before changes in working capital		1,920,609	1,576,120

	Notes	2005 HK$'000	2004 restated HK$'000
(Increase)/decrease in leasehold land		(1,378,263)	52,820
(Increase)/decrease in properties held for/under development for sale		(30,622)	717,028
Decrease in completed properties for sale		119,841	620,892
Decrease in inventories		767	999
(Increase)/decrease in amounts due from customers for contract work		(37,317)	140,856
Increase in deposits for acquisition of properties		(603,653)	(564,405)
Increase in debtors, prepayments and deposits		(258,686)	(51,883)
Decrease in instalments receivable		89,637	389,134
Increase in long term receivable		(1,433)	—
(Increase)/decrease in cash held by stakeholders		(55,896)	69,102
Decrease in forward sales deposits received		—	(519,474)
Increase/(decrease) in rental and other deposits		26,865	(706)
Increase in creditors and accrued expenses		73,765	8,561
(Decrease)/increase in amounts due to customers for contract work		(26,088)	34,333
(Decrease)/increase in amount due to a fellow subsidiary		(3,704,311)	1,317,602
Decrease in land premium		(17)	—
Cash (used in)/generated from operations		(3,864,802)	3,790,979
Interest received		89,703	101,528
Hong Kong Profits Tax paid		(195,919)	(132,991)
Profits Tax paid outside Hong Kong		(48,108)	(54,593)
Refund of Hong Kong Profits Tax		346	8,047
Net cash (used in)/from operating activities		(4,018,780)	3,712,970

	Notes	2005 HK$'000	2004 restated HK$'000
Investing activities			
Net cash paid from disposal of subsidiaries	(a)	—	(58)
Proceeds from disposal of fixed assets		76,277	27,867
Additions to fixed assets		(1,152,777)	(130,448)
Additional investments in associates		(23,668)	—
Repayment from associates		307,981	529,082
Repayment from/(advance to) jointly controlled entities		882,867	(5,209,751)
Purchase of investments in securities		(77,161)	—
Proceeds from redemption of held-to-maturity securities		40,794	164,522
Proceeds from disposal of investments in securities		—	639,266
Proceeds from disposal of subsidaries		19	—
Acquisition of subsidiaries	(b)	(74,078)	(23,056)
Purchase of additional shares in a subsidiary		(50,904)	(55,791)
Interest received		71,609	47,730
Repayment of loans receivable		47,053	489,921
Dividends received from associates		946,967	898,046
Dividends received from jointly controlled entities		15,618	19,526
Dividends received from investments in securities		35,402	50,880
Net cash from/(used in) investing activities		1,045,999	(2,552,264)
Financing activities			
Issue of shares to minority shareholders		—	6,340
Contributions from/(repayment to) minority shareholders		160,035	(180,727)
Dividends paid		(1,723,851)	(1,451,664)
Dividends paid to minority shareholders		(275,554)	(252,486)
Interest paid		(281,345)	(283,061)
Finance charges on obligations under finance leases paid		(14)	(4)
New bank loans		13,963,653	4,416,213
Repayment of capital element of obligations under finance leases		(71)	(47)
Repayment of other loans		(38,647)	—
Repayment of bank loans		(3,037,571)	(10,675,817)
Proceeds from issuance of new shares		—	2,954,475
Expenses paid in connection with the issue of new shares		—	(64)
Proceeds from issuance of guaranteed convertible notes		—	5,750,000
Redemption of guaranteed convertible notes		(5,116,396)	—
Expense paid in connection with the issue of guaranteed convertible notes		—	(100,625)
Net cash from financing activities		3,650,239	182,533

	Notes	2005 HK$'000	2004 restated HK$'000
Increase in cash and cash equivalents		677,458	1,343,239
Cash and cash equivalents at 1 July		3,553,715	2,210,476
Cash and cash equivalents at 30 June	28	4,231,173	3,553,715

The notes on pages 94 to 147 form part of these accounts.

Notes to the Consolidated Cash Flow Statement

	2005 HK$'000	2004 HK$'000
(a) Disposal of subsidiaries		
Net assets disposed of:		
Fixed assets	—	4.704
Debtors. prepayments and deposits	—	2.232
Cash and cash equivalents	—	58
Creditors and accrued expenses	—	(6.974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Other receivable	—	19
Net cash outflow arising on disposal:		
Cash and cash equivalents disposed of	—	(58)
(b) Acquisition of subsidiaries		
Net assets acquired:		
Fixed assets	10.446	—
Leasehold land	59.460	—
Properties held for/under development for sale	4.418	23.056
Debtors. prepayments and deposits	43	—
Rental and other deposits	(83)	—
Current taxation	(85)	—
Creditors and accrued expenses	(21)	—
Total consideration	74.178	23.056
Satisfied by:		
Cash paid	74.078	23.056
Creditors and accrued expenses	100	—
	74.178	23.056
Net cash outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash consideration paid	(74.078)	(23.056)

NOTES ON THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Listing Rules. A summary of the principal accounting policies adopted by the HLD Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is a company in which the HLD Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if HLD has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the HLD Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by HLD, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the HLD Group for the year are also separately presented in the consolidated profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the HLD Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the HLD Group until the minority's share of losses previously absorbed by the HLD Group has been recovered.

In the HLD's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to HLD, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) **Associates and jointly controlled entities**

An associate is an entity in which the HLD Group or HLD has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the HLD Group or HLD and other parties, where the contractual arrangement establishes that the HLD Group or HLD and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the HLD Group's share of the net assets of the associate or the jointly controlled entity, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the HLD Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the HLD Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the HLD Group has incurred obligations in respect of the associate.

Unrealised profits and losses resulting from transactions between the HLD Group and its associates and jointly controlled entities are eliminated to the extent of the HLD Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

In HLD's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) **Goodwill**

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the HLD Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 July 2001, positive goodwill is written off on acquisition; and

— for acquisitions on or after 1 July 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interests in associates or jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the HLD Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 July 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 July 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable or when the underlying non-monetary assets are disposed. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill or as a deduction from its underlying assets; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on HLD Group reserves is included in the calculation of the profit or loss on disposal.

(f) **Investments in securities**

The HLD Group's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows:

(i) Dated debt securities that the HLD Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(v) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) **Valuation of properties**

(i) Investment properties are those which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. A qualified valuer of the HLD Group or external qualified valuers, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, value the properties at each balance sheet date. The fair value are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable, willing parties in an arm's length transaction. Any gain or loss arising from a change in fair value is recognised in the profit and loss account.

The valuations are prepared by reference to comparable market transactions and where appropriate considering the aggregate of the net annual rents receivable from the properties and where relevant, associated costs. A yield which reflects the specific risks inherent in the net cash flows is then applied to the net annual rentals to arrive at the property valuation.

Valuations reflect, where appropriate, the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accomodation and the market's general perception of their credit-worthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. It has been assumed that whenever rent reviews or lease renewals are pending with anticipated reversionary increases, all notices and where appropriate counter notices have been served validly and within the appropriate time.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the HLD Group holds it to earn rentals or for capital appreciation or for both. Any such property interest under an operating lease classified as an investment property is carried at fair value.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(k)).

(iv) Completed properties for sale remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Properties that is being constructed or developed for future use as investment property is classified as investment property under development and stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(vi) Properties held for development for investment are stated at fair value with any changes in fair values recognised in the profit and loss account.

(vii) Properties held for and under development for sale are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(viii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less impairment losses (see note 1(k)), where appropriate.

(ix) Other leasehold land is stated at cost less impairment losses (see note 1(k)), where appropriate.

(x) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(xi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of a fixed asset, any related valuation surplus previously taken to the revaluation reserve is also transferred to retained profits.

(h) **Leased assets**

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets acquired under finance leases*

Where the HLD Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the HLD Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) *Assets held for use in operating leases*

Where the HLD Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the HLD Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the HLD Group's revenue recognition policies, as set out in note 1(r)(ii).

(iii) *Operating lease charges*

Where the HLD Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) **Amortisation and depreciation of fixed assets**

(i) *Investment properties, investment properties under development and properties held for development for investment*

No depreciation is provided in respect of investment properties, investment properties under development and properties held for development for investment.

(ii) *Hotel properties*

No depreciation is provided on hotel properties held on lease of more than 20 years. The HLD Directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) *Other land and buildings*

Leasehold land is amortised, using the straight-line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) *Other fixed assets*

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(k)). Depreciation is provided on a straight-line basis over their estimated useful lives at the following rates per annum:

Leasehold improvements, furniture and fixtures	—	20%
Toll highway operation rights and bridges	—	over the operating periods
Others	—	10% to 50%

(j) **Deferred expense**

Deferred expense comprises arrangement fee incurred in relation to the issue of guaranteed convertible notes and is amortised on a straight-line basis over the period from the date of issue of such convertible notes to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

(k) **Impairment of assets**

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and (d));

— positive goodwill;

— investment properties under development;

— properties held for and under development for sale; and

— leasehold land.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of such an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) **Construction contracts**

The accounting policy for contract revenue is set out in note 1(r)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" as an asset or "Amounts due to customers for contract work" as a liability.

(m) **Cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the HLD Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) **Guaranteed convertible notes**

Guaranteed convertible notes issued are stated in the balance sheet at their principal value.

(o) **Employee benefits**

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the HLD Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the HLD Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to the defined contribution retirement scheme and the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the profit and loss account as incurred.

(iii) When the HLD Group grants employees options to acquire shares of the subsidiaries at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the HLD Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) **Income tax**

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the HLD Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the HLD Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the HLD Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) **Provisions and contingent liabilities**

Provisions are recognised for liabilities of uncertain timing or amount when HLD or the HLD Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) **Recognition of revenue**

Provided it is probable that the economic benefits will flow to the HLD Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) *Sale of properties*

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Interest income*

Interest income earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) *Income from construction contracts*

When the outcome of the construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method. measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned. measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably. revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) *Toll fee income*

Toll fee income is recognised on a cash receipt basis.

(vi) *Hotel operation*

Income from hotel operation is recognised when services are provided.

(vii) *Sale of goods*

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(s) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise. the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(t) **Borrowing costs**

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred. except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for their intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the assets are being incurred. borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(u) **Related parties**

For the purpose of these accounts, parties are considered to be related to the HLD Group if the HLD Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the HLD Group and the party are subject to common control or common significant influence.

(v) **Segment reporting**

A segment is a distinguishable component of the HLD Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the HLD Group's internal financial reporting system, the HLD Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses, taxation and minority interests.

(w) **Recently issued accounting standards**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for Hong Kong Financial Reporting Standard 3 "Business combinations" which is applicable to business combinations with agreement date on or after 1 January 2005. The new HKFRSs would therefore be effective for the HLD Group's accounts for the year ending 30 June 2006.

The HLD Group has early adopted Hong Kong Accounting Standard 40 "Investment property" ("HKAS 40") and HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") issued by the HKICPA in the preparation of the accounts for the year ended 30 June 2005. Details of the changes in accounting policies are set out in note 2 below.

The HLD Group has not early adopted any other new HKFRSs in the accounts for the year ended 30 June 2005 but has commenced an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the HK Interpretation 2 "The appropriate policies for hotel properties" ("HK Int 2"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 36 "Impairment of assets" ("HKAS 36") and Hong Kong Financial Reporting Standard 3 "Business combinations ("HKFRS 3") would have the following impact on its result of operations and financial position:

(i) *Hotel properties (HK Int 2, The appropriate policies for hotel properties)*

In prior years, the HLD Group's hotel properties were stated at their open market value based on an annual professional valuation and no deprecation is provided on hotel properties held on lease of more than 20 years as they are maintained in a continuous state of proper repair and improvements thereto from time to time.

Following the adoption of HK Int 2, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

(ii) *Leasehold land and buildings held for own use (HKAS 17, Leases)*

In prior years, leasehold land and buildings were stated at cost less accumulated depreciation and impairment losses.

Following the adoption of HKAS 17, the HLD Group's leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold interest in the land at the time the lease was first entered into by the HLD Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. If these two elements cannot be allocated reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation and impairment losses.

Land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. Any buildings held for own use which are situated on such land leases continued to be stated at cost less accumulated depreciation and impairment losses.

Had this revised accounting standard been adopted for the year ended 30 June 2005, the leasehold interest in the land previously included in "Other land and buildings" would be shown separately as "Leasehold land" with comparative amounts restated. There is no significant impact on the HLD Group's profit attributable to the HLD Shareholders and net assets as a result of the adoption of this new policy.

(iii) *Leasehold land held for redevelopment for sale (HKAS 17, Leases)*

In prior years, leasehold land held for redevelopment for sale was stated at cost less impairment losses.

Following the adoption of HKAS 17, land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. If the property is in the course of development or re-development, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge for the period is recognised in the profit and loss account immediately.

(iv) *Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)*

In prior years:

— positive or negative goodwill which arose prior to 1 July 2001 was taken directly to reserves at the time it arose, and was not recognised in the consolidated profit and loss account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1 July 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

— negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortised non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the consolidated profit and loss account as those expected losses were incurred.

Following the adoption of HKFRS 3 and HKAS 36, the HLD Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also, in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated profit and loss account as it arises. Previously recognised negative goodwill as of 1 July 2005 will be derecognised, with a corresponding adjustment to the opening balance of retained profits.

The new policy in respect of positive goodwill will be applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts will not be restated, the cumulative amount of amortisation as of 1 July 2005 will be offset against the cost of the goodwill and no amortisation charge for goodwill will be recognised in the consolidated profit and loss account for the year ending 30 June 2006.

Also, in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserve (i.e. goodwill which arose before 1 July 2001) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

The HLD Group will be continuing its assessment of the impact of the other new HKFRSs and other significant changes may be identified as result.

2. CHANGES IN ACCOUNTING POLICIES

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes - recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) *Timing of recognition of movements in fair value in the profit and loss account*

In prior years, movements in the fair value of the HLD Group's investment properties were recognised directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on a portfolio basis, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

In addition, in prior years, land which the HLD Group held for development for investment or an undetermined future purpose was stated at cost less impairment losses.

Following the early adoption of HKAS 40 as from 1 July 2004:

— changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has increased by HK$11,520,049,000 (2003

- HK$7,876,093,000) to include all of the HLD Group's previous property revaluation reserve relating to investment properties. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$7,327,127,000 (2004 - HK$3,643,956,000). There is no impact on the HLD Group's net assets as at the years end as a result of the adoption of this new policy.

— land held for development for investment or an undetermined future purpose is recognised as "investment property" and movements in the fair value of these properties are now recognised directly in the profit and loss account as they arise in accordance with the fair value model in HKAS 40.

This change was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$937,193,000. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$434,164,000. Comparative amounts have not been restated as permitted under the transitional provisions of HKAS 40.

(ii) *Measurement of deferred tax on movements in fair value*

In prior years, the HLD Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the HLD Group's investment properties located in Hong Kong, no deferred tax was provided in prior years.

As from 1 July 2004, in accordance with HK(SIC) Int 21, the HLD Group recognises deferred tax on movements in the value of an investment property using tax rate that is applicable to the property's use, if the HLD Group has no intention to sell it and the property would have been depreciable had the HLD Group not adopted the fair value model.

This change in accounting policy has been adopted retrospectively. As a result of the early adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$2,723,329,000 (2003 — HK$2,190,384,000) and deferred tax liabilities has increased by HK$2,475,365,000 (2003 — HK$2,054,574,000). In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$1,352,785,000 (2004 — HK$603,355,000) and decreased by HK$1,214,876,000 (2004 — HK$532,945,000) respectively.

Regarding the land held for development for investment, this change in accounting policy was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$34,980,000 and increasing deferred tax liabilities by the same amount. In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$72,564,000 and decreased by HK$67,677,000 respectively.

(b) **Infrastructure facilities (HK Interpretation 1, The appropriate policies for infrastructure facilities ("HK Int 1"))**

In prior years, amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of calculation whereby annual amortisation and depreciation amounts compounded at a fixed rate per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

Following the adoption of HK Int 1 as from 1 July 2004, the HLD Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the HLD Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$29,201,000 (2003 — HK$32,477,000) and the balances of the HLD Group's other fixed assets, minority interests and deferred tax liabilities at 30 June 2004 have decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has decreased by HK$5,790,000 (2004 — increased by HK$3,276,000).

(c) **Summary of the effect of changes in the accounting policies**

The following table sets out the adjustments that have been made as a result of the adoption of new accounting policies for the year:

	Opening balance of retained profits		Opening balance of property revaluation reserves		Profit attributable to HLD Shareholders	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Effect of new policy increase/(decrease)						
Prior period adjustments:						
HKAS 40						
Investment properties	8,796,720	5,685,709	(11,520,049)	(7,876,093)	6,112,251	3,111,011
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	—	—	—	—	366,487	—
HK Int 1						
Infrastructure facilities *(note 2(b))*	(29,201)	(32,477)	—	—	(5,790)	3,276
	8,767,519	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287
Opening balance adjustments:						
HKAS 40						
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	(972,173)	—	—	—	—	—
Total effect	7,795,346	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287

3. TURNOVER

The principal activity of HLD is investment holding and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

Turnover of the HLD Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investments in securities and property management and security services income.

The major items are analysed as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Sale of properties	1,884,793	2,837,148
Rental income	2,096,940	2,017,239
Interest income	90,151	102,018
Building construction	639,608	781,457
Infrastructure	235,524	238,748
Hotel operation	120,309	116,272
Department store operation	134,348	122,904
Others	631,588	511,332
	5,833,261	6,727,118

4. OTHER REVENUE AND OTHER NET INCOME

	HLD Group	
	2005	**2004**
		restated
	HK$'000	*HK$'000*
Other revenue:		
Interest income	70,535	39,758
Others	64,983	39,760
	135,518	79,518
Other net income:		
Profit/(loss) on disposal of other fixed assets	7,720	(30,934)
Profit on disposal of toll bridges	—	104,332
Profit on disposal of investments in securities	—	61,911
Others	(1,270)	23,185
	6,450	158,494

5. OTHER OPERATING (EXPENSES)/INCOME

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Provision on property projects	(227,903)	(27,633)
Provision on property projects written back	—	788,490
Bad debts written off	(24,737)	(109,861)
Others	(77,559)	(110,902)
	(330,199)	540,094

6. NON-OPERATING INCOME

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Premium on redemption of guaranteed convertible notes	444,904	—
Surplus on revaluation of investments in securities	25,072	48,901
(Impairment loss)/reversal of impairment loss in value of investment securities	(10,865)	119
Amortisation of goodwill	(63,933)	(31,075)
Loss on disposal of interest in subsidiaries	—	(6,396)
Impairment loss on positive goodwill	—	(4,000)
Impairment loss on other fixed assets	—	(435)
Others	317	1,926
	395,495	9,040

7. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting):

(a) **Finance costs:**

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank interest	193,832	194,454
Interest on loans wholly repayable within five years	93,616	54,667
Finance charges on obligations under finance leases	14	4
Other borrowing costs	115,227	56,864
	402,689	305,989
Less: Amount capitalised*		
— interest	(174,579)	(162,618)
— other borrowing costs	(18,652)	(32,525)
	209,458	110,846

* The borrowing costs have been capitalised at rates ranging from 1.75% to 2.04% (2004 - from 1.68% to 1.74%) per annum.

(b) **Items other than those separately disclosed in notes 3 to 7(a):**

	HLD Group 2005 HK$'000	HLD Group 2004 restated HK$'000
Amortisation and depreciation		
— owned assets	125.556	113.232
— assets held under finance leases	77	—
	125.633	113.232
Less: Amount capitalised	(58)	(443)
	125.575	112.789
Staff costs — including retirement costs of HK$33.345.000 (2004 - HK$32.292.000)	854.703	756.373
Less: Amount capitalised (including retirement costs of HK$823.000 (2004 - HK$776.000))	(30.480)	(20.521)
	824.223	735.852
Cost of sales		
— completed properties for sale	1.210.377	2.237,049
— inventories	136.817	149.616
Amortisation of deferred expense	78.955	19.845
Auditors' remuneration	13.869	10.494
Rentals receivable from investment properties net of outgoings of HK$633.726.000 (2004 - HK$679.466.000)*	(1,047.005)	(958.532)
Other rental income less outgoings	(267.876)	(240.662)
Dividends from investments in securities		
— listed	(5.436)	(11.032)
— unlisted	(29.966)	(39.848)

* Included contingent rental income of HK$132.142.000 (2004 — HK$105.867.000).

8. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Listed associates	2.666.158	1.698.356
Unlisted associates	649.173	88.406
	3.315.331	1.786.762

9. INCOME TAX

(a) **Income tax in the consolidated profit and loss account represents:**

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Current tax — Provision for Hong Kong Profits Tax		
Tax for the year	262.848	193.797
(Over)/under-provision in respect of prior years	(8.272)	979
	254.576	194.776
Current tax — Provision for taxation outside Hong Kong		
Tax for the year	28.511	26.492
Under/(over)-provision in respect of prior years	4.650	(162)
	33.161	26.330
Deferred tax		
Origination and reversal of temporary differences	1.077.237	410.467
Share of associates' taxation	573.773	324.357
Share of jointly controlled entities' taxation	462.595	162.954
	2.401.342	1.118.884

Provision for Hong Kong Profits Tax has been made at 17.5% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) **Reconciliation between tax expense and accounting profit at applicable tax rates:**

	2005	2004 restated
	HK$'000	*HK$'000*
Profit from ordinary activities before taxation	14.732.414	8.168.096
Notional tax on profit from ordinary activities before taxation, calculated at the rates applicable to profits in the countries concerned	2.507.823	1.437.794
Tax effect of non-deductible expenses	80.353	55.136
Tax effect of non-taxable revenue	(175.824)	(246.705)
Tax effect of current year's tax losses not recognised	53.259	47.511
Tax effect of prior year's tax losses utilised	(29.669)	(64.527)
Tax effect of unused tax losses not recognised in prior years but recognised in the current year	(30.978)	(114.364)
Tax effect of temporary differences not recognised	—	3.222
(Over)/under-provision in prior years	(3.622)	817
Actual tax expense	2.401.342	1.118.884

(c) **Deferred tax assets and liabilities recognised:**

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:

	Depreciation allowances in excess of related depreciation	Revaluation of properties	Elimination and capitalisation of expenses	Fair value adjustment on business combination	Gain on disposal of property, plant and equipment	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003							
— as previously reported	404,464	32,000	370,361	166,800	—	(87,432)	886,193
— prior period adjustment	(13,805)	2,168,060	(62,187)	—	—	(57,179)	2,034,889
— as restated	390,659	2,200,060	308,174	166,800	—	(144,611)	2,921,082
Charged/(credited) to profit and loss account	72,393	414,565	(14,868)	—	15,212	(76,835)	410,467
At 30 June 2004 (restated)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
At 1 July 2004							
— as previously reported	473,554	32,000	353,493	166,800	15,212	(161,792)	879,267
— prior period adjustment	(10,502)	2,582,625	(60,187)	—	—	(59,654)	2,452,282
— as restated	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
Opening balance adjustment	—	38,452	—	—	—	(3,472)	34,980
Charged/(credited) to profit and loss account	69,501	1,097,788	(38,440)	820	(625)	(51,807)	1,077,237
At 30 June 2005	532,553	3,750,865	254,866	167,620	14,587	(276,725)	4,443,766

	HLD Group 2005	HLD Group 2004 restated
	HK$'000	*HK$'000*
Net deferred tax assets recognised in the consolidated balance sheet	(235,618)	(208,675)
Net deferred tax liabilities recognised in the consolidated balance sheet	4,679,384	3,540,224
	4,443,766	3,331,549

(d) **Deferred tax assets not recognised:**

Deferred tax assets have not been recognised in respect of the following items:

	2005		2004	
	Deductible temporary differences/ tax losses	Deferred tax asset	Deductible temporary differences/ tax losses restated	Deferred tax asset restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deductible temporary differences	105,312	18,430	208,498	36,487
Future benefits of tax losses				
— Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	1,025,928	179,537	1,115,378	195,191
— Not yet assessed by the Inland Revenue Department	1,641,810	287,317	1,974,953	345,617
— Outside Hong Kong *(note (b))*	509,480	158,660	443,450	141,750
	3,282,530	643,944	3,742,279	719,045

The HLD Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.

10. PROFIT ATTRIBUTABLE TO HLD SHAREHOLDERS

The consolidated profit attributable to the HLD Shareholders includes a profit of HK$865,053,000 (2004 — HK$944,607,000) which has been dealt with in the accounts of HLD.

11. DIVIDENDS

(a) Dividends attributable to the year

	2005	2004
	HK$'000	*HK$'000*
Interim dividend declared and paid of HK$0.4 per share (2004 — HK$0.35 per share)	725,832	635,103
Final dividend proposed after the balance sheet date of HK$0.6 per share (2004 — HK$0.55 per share)	1,088,748	998,019
	1,814,580	1,633,122

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005	2004
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the year of HK$0.55 per share (2004 — HK$0.45 per share)	998,019	816,561

12. EARNINGS PER HLD SHARE

The calculation of earnings per HLD Share is based on the profit attributable to the HLD Shareholders of HK$10,853,521,000 (2004 (restated) — HK$6,173,343,000) and on 1,814,580,000 ordinary shares (2004 — weighted average number of 1,786,544,918 ordinary shares) in issue during the year. Diluted earnings per HLD Share for the year is not presented because the existence of outstanding guaranteed convertible notes during the years ended 30 June 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per HLD Share.

13. SEGMENTAL INFORMATION

Segment information is presented in respect of the HLD Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the HLD Group's internal financial reporting.

Business segments:

The HLD Group comprises the following main business segments:

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services.

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2005										
Turnover	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588		5,833,261
Other revenue (excluding bank interest income)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	–	89,494
External revenue	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	—	5,922,755
Inter-segment revenue	—	198,261	1,336	377,439	–	–	3	31,428	(608,467)	–
Total revenue	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
Segment results	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
Inter-segment transactions	10,660	(87,434)	(1,335)	(25,408)	–	49,848	16,706	17,867		(19,096)
Contribution from operations	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
Provision on property projects	(227,903)	—			–	–	—	—		(227,903)
Bank interest income										46,024
Unallocated operating expenses net of income										(322,825)
Profit from operations										1,763,834
Increase in fair value of investment properties	188,960	6,564,911	–				–	–		6,753,871
Finance costs										(209,458)
Non-operating income										395,495
										8,703,742
Share of profits less losses of associates										3,315,331
Share of profits less losses of jointly controlled entities	1,299,012	1,385,584	12,019	8,276			–	8,450		2,713,341
Income tax										(2,401,342)
Minority interests										(1,477,551)
Profit attributable to HLD Shareholders										10,853,521
Depreciation and amortisation for the year	(680)	(5,843)		(553)	(55,401)	(752)	(13,687)	(48,659)		
Segment assets	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
Investments in associates										15,700,924
Investments in jointly controlled entities	3,443,383	7,533,636	235,882	43,985	–	2,094,564		48,348		13,399,798
Unallocated assets										5,478,470
Total assets										106,094,952
Segment liabilities	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
Unallocated liabilities										22,929,218
Total liabilities										24,931,057
Capital expenditure incurred during the year	2,878,837	823,450	—	705	1,635	1,905	12,795	7,639		

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2004 (restated)										
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332		6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912		6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment results	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953		(7,198)
Contribution from operations	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
Provision on property projects	(27,633)	—	—	—	—	—	—			(27,633)
Provision on property projects written back	788,490	—	—	—	—	—	—			788,490
Bank interest income										12,570
Unallocated operating expenses net of income										(263,208)
Profit from operations										2,444,819
Increase in fair value of investment properties	—	3,064,202	—	—	—	—	—	—		3,064,202
Finance costs										(110,846)
Non-operating income										9,040
										5,407,215
Share of profits less losses of associates										1,786,762
Share of profits less losses of jointly controlled entities	66,568	890,812	8,003	(12,252)	—	—	—	20,988		974,119
Income tax										(1,118,884)
Minority interests										(875,869)
Profit attributable to HLD Shareholders										6,173,343
Depreciation and amortisation for the year	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
Impairment loss for the year	—	—	—	—	—	—	—	(435)		
Segment assets	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
Investments in associates										14,248,887
Investments in jointly controlled entities	3,756,419	6,233,514	379,820	21,478	—	1,584,041	—	43,958		12,019,230
Unallocated assets										4,802,817
Total assets										93,775,603
Segment liabilities	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
Unallocated liabilities										20,231,329
Total liabilities										22,168,746
Capital expenditure incurred during the year	763,998	123,009	—	40	1,223	1,143	9,818	8,159		

Geographical segments:

	Hong Kong	The People's Republic of China ("PRC")	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
For the year ended 30 June 2005			
Turnover	5,521,612	311,649	5,833,261
Other revenue (excluding bank interest income)	76,934	12,560	89,494
External revenue	5,598,546	324,209	5,922,755
Segment assets	59,993,877	11,682,032	
Capital expenditure incurred during the year	3,272,954	454,012	
For the year ended 30 June 2004 (restated)			
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066
Segment assets	50,606,458	12,393,349	
Capital expenditure incurred during the year	899,302	8,088	

14. FIXED ASSETS

(a) HLD Group:

	Investment properties	Investment properties under development	Hotel properties	Other land and buildings	Properties under development for own use	Toll highway operation rights	Bridges	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation:									
At 1 July 2004									
— as previously reported	32,394,678	—	1,209,000	508,310	—	789,529	560,929	694,503	36,156,949
— reclassification *(note i)*	5,226,089	206,862	—	—	504,729	—	—	—	5,937,680
— balance before opening balance adjustment	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
— opening balance adjustment *(note ii)*	(984,277)	—	—	—	—	—	—	—	(984,277)
— balance after opening balance adjustment	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
Additions	945,150	146,039	—	—	23,169	—	48	118,824	1,233,230
Acquisition of subsidiaries	10,446	—	—	—	—	—	—	—	10,446
Transfer from properties under development included under current assets	46,095	—	—	—	—	—	—	—	46,095
Disposals	(66,169)	—	—	—	—	—	(11,665)	(30,791)	(108,625)
Surplus on revaluation	6,753,871	—	62,800	—	—	—	—	—	6,816,671
At 30 June 2005	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
Amortisation and depreciation:									
At 1 July 2004									
— as previously reported	—	—	—	71,023	—	163,176	62,349	591,043	887,591
— prior period adjustment *(note 2(b))*	—	—	—	—	—	30,067	70,779	—	100,846
— as restated	—	—	—	71,023	—	193,243	133,128	591,043	988,437
Charge for the year	—	—	—	7,099	—	34,691	19,097	64,746	125,633
Impairment loss *(note iii)*	—	—	—	—	204,043	—	—	—	204,043
Written back on disposal	—	—	—	—	—	—	(9,690)	(30,160)	(39,850)
At 30 June 2005	—	—	—	78,122	204,043	227,934	142,535	625,629	1,278,263
Net book value:									
At 30 June 2005	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
At 30 June 2004 (restated)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
Cost or valuation at 30 June 2005 representing:									
Cost	—	352,901	—	442,230	527,898	789,529	549,312	782,536	3,444,406
Valuation									
— 30 June 1992	—	—	—	20,110	—	—	—	—	20,110
— 30 June 1994	—	—	—	45,970	—	—	—	—	45,970
— 30 June 2005	44,325,883	—	1,271,800	—	—	—	—	—	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

Notes:

(i) Following the early adoption of HKAS 40 as from 1 July 2004, certain properties to be developed for investment or for an undetermined future purpose have been reclassified from "Properties under development" and "Properties held for development" to "Investment properties" and "Investment properties under development" in accordance with the requirements of HKAS 40. In addition, certain properties have been reclassified to "Properties under development for own use" in order to better reflect the intended use of the properties held by the HLD Group.

(ii) The opening balance adjustment represents the decrease in the fair value as at 1 July 2004 of those properties to be developed for investment or for an undetermined future purpose as set out in note (i). No prior period adjustment to restate the comparative figures is required as permitted under the transitional provisions of HKAS 40.

(iii) During the year, based on the HLD Group's assessment of the recoverable amount of a project site intended for hotel development purpose, impairment loss of HK$204,043,000 is recognised in the profit and loss account.

(b) **The analysis of net book value of properties is as follows:**

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
In Hong Kong		
— under long leases	4,802,776	3,426,226
— under medium-term leases	38,928,427	33,320,922
	43,731,203	36,747,148
Outside Hong Kong		
— under long leases	393	436
— under medium-term leases	3,941,403	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

The HLD Group's investment and hotel properties located in Hong Kong were revalued as at 30 June 2005 by an independent firm of professional surveyors, DTZ, whereas the investment properties located in the PRC were revalued by Mr Augustine Wong, the HLD Group's professional valuer who is a Fellow Member of The Hong Kong Institute of Surveyors, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

The gross carrying amounts of investment and hotel properties of the HLD Group held for use in operating leases were HK$39,293,567,000 (2004 — HK$32,394,678,000) and HK$1,271,800,000 (2004 — HK$1,209,000,000) respectively.

The HLD Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years. At the end of the lease terms, the HLD Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the HLD Group was HK$524,000 (2004 — HK$ Nil).

The HLD Group's toll highway operation rights are pledged as securities for certain bank loans.

15. INTEREST IN SUBSIDIARIES

	HLD	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,355,074	2,355,074
Amounts due from subsidiaries	39,066,829	39,400,186
	41,421,903	41,755,260
Less: Impairment loss	(93,296)	(83,000)
	41,328,607	41,672,260
Amounts due to subsidiaries	(2,191,673)	(1,856,310)
	39,136,934	39,815,950

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into these accounts.

Details of principal subsidiaries are shown on pages 137 to 145.

16. INTEREST IN ASSOCIATES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	166.367	168.367
Share of net assets	504.902	65.043	—	—
Amounts due from associates	1.671.670	1.929.636	513.114	750.305
	2.176.572	1.994.679	679.481	918.672
Less: Impairment loss	—	—	(49.038)	(49.038)
	2.176.572	1.994.679	630.443	869.634
Amounts due to associates	(34.660)	(19.105)	(19.926)	(62.241)
	2.141.912	1.975.574	610.517	807.393
Listed in Hong Kong				
Share of net assets	12.303.859	11.209.859	—	—
Goodwill	1.153.210	936.577	—	—
Amounts due from associates	122.434	145.924	—	—
	13.579.503	12.292.360	—	—
Amounts due to associates	(20.491)	(19.047)	—	—
	13.559,012	12.273.313	—	—
	15.700.924	14.248.887	610.517	807,393
Market value of listed shares	36.845.509	29.372.248	—	—

Details of principal associates are shown on page 146.

17. INTEREST IN JOINTLY CONTROLLED ENTITIES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	—	—	10	10
Share of net assets	4.321.070	2.074.643	—	—
Amounts due from jointly controlled entities	9.101.934	9.973.414	119.530	114.253
	13.423.004	12.048.057	119.540	114.263
Amounts due to jointly controlled entities	(23.206)	(28.827)	(5.209)	(6.121)
	13.399.798	12.019.230	114.331	108.142

Details of principal jointly controlled entities are shown on page 147.

18. INVESTMENTS IN SECURITIES

HLD Group:

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities								
Listed in Hong Kong	—	—	—	—	276.947	167.304	276.947	167.304
Listed outside Hong Kong	—	—	21.203	20.314	—	—	21.203	20.314
Unlisted	—	—	85.769	96.655	21.882	30.181	107.651	126.836
	—	—	106.972	116.969	298.829	197.485	405.801	314.454
Debt securities								
Listed outside Hong Kong	11,465	11.699	—	—	—	—	11.465	11.699
Unlisted	—	41.096	—	—	—	—	—	41.096
	11.465	52.795	—	—	—	—	11.465	52.795
	11.465	52.795	106.972	116.969	298.829	197.485	417.266	367.249
Market value of listed securities	11.088	11.936	22.113	28.966	276.947	167.304	310.148	208.206
Carrying amount analysed for reporting purposes as:								
Non-current	11,465	11.699	106.972	116.969	298.829	197.485	417.266	326.153
Current	—	41.096	—	—	—	—	—	41.096
	11.465	52.795	106.972	116.969	298.829	197.485	417.266	367.249

19. INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Under 1 month overdue	476,590	228,492
More than 1 month overdue and up to 3 months overdue	2,400	4,225
More than 3 months overdue and up to 6 months overdue	1,784	3,190
More than 6 months overdue	16,488	21,973
	497,262	257,880

20. DEFERRED EXPENSE

This represents arrangement fee incurred in connection with the issuance of the guaranteed convertible notes and is amortised on a straight-line basis over the term of the notes.

21. LONG TERM RECEIVABLE

The amount represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The portion of HK$22,530,000 (2004 — HK$38,110,000) expected to be received within one year is classified under "Debtors, prepayments and deposits".

22. PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
In Hong Kong	3,719,087	4,042,361
In other areas of the PRC	5,126,840	4,690,563
	8,845,927	8,732,924

The amount of properties held for/under development for sale expected to be completed after more than one year is HK$7,710,843,000 (2004 — HK$7,901,975,000).

23. COMPLETED PROPERTIES FOR SALE

The completed properties for sale of the HLD Group include properties of HK$1,551,752,000 (2004 — HK$1,528,643,000) carried at net realisable value.

The amount of provision for a write-down of completed properties for sale to estimated net realisable value, recognised in the consolidated profit and loss account during the year, is HK$23,860,000 (2004 — reversal of a write-down of HK$425,884,000).

24. INVENTORIES

The HLD Group's inventories of HK$901,000 (2004 — HK$1,093,000) are carried at net realisable value.

25. AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	1,270,478	647,138
Progress billings	(1,215,722)	(655,787)
Net contract work	54,756	(8,649)
Represented by:		
Amounts due from customers for contract work	63,001	25,684
Amounts due to customers for contract work	(8,245)	(34,333)
	54,756	(8,649)

The amounts due from customers for contract work expected to be recovered after more than one year is HK$661,000 (2004—HK$4,100,000).

26. DEPOSITS FOR ACQUISITION OF PROPERTIES

Deposits for acquisition of properties include HK$1,177,406,000 (2004 — HK$1,177,406,000) paid for the acquisition of a property located in the PRC and HK$561,000,000 (2004 — HK$Nil) paid for the acquisition of certain pieces of land located in Macau.

27. DEBTORS, PREPAYMENTS AND DEPOSITS

The HLD Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	HLD Group		HLD	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Under 1 month overdue	206.696	120.413	—	—
More than 1 month overdue and up to 3 months overdue	31,502	29,149	—	—
More than 3 months overdue and up to 6 months overdue	14.069	14,716	—	—
More than 6 months overdue	142.383	115.651	—	—
	394.650	279.929	—	—
Prepayments. deposits and other receivables	941.787	817.119	35.340	24.928
	1.336.437	1,097.048	35.340	24.928

The debtors. prepayments and deposits of the HLD Group include HK$659.863.000 (2004 — HK$543.010.000) which is expected to be recovered after more than one year. Apart from the above. all of the balances are expected to be recovered within one year.

28. CASH AND CASH EQUIVALENTS

	HLD Group		HLD	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks and other financial institutions	4.023.276	3.481.601	—	—
Cash at bank and in hand	312.182	301.249	336	291
Cash and cash equivalents in the balance sheets	4.335.458	3.782.850	336	291
Bank overdrafts	(104.285)	(229.135)		
Cash and cash equivalents in the cash flow statement	4.231,173	3.553.715		

29. BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Bank loans and overdrafts *(note a)*		
— Secured	228,806	237,664
— Unsecured	15,782,957	4,972,867
	16,011,763	5,210,531
Unsecured other loans *(note b)*	—	38,647
	16,011,763	5,249,178

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(a) **Bank loans and overdrafts are repayable as follows:**		
Within 1 year and included in current liabilities	3,097,364	1,222,733
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	4,920,139	2,808,744
After 2 years but within 5 years	6,744,260	1,179,054
After 5 years	1,250,000	—
	12,914,399	3,987,798
	16,011,763	5,210,531

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(b) **Unsecured other loans are repayable as follows:**		
Within 1 year and included in current liabilities	—	26,320
After 2 years but within 5 years and included in non-current liabilities	—	12,327
	—	38,647

30. RENTAL AND OTHER DEPOSITS

The rental and other deposits of the HLD Group include HK$195,587,000 (2004 — HK$182,343,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

31. CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the HLD Group include HK$340.571.000 (2004 — HK$212.866.000) which is expected to be settled after more than one year. Apart from the above. all of the balances are expected to be settled within one year.

The ageing analysis of trade creditors is as follows:

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Due within 1 month and on demand	353.405	453.807	—	—
Due after 1 month but within 3 months	121.949	139.579	—	—
Due after 3 months but within 6 months	40.607	37.539	—	—
Due after 6 months	591.243	441.568	—	—
	1.107.204	1.072.493	—	—
Other payables and accrued expenses	620.230	574.278	89.721	90.169
	1.727.434	1.646.771	89.721	90.169

32. GUARANTEED CONVERTIBLE NOTES

(i) On 9 February 2004. a subsidiary of the HLD Group issued guaranteed convertible notes (the "Notes") with an aggregate principal amount of HK$5.750.000.000 at an issue price equal to 100% of the principal amount of the Notes. The Notes bear interest at the rate of 1% per annum. payable semi-annually in arrears on 9 August and 9 February of each year commencing 9 August 2004. Unless previously redeemed. converted or purchased and cancelled. the Notes will be redeemed at 82% of the principal amount plus any accrued interest on 9 February 2006. or at the option of the holder at 92% of the principal amount plus any accrued interest on 8 February 2005. The Notes are guaranteed by HLD.

(ii) The Notes are convertible after 9 March 2004 up to and including 10 January 2006 into fully paid HLD Shares at an initial conversion price. subject to certain events. of HK$48.96 per HLD Share.

(iii) During the year. HK$5.561.300.000 of the Notes were redeemed at 92% of the principal amount plus the accrued interest and no Notes were converted into any HLD Shares.

33. OBLIGATIONS UNDER FINANCE LEASES

At 30 June 2005, the HLD Group had obligations under finance leases repayable as follows:

	2005			2004		
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within 1 year and included in current liabilities	114	18	132	—	—	—
After 1 year and included in non-current liabilities						
After 1 year but within 2 years	118	13	131	—	—	—
After 2 years but within 5 years	298	14	312	—	—	—
	416	27	443	—	—	—
	530	45	575	—	—	—

34. SHARE CAPITAL

	HLD Group and HLD			
	No. of HLD Shares		Nominal value	
	2005	2004	2005	2004
	'000	*'000*	*HK$'000*	*HK$'000*
Authorised				
HLD Shares	2.600.000	2.000.000	5.200.000	4.000.000
Issued and fully paid				
HLD Shares				
At 1 July	1.814.580	1,722.140	3.629.160	3.444.280
Issue of HLD Shares	—	92.440	—	184.880
At 30 June	1.814.580	1.814.580	3.629.160	3.629.160

By an ordinary resolution passed at the Annual General Meeting of HLD held on 6 December 2004, the authorised share capital of HLD was increased to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking for dividend and in all other respects pari passu with the existing HLD Shares.

35. RESERVES

HLD Group:

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003								
— as previously reported	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
— prior period adjustments in respect of:								
— investment properties	—	(7,876,093)	—	—	—	—	5,685,709	(2,190,384)
— infrastructure facilities	—	—	—	—	—	—	(32,477)	(32,477)
— as restated	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
Premium on issue of shares	2,769,595	—	—	—	—	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	—	—	—	—	(64)
Surplus on revaluation of other properties	—	54,288	—	—	—	—	—	54,288
Share of surplus on revaluation of other properties in associates	—	44,887	—	—	—	—	—	44,887
Impairment loss on positive goodwill	—	—	2,613	—	—	—	—	2,613
Exchange difference arising from investment in a foreign entity	—	—	—	—	(110)	—	—	(110)
Transfer to other reserve	—	—	—	—	—	1,430	(1,430)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(816,561)	(816,561)
Profit for the year	—	—	—	—	—	—	6,173,343	6,173,343
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(635,103)	(635,103)
At 30 June 2004	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
Dealt with by:								
HLD and subsidiaries	11,157,446	235,475	1,449,315	20,200	—	3,886	38,056,565	50,922,887
Associates and jointly controlled entities	—	684,050	—	—	(3,925)	—	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2004								
— as previously reported	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
— prior period adjustments in respect of:								
— investment properties	—	(11,520,049)	—	—	—	—	8,796,720	(2,723,329)
— infrastructure facilities	—	—	—	—	—	—	(29,201)	(29,201)
— as restated, before opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
— opening balance adjustment in respect of investment properties *(note 2(c))*	—	—	—	—	—	—	(972,173)	(972,173)
— as restated, after opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
Surplus on revaluation of other properties	—	57,550	—	—	—	—	—	57,550
Exchange difference arising from investment in a foreign entity	—	—	—	—	7	—	—	7
Transfer to other reserve	—	—	—	—	—	1,404	(1,404)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(998,019)	(998,019)
Profit for the year	—	—	—	—	—	—	10,853,521	10,853,521
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(725,832)	(725,832)
At 30 June 2005	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
Dealt with by:								
HLD and subsidiaries	11,157,446	293,025	1,449,315	20,200	—	5,290	42,222,691	55,147,967
Associates and jointly controlled entities	—	684,050	—	—	(3,918)	—	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

HLD:

	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 July 2003	8.387.915	20.200	26.366.786	34.774.901
Premium on issue of shares	2.769.595	—	—	2.769.595
Expenses on issue of shares	(64)	—	—	(64)
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(816.561)	(816.561)
Profit for the year	—	—	944.607	944.607
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(635.103)	(635.103)
At 30 June 2004	11.157.446	20.200	25.859.729	37.037.375
At 1 July 2004	11.157.446	20.200	25.859.729	37.037.375
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(998.019)	(998.019)
Profit for the year	—	—	865.053	865.053
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(725.832)	(725.832)
At 30 June 2005	11.157.446	20.200	25.000.931	36.178.577

The application of the share premium account is governed by Section 48B of the Companies Ordinance.

The application of capital redemption reserve is governed by Section 49H of the Companies Ordinance.

The property revaluation reserves. reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries. associates and jointly controlled entities. the valuation of properties and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises. wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation. as determined under the PRC Accounting Regulations. to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

36. DISTRIBUTABLE RESERVES

The distributable reserves of HLD at 30 June 2005 amounted to HK$25.000.931.000 (2004 — HK$25.859.729.000).

37. COMMITMENTS

At 30 June 2005, the HLD Group had commitments not provided for in these accounts as follows:

	HLD Group 2005 HK$'000	HLD Group 2004 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	638,106	92,058
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	1,691,279	1,764,234
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	4,859,480	5,705,485
	7,188,865	7,561,777

Based on information available at the balance sheet date, the directors estimate that the HLD Group's commitments disclosed above are payable as follows:

	HLD Group 2005 HK$'000	HLD Group 2004 HK$'000
Within 1 year	2,341,168	2,669,710
After 1 year but within 2 years	2,664,587	2,090,280
After 2 years	2,183,110	2,801,787
	7,188,865	7,561,777

38. SIGNIFICANT LEASING ARRANGEMENTS

At 30 June 2005, the HLD Group is both a lessor and a lessee under operating leases. Details of the HLD Group's commitments under non-cancellable operating leases are set out as follows:

(a) **Lessor**

The HLD Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 14.

During the current year, HK$2,096,940,000 (2004 — HK$2,017,239,000) was recognised as rental income in the consolidated profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	1,469,601	1,402,478
After 1 year but within 5 years	898,862	1,086,502
After 5 years	25,456	135,342
	2,393,919	2,624,322

(b) **Lessee**

(i) The HLD Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

During the current year, HK$46,183,000 (2004 — HK$26,971,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	37,642	33,548
After 1 year but within 5 years	74,996	72,874
After 5 years	13,703	19,575
	126,341	125,997

(ii) The HLD Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three month to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$3,763,000 (2004 — HK$5,237,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	694	2.476
After 1 year but within 5 years	48	252
	742	2.728

39. CONTINGENT LIABILITIES

At 30 June 2005, contingent liabilities of the HLD Group and of HLD were as follows: —

	HLD Group		HLD	
	2005	2004	2005	2004
	HK'000	*HK'000*	*HK$'000*	*HK$'000*
(a) Guarantees given by HLD and its subsidiaries to financial institutions on behalf of purchasers of flats	162.189	215.576	849	2.020
(b) Guarantees given by HLD to banks to secure banking facilities of subsidiaries	—	—	15.470.201	4.499.475
(c) Guarantees given by HLD to banks to secure banking facilities of an associate and a jointly controlled entity	2.241.017	2.322.385	2.241.017	2.322.385
(d) Guarantees given by HLD to holders of HLD Convertible Notes	—	—	189.444	5.772.681
	2.403.206	2.537.961	17.901.511	12.596.561

(e) Pursuant to an indemnity deed dated 15 March 1996 signed between HLD and a subsidiary, HLD, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and LAT ("Land Appreciation Tax") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31 December 1995. At 30 June 2005, HLD had contingent PRC Income Tax and LAT liabilities of HK$46 million (2004 — HK$110 million) and HK$38 million (2004 — HK$38 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30 June 2005.

(f) At 30 June 2005, the HLD Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$73.090.000 (2004 — HK$32.390.000).

40. MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the HLD Group and its fellow subsidiaries are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Other interest expense *(note i)*	12,057	18,643
Loan arrangement fee *(note i)*	—	14,217
Building management service income *(note iii)*	—	32,070
Rental commission income *(note iii)*	916	16,150

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the HLD Group and its associates and jointly controlled entities are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Other interest income *(note i)*	44,504	33,482
Building construction income *(note ii)*	634,477	748,062
Management fee income *(note iii)*	20,830	30,010
Professional fee income *(note iii)*	37,999	10,384
Sales commission income *(note iii)*	149,180	3,140
Rental expenses *(note iii)*	30,734	8,840

(c) Transactions with related companies

Details of material related party transactions between the HLD Group and its related companies which represented trust funds managed by the directors of the HLD Group are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Building management service income *(note iii)*	23,086	4,092
Rental commission income *(note iii)*	14,400	7,282
Sales commission income *(note iii)*	2,685	8,787
Building construction income *(note ii)*	—	29,394

In addition. the HLD Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the HLD Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement. the related company is entitled to a rent free period from 1 April 2004 to 30 September 2004. The total rental income and receivable from the related company during the year and as at 30 June 2005 is HK$636.000 (note iii).

Notes:

(i) Loan arrangement fee. interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2005 is shown in the balance sheet. The amounts due to/from associates and jointly controlled entities at 30 June 2005 are set out in notes 16 and 17 respectively.

(d) **Transactions with companies controlled by an HLD Director**

Lee Ka Kit. an HLD Director. through companies controlled or owned by him has separate interests in certain subsidiaries and associates of HLD or the HLD Group and through which the HLD Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30 June 2005. the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$472,128,000 (2004 — HK$470.464.000) and HK$537,055,000 (2004 — HK$586,821.000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr Lee under such arrangements during the years ended 30 June 2004 and 2005.

41. DIRECTORS' REMUNERATION

The remuneration of the HLD Directors is as follows:

	Fees	Basic salaries, other allowances and emolument	Discretionary bonuses	Retirement scheme contributions	2005 Total	2004 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors						
Lee Shau Kee	110	2,786	—	—	2,896	3,385
Lee Ka Kit	110	4,074	—	—	4,184	4,453
Lam Ko Yin, Colin	110	4,112	10,880	207	15,309	10,353
Lee Ka Shing	110	3,590	—	115	3,815	3,184
Lee King Yue	90	2,551	—	142	2,783	2,595
Fung Lee Woon King	50	5,049	1,970	187	7,256	8,174
Leung Sing	70	3,807	4,300	211	8,388	7,993
Lau Yum Chuen, Eddie	70	—	—	—	70	70
Li Ning	70	2,821	—	99	2,990	2,884
Kwok Ping Ho, Patrick	90	2,935	—	163	3,188	2,946
Ho Wing Fun	90	2,479	1,970	138	4,677	4,302
Yip Ying Chee, John	70	4,018	7,000	223	11,311	9,715
Suen Kwok Lam	70	3,264	2,500	181	6,015	4,363
Independent non-executive directors						
Kwong Che Keung, Gordon	90	610	—	—	700	—
Ko Ping Keung	90	510	—	—	600	—
Wu King Cheong	70	215	—	—	285	—
Wu Shu Chih, Alex (passed away)	90	305	—	—	395	—
Non-executive directors						
Lo Tak Shing	50	—	—	—	50	50
Woo Po Shing	70	—	—	—	70	70
Lee Tat Man	70	—	—	—	70	70
Leung Hay Man	70	530	—	—	600	220
Lee Pui Ling, Angelina	50	100	—	—	150	150
Kan Fook Yee	70	1,000	—	—	1,070	1,070
Vincent Liang	—	—	—	—	—	—
Woo Ka Biu, Jackson	20	80	—	—	100	100
Total	1,850	44,836	28,620	1,666	76,972	66,147

There was no arrangement under which an HLD Director had waived or agreed to waive any remuneration during the current and prior years.

42. SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2004 — four) of them are HLD Directors whose emoluments are disclosed in note 41. The aggregate of the emoluments in respect of the other one (2004 — one) individual are as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Salaries and other emoluments	3,363	3,243
Discretionary bonuses	3,500	2,000
Retirement scheme contributions	187	180
	7,050	5,423

43. POST BALANCE SHEET EVENTS

(a) Privatisation of Henderson China Holdings Limited ("Henderson China")

On 12 August 2005, HLD and its subsidiary, Henderson China, issued a joint announcement regarding the privatisation of Henderson China by HLD by way of a scheme of arrangement involving the cancellation and extinguishment of shares in Henderson China at the cancellation price of HK$8 per share. The listing of the shares in Henderson China on the Stock Exchange was withdrawn on 15 August 2005 and Henderson China became a wholly-owned subsidiary of HLD after the privatisation.

The cancellation price for the privatisation paid by HLD was approximately HK$1,381 million. Upon the privatisation, there is an excess of HLD's interest in the net assets value of Henderson China over its total cost of acquisition of approximately HK$779 million. Such excess will be recognised directly in the consolidated profit and loss account for the year ending 30 June 2006 upon the adoption of HKFRS 3 "Business combinations".

(b) Proposed privatisation of Henderson Cyber

On 16 August 2005, HLD together with its subsidiaries, HIL and Henderson Cyber, as well as its associate, Hong Kong China Gas, issued a joint announcement regarding a proposed privatisation of Henderson Cyber by HIL and Hong Kong China Gas which involves the cancellation and extinguishment of shares in Henderson Cyber at the cancellation price of HK$0.42 per share.

The cancellation price payable by HIL is estimated at HK$253 million. Should the proposed privatisation of Henderson Cyber become effective, HIL's equity interest in Henderson Cyber will increase to 78.69%.

44. ULTIMATE HOLDING COMPANY

The HLD Directors consider that the ultimate holding company at 30 June 2005 to be Henderson Development, incorporated in Hong Kong.

45. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 2.

The classification of certain properties has been changed due to the early adoption of HKAS 40. As a result, certain properties to be developed for investment or for an undetermined future purpose previously included under "Properties under development" and "Properties held for development" are now classified as "Investment properties" and "Investment properties under development". In addition, certain properties are reclassified to "Properties under development for own use" and "Properties held for/under development for sale" in order to better reflect the intended use of the properties held by the HLD Group. Accordingly, comparative figures have been reclassified to conform with the current year's presentation.

PRINCIPAL SUBSIDIARIES
at 30 June 2005

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(A)	**PROPERTY DEVELOPMENT**				
(i)	**Incorporated and operates in Hong Kong**				
	Avion Investment Limited	3,000,000	1	100	—
	Bauer Investment Limited	500	100	100	—
	Billion Nice Development Limited	2	1	—	100
	Billion Talent Development Limited	2	1	—	100
	Bothluck Development Limited	10,000	1	100	—
	Bottcher Investment Limited	20,000	100	—	100
	* Bright Trade Development Limited	1,000	1	—	100
	* Camleigh Investment Limited	100,000+	10	100	—
	* Camleigh Investment Limited	2++	10	—	—
	* Camleigh Investment Limited	40,000+++	100	100	—
	* Camus Investment Limited	1,000	100	100	—
	* Capital Leader Development Limited	2	1	—	100
	* Century Hero Development Limited	1	1	—	100
	Cheerbest Development Limited	2	1	—	100
	Chest Point Development Limited	2	1	—	100
	* Citigood Development Limited	2	1	—	100
	Cititeam Development Limited	2	1	—	100
	Crown Truth Limited	100	1	—	80
	* Daren International Limited	2	1	—	100
	Dashtrend Investment Limited	2	1	—	100
	* Dili Investment Limited	500	100	100	—
	* Dragon Pacific Development Limited	10	1	—	70
	Dupple Investment Limited	30,000	100	100	—
	Easy Ring Limited	2	1	—	100
	Easewin Development Limited	2	1	—	100
	* Egeria Investment Limited	100,000	100	100	—
	* Evercot Enterprise Company, Limited	500+	100	100	—
	* Evercot Enterprise Company, Limited	2++	100	—	—
	Fairich Development Limited	2	1	—	100
	Fleetman Investment Limited	1,000	1	—	70
	Ford World Development Limited	2	1	—	100
	* Fordmax Development Limited	2	1	100	—
	Fortune Base Development Limited	10,000	1	100	—
	Fortune Jet Development Limited	1,000	1	—	100
	Fortune Year Development Limited	2	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Full Gain Investment Limited	2	1	—	100
Gain Base Development Limited	1,000	1	—	75
* Gain Glory Development Limited	10,000	1	—	100
* Gain Million Development Limited	2	1	—	100
Gallund Investment Limited	20,000	100	—	100
Gentfair Development Limited	10,000	1	100	—
Gentworld Development Limited	1,000	1	—	100
Gesund Investment Company Limited	2	100	—	100
Glory Hero Development Limited	3,000,000	1	—	100
* Good Extend Development Limited	2	1	—	100
Goodmake Enterprises Limited	10,000	1	—	100
Grand Max Development Limited	10,000	1	100	—
* Grand Talent Development Limited	2	1	100	—
Great Chase Development Limited	2	1	—	100
* Harvest Rise Development Limited	2	1	—	100
* Heyield Estate Limited	100	1	—	80
* Hintmax Development Limited	2	1	—	100
* Join Fortune Development Limited	100+	1	100	—
* Join Fortune Development Limited	2++	1	—	—
Jonesworld Investment Limited	2	1	—	100
Juliyam Limited	2	1	—	100
Keendic Industrial Limited	2	1	—	100
Kinsan Development Limited	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* Kowatex Investment Limited	10,000	1	—	100
* Kwong Kay Investment Company Limited	2	1	100	—
* Kwong Kay Investment Company Limited	10,000**	100	100	—
Land Profit Development Limited	1,000	1	—	100
Landrise Development Limited	2	1	—	100
Liketon Investments Limited	100	1	—	100
* Long Gain Development Limited	1,000	1	—	100
Long Honest Development Limited	1,000	1	—	100
Lucky Gold Development Limited	2	1	—	100
* Lucky Million Development Limited	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
Main Choice Development Limited	1,000	1	—	100
Main Plan Development Limited	2	1	—	100
* Man Woo Development Company, Limited	30,000	100	100	—
Max Choice Development Limited	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* Millap Limited	2	1	100	—
Million Land Development Limited	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
Nasmyth Investment Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100
Sereal Investment Limited	10,000	1	100	—
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	100
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
Time Richie Investment Limited	2	1	—	100
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Faith Investment Limited	4	1	—	100
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by HLD	Subsidiaries
Widetrend Development Limited	10.000	1	100	—
Win Target Development Limited	100	1	—	60
World City Culture Park Limited	10.000.000	1	—	100

	Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(ii) Established and operates in the PRC			
^ Beijing Gaoyi Property Development Co., Ltd.	US$12,000.000	—	100@
^* Beijing Henderson Properties Co., Ltd.	RMB655,000.000	—	100@
~* Boham Estate (Shenzhen) Co., Ltd.	US$9.560.000	—	100
^* Dongguan Heng Jun Plaza Development Ltd.	HK$15,429.190	—	70@
^#* Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100@
~* Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
^# Guangdong Jiaxing Real Estate Co., Ltd.	HK$148.845.677	—	100@
^#* Guangzhou Guang An Property Development Ltd.	US$17.947.550	—	62@
^* Guangzhou Guang Hung Property Development Limited	US$17.000.000	—	72@
^* Guangzhou Guang Nam Property Development Limited	RMB125.969.120	—	68.40@
^* Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$272.670.000	—	80
^#* Guangzhou Jian Heng Property Development Ltd.	US$17.000.000	—	100@
^* Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310.000,000	—	100@
^* Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184.000.000	—	95@
~* Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12.000.000	—	100
~* Jonescorp Estate (Shenzhen) Ltd.	US$4.360.000	—	100
~* Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12.000.000	—	100
¥* Shanghai Henfield Properties Co., Ltd.	US$27.000.000	—	100
¥* Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340.000	—	85

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by HLD	Subsidiaries
(B) PROPERTY INVESTMENT				
* Bestguard Investment Limited	2	1	—	100
* Bloomark Investment Limited	2	1	—	100
* Bour Investment Limited	2	100	—	100
* Bour Investment Limited	1.000**	100	—	100
* Brilliant Wealth Investment Limited	1.000	1	—	100
Century Nice Development Limited	2	1	—	100
* Choiform Limited	10.000	1	72.80	—
* Choiform Limited	10.000**	1	72.80	—
* Citiluck Development Limited	1.000	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Conradion Limited	3.000.000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
* Fineway Development Limited	2	1	—	100
* First View Investment Limited	1	1	—	100
Fordwise Development Limited	1.000	1	—	100
* Fortic Limited	2	1	—	100
* Gain Global Development Limited	1.000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1.000	1	—	100
Golden Dragon Development Company. Limited	12.200	100	—	100
Harzone Limited	1.000	1	100	—
Hung Shun Investment Company Limited	20.000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1.000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Million Globe Limited	2	1	—	100
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10.000	1	—	100
Strong Bright Technology Limited	10.000	1	—	100
* Sunmark Limited	2	1	—	100
Tech Fortune Development Limited	1.000	1	—	100
Union Fortune Development Limited	10.000	1	—	100
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1.000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Glory Jade Development Limited	1,000	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henson International Finance Limited (incorporated and operates in the Cayman Islands)	1	US$1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935+++	US$1	100	—
(D) CONSTRUCTION				
E Man Construction Company Limited	350,000	100	100	—
Heng Lai Construction Company Limited	2	1	100	—
Heng Shung Construction Company Limited	2	1	100	—
Heng Tat Construction Company Limited	2	100	100	—

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(E)	**PROPERTY MANAGEMENT**				
(i)	**Incorporated and operates in Hong Kong**				
	Beverly Hill (Estate Management) Limited	2	1	—	100
	Fanling Centre (Management) Limited	2	1	—	100
	Flora Plaza Management Limited	10	1	—	60
	Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	—	100
	Goodwill Management Limited	2	1	—	100
	Hang On Estate Management Limited	2	1	—	100
	Hang Yick Properties Management Limited	100,000	100	100	—
	Metro City Management Limited	2	1	—	100
	Metro Harbourview Management Limited	2	1	—	100
	Sheung Shui Centre Management Limited	2	1	—	100
	Sunshine City Property Management Limited	2	1	—	100
	Well Born Real Estate Management Limited	2	1	100	—
(ii)	**Incorporated in Hong Kong and operates in the PRC**				
*	Hansen (China) Property Management Company Limited	2	1	—	100

		Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(iii)	**Established and operates in the PRC**			
¥*	Beijing Henghua Property Management Co., Ltd.	US$700,000	—	75
~#*	Guangdong Hengbao Property Management Co., Ltd.	RMB1,000,000	—	100

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(F)	**INVESTMENT HOLDING**				
(i)	**Incorporated and operates in Hong Kong**				
	Ace Winner Development Limited	2	1	—	100
	Capital Gold Development Limited	2	1	—	100
	China Investment Group Limited	300,000	1,000	—	64.06
	Citiright Development Limited	2	1	100	—
	Disralei Investment Limited	2	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Disralei Investment Limited	1,000**	1	—	100
Goodmark Development Limited	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* Henderson (China) Investment Company Limited	2	1	—	100
* Henderson (China) Investment Company Limited	2**	1	—	100
HIL	2,817,327,395	0.20	—	73.48
* Henderson Sun Investment Company Limited	10,000,000	1	—	70
Linden Development Limited	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* Main Eagle Limited	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
Nation Team Development Limited	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
Shiu Kien Development Company Limited	1,500	1	—	100
Shiu Kien Development Company Limited	150,000**	100	—	100
Winner Glory Development Limited	2	1	—	100
Wiselin Investment Limited	2	1	—	100

(ii) **Incorporated and operates in the British Virgin Islands**

* Citimax Investment Limited	1	US$1	—	100
Felix Technology Limited	1	US$1	—	100
Higgins Holdings Limited	1	US$1	—	100
Kingsview International Limited	1	US$1	—	100
* Konet Investment Limited	2	US$1	—	100
Multiglade Holdings Limited	1	US$1	—	100
Newspeed Technology Limited	1	US$1	—	100
Podar Limited	1	US$1	—	100
Rejoice Investments Limited	1	US$1	—	100
* Spaceworld Limited	2	US$1	—	100
St. Helena Holdings Co. Limited	3	US$1	—	100
* Superweb Limited	1	US$1	—	100
Threadwell Limited	1	US$1	—	100
Topgoal Limited	1	US$1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(iii) Incorporated in the British Virgin Islands and operates in Hong Kong				
Hinlon Limited	1	US$1	—	100
Jetsome Limited	1	US$1	—	100
Midlink Limited	1	US$1	—	100
(iv) Incorporated in the Cayman Islands and operates in Hong Kong				
* Henderson Cyber	5,000,000,000	0.1	—	66.85
(v) Incorporated in Singapore and operates in the PRC				
Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi) Incorporated in Bermuda and operates in the PRC				
* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii) Incorporated in Hong Kong and operates in the PRC				
* Hang Seng Quarry Company Limited	10,000	1	64	—
* Henfield Properties Limited	10,000	1	—	60
* Ranki Development Limited	2	1	—	100
* Shellson International Limited	100	1	—	75
(G) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(H) HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION				
Gold Eagle Management Limited	2	1	—	100
* Hector Investment Limited	1,000	100	100	—
Henderson Hotel Management Limited	2	1	—	100
Newton Hotel Hong Kong Limited	2	1	—	100
Newton Hotel Kowloon Limited	2	1	—	100
Newton Inn (North Point) Limited	2	1	100	—

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(I)	**PROFESSIONAL SERVICE AND OTHERS**				
	* Henderson Club Limited	2	1	100	—
	Megastrength Security Services Company Limited	10.000	1	—	100
	Megastrength Security Services Company Limited	400+++	1	—	25
(J)	**MANAGEMENT AND AGENCY SERVICES**				
	* Henderson (China) Real Estate Agency Limited	2	1	—	100
	Henderson Property Agency Limited	200,000	1	—	100
	* Henderson Real Estate Agency Limited	2	100	100	—
(K)	**INFRASTRUCTURE**				
(i)	**Incorporated and operates in Hong Kong**				
	* Benson Industries Limited	2	1	—	100

		Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(ii)	**Established and operates in the PRC**			
	Sino-Foreign Equity Joint Venture Enterprise			
	Hang Zhou Henderson Qianjiang Third Bridge Company. Limited	RMB200.000.000	—	55.69
	Sino-Foreign Co-operative Joint Venture Enterprise			
	Maanshan Huan Tong Highway Development Limited	RMB99.450.000	—	49
	Ningbo Rayter Highway Development Company Limited	RMB96.000.000	—	39
	Ningbo Wise Link Highway Development Company Limited	RMB56.000.000	—	39
	Ningbo Nickwell Highway Development Company Limited	RMB88.000.000	—	39
	Tianjin Wanqiao Project Development Company Limited	RMB20.000.000	—	70
	Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23.680.000	—	70

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Jensome Technology Limited	2	1	—	100
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* Companies audited by KPMG
** Non-voting deferred shares
+ A Shares
++ B Shares
+++ Preference Shares

The company name in English is a direct translation of its registered name in Chinese.
@ These represent the profit sharing percentage in the respective subsidiaries.
¥ Sino-Foreign Equity Joint Venture Enterprise.
^ Sino-Foreign Co-operative Joint Venture Enterprise.
~ Wholly Foreign-Owned Enterprise.

The above list gives the principal subsidiaries of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL ASSOCIATES

at 30 June 2005

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	Subsidiaries	Principal activities
Listed			
Hong Kong China Gas	—	37.15	Town gas supply
Hong Kong Ferry	—	31.33	Property development and investment
Miramar	—	44.21	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL JOINTLY CONTROLLED ENTITIES

at 30 June 2005

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	**Subsidiaries**	**Principal activities**
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

3. SHARE CAPITAL

The authorised and issued share capital of HLD as at the Latest Practicable Date were as follows:

	Number of HLD Shares *'000*	Nominal value *HK$'000*
Authorised	2,600,000	5,200,000
Issued and fully paid	1,814,580	3,629,160

There was no movement in the share capital of HLD for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HLD Shares ranks *pari passu* in all respects, including dividends, voting and capital.

As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

Apart from the HLD Shares and the HLD Convertible Notes, HLD does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HLD Shares or loan capital of HLD is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HLD Shares or loan capital of HLD under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HLD Group had outstanding borrowings of approximately HK$19,569 million, comprising bank loans of approximately HK$17,198 million, bank overdrafts of approximately HK$109 million, the HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding, obligations under finance leases of approximately HK$1 million and other borrowings due to a fellow subsidiary of HLD of HK$2,072 million. The HLD Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HLD Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

The HLD Group had contingent liabilities as at 31 October 2005 in respect of guarantees given to financial institutions on behalf of purchasers of flats and guarantees given to banks to secure banking facilities of associate and jointly controlled entity in the amount of HK$147 million and HK$2,058 million respectively. In addition, there were contingent liabilities in respect of performance bonds for the due and proper performance of certain subsidiaries' obligations amounting to HK$73 million.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HLD Group, the HLD Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HLD Directors have confirmed that there has been no material changes in HLD's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HLD Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HLD Group were made up.

6. STATEMENT OF HLD ADJUSTED NTAV

Set out below is a statement of the HLD Adjusted NTAV, which was arrived at based on the HLD NTAV and adjusted as follows:

	HK$'000
HLD NTAV as at 30 June 2005 *(Note 1)*	65,851,572
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HLD Group as at 31 October 2005 *(Notes 2 and 3)*, net of tax adjustments *(Note 4)*	23,634,634
Attributable net unrealised loss on investments in securities as at 31 October 2005	(2,802)
Gain on privatisation of Henderson China Holdings Limited	777,595
Attributable provision for privatisation of Henderson Cyber	(122,548)
Final dividend of HK$0.60 per HLD Share paid on 6 December 2005	(1,088,748)
Excess of market value of the listed associates attributable to the HLD Group over its share of interest in such listed associates as at 31 October 2005 *(Note 5)*	14,999,417
HLD Adjusted NTAV	104,049,120

	HK$
HLD Adjusted NTAV per HLD Share (based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date)	57.34

Notes:

(1) The HLD NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$66,698,980,000 as stated in the annual report of the HLD Group for the year ended 30 June 2005 and taking into account the minority interest in the goodwill of HK$305,802,000.

(2) DTZ in accordance with the requirement of Rule 11.1(f) of the Takeovers Code has performed valuations of all the property interests held by the HLD Group and the associated companies in which the HLD Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of these associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately

HK$23,281,731,000 is arrived at after deducting (i) the carrying value of the investment properties as recorded in the books of the HLD Group as at 30 June 2005; (ii) the carrying value of the properties held for development, the properties under development and the completed properties for sale as recorded in the books of the HLD Group as at 31 October 2005; and (iii) the minority interest in the net surplus.

According to DTZ's property valuation report set out in Appendix III to this document, certain HLD Group's property interests (i.e. property interests nos. 237, 242, 243, 244, 248, 255 and 260) in the report have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 31 October 2005. DTZ performed valuations on such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$997,000, which has been taken into account in the above statement, is arrived at after deducting the carrying values of such properties as recorded in the books of the HLD Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) The following property interests, all being interests held by the Hong Kong China Gas Group, have not been included in the property valuation report prepared by DTZ:

			Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 *HK$ million*
(a)	Description of property interests in Hong Kong		
	Tenancies		
	Pressure Reduction Stations/Pigging Stations		Nil
	Customer Centres		Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)		Nil
	Private Treaty Grants		
	Pressure Reduction Stations/Pigging Stations		115.6
	Gas Holder		14.0
	Tunnel Portals		18.7
		Sub-Total:	148.3
(b)	Description of property interests in the PRC		
	Water Works Plants and Gas Production Plants		282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
	Offices		38.6
	Customer Centres and Others		20.2
		Sub-Total:	354.0
		Total:	502.3

The HLD Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HLD Adjusted NTAV of approximately HK$104,049.1 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) *This represents the reversal of the deferred tax liabilities of HK$4,040,859,000 attributable to the HLD Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$3,687,956,000 attributable to the HLD Group if the property interests of the HLD Group were to be sold at the revalued amount.*

(5) *The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.*

(6) *This statement of HLD Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") both of which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HLD Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HLD Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HLD Adjusted NTAV. Therefore, the HLD Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HLD Adjusted NTAV.*

The following is the letter and summary of valuations extracted from the property valuation report, prepared for the purpose of inclusion in this document in connection with DTZ's valuations of the property interests of HLD and its subsidiaries (including HIL and its subsidiaries) and the associated companies of HLD and HIL in Hong Kong, the PRC and the United States of America as at 31 October 2005, setting out the basis of its valuations:

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers
National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

22 December 2005

The Directors
Henderson Land Development Company Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Directors
Henderson Investment Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests which are held by Henderson Land Development Company Limited ("HLD"), its subsidiaries and its associated companies (hereinafter together referred to as the "HLD Group") and Henderson Investment Limited ("HIL"), its subsidiaries and its associated companies (hereinafter together referred to as the "HIL Group") in Hong Kong, the People's Republic of China (the "PRC") and the United States of America (the "USA") as set out in the attached Summary of Valuations, we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interests as at 31 October 2005 (the "date of valuation").

In valuing the property interests, we have complied with the requirements set out in Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Valuation Standards on Properties issued by the Hong Kong Institutes of Surveyors.

Our valuation of each property interest represents its market value which, in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property interest excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of each of the property interests in Sub-section 2 of Section A, Sub-sections 1.2, 2.2 and 4.2 of Section B all of which are situated in the PRC, we have assumed that transferable land use rights in respect of each of the property interests for its specific term at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the HLD Group and the HIL Group and their legal adviser, Commerce & Finance Law Offices, on PRC Law regarding the title to each of the property interests and the interests of HLD and HIL in each of the property interests. We have, with reference to the PRC legal opinion, prepared our valuations on the bases that HLD and HIL have enforceable title to each of the property interests and have free and uninterrupted rights to use, occupy or assign each of the property interests for the whole of the unexpired term as granted.

The tax liabilities for disposal of property interests comprise profits tax for property interests in Hong Kong; sale tax, stamp duty, land appreciation tax and enterprise profit tax (if any) for property interests in the PRC; and federal income tax and state income tax for property interests in the USA. The HLD Group and the HIL Group advise that (i) in the case of property interests in Sub-sections 1.1 and 2.1 of Section (A), property interests in Sub-sections 1.1.1, 2.3.1, 3.1.1, and 4.1.1 of Section (B) and property interests nos. 238 and 240 of Sub-section 2.3 of Section (A), respective potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$1,358.3 million and HK$388.1 million respectively would arise if such properties were to be sold at the amount of the valuations; (ii) for other property interests in the property valuation, potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$2,433.8 million and HK$256.9 million respectively would arise if such properties were to be sold at the amount of the valuations. Depending on the then sale status, there is likelihood of such liability referred to in (i) above being crystallised, since property interests in Sub-sections 1.1 and 2.1 of Section (A) and Sub-sections 1.1.1, 2.3.1, 3.1.1 and 4.1.1 of Section (B) are held for sale; property interests nos. 238 and 240 of Sub-section 2.3 of Section (A) were contracted to be sold; and of such liabilities, respective amounts of approximately HK$74.1 million and HK$60.1 million will be set off by the tax losses of certain subsidiaries of the HLD Group and the HIL Group brought forward from prior periods. For property interests referred to in (ii) above, there is less likelihood of such liability referred to in (ii) above crystallising as both the HLD Group and the HIL Group have no plan yet for the disposal of such property interests. The above amounts are for indicative purposes and are calculated based on prevailing rules and information available as at the Latest Practicable Date.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In valuing the property interests situated in Hong Kong the Government Leases of which expired before 30 June 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance such leases have been extended without premium until 30 June 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

We have valued the property interests by direct comparison method by making reference to comparable sales evidence as available in the relevant market, or where appropriate by investment method by capitalizing the net incomes shown on the schedules provided to us by the HLD Group and the HIL Group with due provisions for reversionary income potential.

Property interests in Sub-sections 1.6 and 2.6 of Section A and Sub-sections 1.1.6, 2.1.3, 2.2.3, 3.1.5 and 4.1.4 of Section B all of which are leased to the HLD Group and the HIL Group in Hong Kong and the PRC are considered to have no commercial value due mainly to the prohibitions against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have relied to a very considerable extent on the information given by the HLD Group and the HIL Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas, number of parking spaces, identification of property interest, interest attributable to HLD and HIL and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the HLD Group and the HIL Group and are therefore only approximations. No on-site measurement has been carried out.

We have not been provided with copies of the title documents relating to the property interests but have caused searches to be made at the appropriate Land Registries in respect of the property interests in Hong Kong and the USA. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximations.

We have, wherever possible, inspected the exterior of the property interests. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

We have not carried out any soil or site investigation. In undertaking our valuations, we have assumed that the property interests are suitable for the development and no extraordinary costs or delays will be incurred during construction.

Unless otherwise stated, all monetary amounts stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations are HK$1=RMB1.04 and US$1=HK$7.8 both of which were approximately the prevailing exchange rate as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K.B. Wong
Registered Professional Surveyor
(General Practice Division)
China Real Estate Appraiser
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K.B. Wong is a Registered Professional Surveyor who has over 20 years' experience in the valuation of properties in Hong Kong, the PRC and the USA.

SUMMARY OF VALUATIONS

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
(A)	**HLD**					
1.	**Property interests in Hong Kong**					
1.1	***Held for sale***					
1.	2nd Floor and Roof, Lot No. 508 in Demarcation District No. 186, Dao Fung Shan, Shatin, New Territories	1,300	—	—	100	1,300
2.	1st Floor, Lot No. 176 in Demarcation District No. 27, Sha Lan Villas, Tai Po, New Territories	2,000	—	—	100	2,000
3.	Various parking spaces at Bay View Garden, 2 Wing Ting Road, Ngau Chi Wan, Kowloon	2,800	—	—	100	2,800
4.	Various units at Brilliant Garden, 250 Castle Peak Road San Hui, Tuen Mun, New Territories	29,000	—	—	100	29,000
5.	Various units at Beautiful Garden, 11 Chui Lok Street, Tai Po, New Territories	8,400	—	—	100	8,400
6.	Various units at Boss Commercial Centre, 28 Ferry Street, Yaumatei, Kowloon	5,590	—	—	100	5,590
7.	Various units at Cheong Sing Building, 3 Wang Fat Path, Yuen Long, New Territories	390	—	—	100	390
8.	Office No. 1 on 5th Floor, Carnival Commercial Building, 18 Java Road, North Point, Hong Kong	1,050	—	—	100	1,050

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
9.	Shop on Ground Floor, Charmview Court, 73 Pokfulam Road, Pokfulam, Hong Kong	1,300	—	—	100	1,300
10.	Various units and parking spaces at Casa Marina I, 28 Lo Fai Road and Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories	492,540	—	—	100	492,540
11.	Various units at City Regalia, 198 Yee Kuk Street, Shamshuipo, Kowloon	18,900	—	—	100	18,900
12.	Various units at Dragon Court, 28 Caine Road, Mid-Levels, Hong Kong	15,000	—	—	100	15,000
13.	Flat D on 27/F, Block 5 and various parking spaces at Dawning Views, 23 Yat Ming Road, Fanling, New Territories	20,150	—	—	100	20,150
14.	House C including its External Walls together with Back Garden and Covered Car Port at 9 Durham Road, Kowloon Tong, Kowloon	68,000	—	—	100	68,000
15.	Shop No. 20 on Ground Floor at Elgar Mansion, 41-43 Fort Street, North Point, Hong Kong	325	—	—	100	325
16.	Various parking spaces at Evergreen Place, 18 Ma Fung Ling Road, Yuen Long, New Territories	3,600	—	—	60	2,160
17.	Various parking spaces at Fair Way Garden, 3-7 Liberty Avenue and 7-7B Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
18.	Various domestic and shop units at Finery Park, 7 Yuk Nga Lane, Tseung Kwan O, New Territories	139,500	—	—	100	139,500
19.	Shops 1 and 8 on Ground Floor, Fu Wing Mansion, 138 Jockey Club Road, Sheung Shui, New Territories	2,100	—	—	100	2,100
20.	Various parking spaces at Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	9,240	—	—	60	5,544
21.	Interest attributable to HLD in various units at Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	52,700	—	—	100	52,700
22.	Various units at Fu Yan Court, 23 Sai Wan Ho Street, Sai Wan Ho, Hong Kong	24,200	—	—	100	24,200
23.	Various parking spaces at Garden Rivera, 20-30 Tai Chung Kiu Road, Shatin, New Territories	4,900	—	—	100	4,900
24.	Various units at Gold Way Industrial Centre, 16-20 Wing Kin Road, Kwai Chung, New Territories	3,350	—	—	100	3,350
25.	Various parking spaces at Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	4,000	—	—	100	4,000
26.	Various parking spaces at Green Leaves Garden, 15-17 Yuen Chau Kok Road, Shatin, New Territories	6,800	—	—	100	6,800
27.	Various parking spaces at Greenview Garden, 1-3 Chui Tin Street, Shatin, New Territories	600	—	—	100	600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
28.	Kindergarten on Level 2 and Parking Space No.16 on Level 3, Greenland Garden, 15 Shek Pai Tau Road, Tuen Mun, New Territories	15,980	—	—	100	15,980
29.	Various parking spaces at Garden Vista, 11-13 On King Street, Shatin, New Territories	2,340	—	—	100	2,340
30.	Commercial House and Roof at Greenery Crest, 33 Cheung Shek Road, Cheung Chau	7,330	—	—	70	5,131
31.	Various parking spaces at Granville Garden, 18 Pak Tin Street, Tai Wai, Shatin, New Territories	1,800	—	—	100	1,800
32.	Various units at Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories	7,000	—	—	100	7,000
33.	Various units at Hop Yick Commercial Centre, 33 Hop Choi Street, Yuen Long, New Territories	16,500	—	—	100	16,500
34.	Workshop Unit E on 2nd Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	1,860	—	—	100	1,860
35.	Various units at Hip Kwan Commercial Building, 55-59 Portland Street and 34-38 Pitt Street, Yaumatei, Kowloon	10,620	—	—	100	10,620
36.	Flat A on 4th Floor at Hang Yue Court, 8 Pitt Street, Yaumatei, Kowloon	1,640	—	—	100	1,640
37.	Unit 10 on 15th Floor at Hang Bong Commercial Centre, 28 Shanghai Street, Tsimshatsui, Kowloon	513	—	—	100	513

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
38.	Various units and parking spaces at Block B of Hop Yick Plaza, 2-38 Mau Tan Street, 16-20 Hop Choi Street, 23-27 Tai Tong Road and 1-49 Yuen Long New Street, Yuen Long, New Territories	164,300	—	—	50	82,150
39.	Flat 3 on 3rd floor at Block C and various parking spaces at Imperial Court, 62G Conduit Road, Mid-Levels, Hong Kong	9,130	—	—	100	9,130
40.	Various units at Imperial Terrace, 356 Queen's Road West, Sai Ying Pun, Hong Kong	33,770	—	—	100	33,770
41.	Shop 22E on Level 2 and Shop 2A on Level 1 at Jade Plaza, 3 On Chee Road, Tai Po, New Territories	454	—	—	100	454
42.	Unit 2 on 4th Floor, Unit 5 on 1st Floor and Unit 2 on 3rd Floor at Keybond Commercial Building, 38 Ferry Street, Yaumatei, Kowloon	2,460	—	—	100	2,460
43.	Unit 8 on 3rd Floor at Kwong Wah Plaza, 11 Tai Tong Road, Yuen Long, New Territories	1,600	—	—	100	1,600
44.	Unit 6 on 2nd Floor at Blocks C and D of Lai Kwan Court, 438 Castle Peak Road, Sham Shui Po, Kowloon	600	—	—	100	600
45.	Various shop units on Ground Floor at Lagoon Court, 18 Plover Cove Road, Tai Po, New Territories	25,000	—	—	100	25,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
46.	Various parking spaces at La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories	41,460	—	—	100	41,460
47.	Various parking spaces at Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories	13,850	—	—	100	13,850
48.	Shop 2 on Ground Floor at Mega Building, 1-11 Maidstone Road, Tokwawan, Kowloon	1,500	—	—	100	1,500
49.	Various parking spaces at The Metropolis (Metro City Phase III), 8 Mau Yip Road, Tseung Kwan O, New Territories	69,120	—	—	100	69,120
50.	Various units and parking spaces at Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories	186,600	—	—	100	186,600
51.	Various units and parking spaces at Metropolitan Rise, 28 Ma Tau Kok Road, Tokwawan, Kowloon	207,800	—	—	80	166,240
52.	Interest attributable to HLD in various units and parking spaces at Phases I and II of Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	453,200	—	—	100	453,200
53.	Various units and a parking space on 3rd Floor at New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	4,670	—	—	100	4,670

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
54.	Various units, parking spaces and a loading & unloading space at Newton Harbour View, 2 Shau Kei Wan Main Street East, Shau Kei Wan, Hong Kong	37,180	—	—	100	37,180
55.	Various units and parking spaces, Plover Cove Garden, 3 Plover Cove Road, Tai Po, New Territories	101,020	—	—	100	101,020
56.	Various parking spaces at Park View Garden, 8 Pik Tin Street, Shatin, New Territories	5,250	—	—	90	4,725
57.	Shop No. 20 on Ground Floor, Po Yuen Mansion, 28 Bulkeley Street, Hunghom, Kowloon	220	—	—	100	220
58.	Shops 4 and 7 on 1st Floor, Prosper Centre, 29 Sau Fu Street, Yuen Long, New Territories	2,200	—	—	100	2,200
59.	Various units at Progress Commercial Building, 7-17 Irving Street, Causeway Bay, Hong Kong	92,100	—	—	100	92,100
60.	Various units and parking spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	—	—	62.99	217,127
61.	Various parking spaces at Parkland Villas, 1 Tuen On Lane, Tuen Mun, New Territories	30,590	—	—	75.01	22,946
62.	Various units and parking spaces at Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	210,000	—	—	24.59	51,639
63.	Various units at Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	233,000	—	—	100	233,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
64.	Various units and parking spaces at Royal Terrace, 933 King's Road, North Point, Hong Kong	210,100	—	—	100	210,100
65.	Car Parking Spaces Nos. 14 and 15 on Ground Floor, Shun Fat Industrial Building, 17 Wang Hoi Road, Kowloon Bay, Kowloon	700	—	—	55	385
66.	Carpark No. 18 on Car Park 1st Floor at Skylight Tower, 64 Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
67.	Shop 7 on Ground Floor, including the toilet appertaining thereto, Siu Kwan Mansion, 120 Old Main Street, Aberdeen, Aberdeen, Hong Kong	3,500	—	—	100	3,500
68.	Various parking spaces at St. Louis Mansion, 20-22 MacDonnell Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
69.	Interest attributable to HLD in various parking spaces and a unit at Blocks A-H and J-M Sunshine City, 18 & 22 On Shing Street, Ma On Shan, Shatin, New Territories	29,800	—	—	100	29,800
70.	Units A, B and C on 8th Floor, Sun Fai Commercial Centre, 576 Reclamation Street, Mongkok, Kowloon	2,100	—	—	100	2,100
71.	Interest attributable to HLD in various units at Supernova Stand, 28 Mercury Street, North Point, Hong Kong	20,800	—	—	100	20,800
72.	Various units and parking spaces at Phases I, II, III and IV of Sereno Verde, 99 Tai Tong Road, Yuen Long, New Territories	31,200	—	—	44	13,728

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
73.	Various units at Scenic Horizon, 250 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	330,000	—	—	18.13	59,829
74.	Various units and parking spaces at Splendid Place, 39 Taikoo Shing Road, Quarry Bay, Hong Kong	96,990	—	—	75	72,743
75.	Various parking spaces at Fortune Gardens, 11 Seymour Road, Mid-Levels, Hong Kong	2,450	—	—	100	2,450
76.	Various parking spaces at The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	4,940	—	—	100	4,940
77.	Shops 1 and 2 on Ground Floor, Tsui On Court, 71 Pokfulam Road, Sai Ying Pun, Hong Kong	9,200	—	—	100	9,200
78.	Shops 3 and 4 on 1st Floor, Top Jade Mansion, 608 Canton Road, Yaumatei, Kowloon	810	—	—	100	810
79.	Various parking spaces at The Gracedale, 23 Yuk Sau Street, Happy Valley, Hong Kong	5,400	—	—	100	5,400
80.	Various units at The City Culture, 38A Ko Shan Road, Hunghom, Kowloon	10,000	—	—	100	10,000
81.	Portion of sea view villas (Phase I) held by HLD for sale, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories	1,949,400	—	—	90.1	1,756,409
82.	Various parking spaces at Valiant Park, 52 Conduit Road, Mid-Levels, Hong Kong	6,400	—	—	100	6,400

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
83.	Various parking spaces at Vantage Park, 22 Conduit Road, Mid-Levels, Hong Kong	31,200	—	—	100	31,200
84.	Various units at Winning Commercial Building, 46-48 Hillwood Road, Tsimshatsui, Kowloon	13,200	—	—	100	13,200
85.	Various parking spaces at Wing Fat Industrial Building, 12 Wang Tai Road, Kowloon Bay, Kowloon	900	—	—	100	900
86.	Workshop 9 on 3rd Floor at Wing Hing Industrial Building, 83-93 Chai Wan Kok Street, Tsuen Wan, New Territories	1,200	—	—	100	1,200
87.	Unit 4 on 3rd Floor, Wellborne Commercial Centre, 8 Java Road, North Point, Hong Kong	600	—	—	100	600
88.	Shops C and D on Ground Floor, Windsor Court, 2A-B Castle Road, Mid-Levels, Hong Kong	2,900	—	—	100	2,900
89.	Various parking spaces at Wing Fung Industrial Building, 40-50 Sha Tsui Road, Tsuen Wan, New Territories	400	—	—	100	400
90.	Flat B on 6th Floor and various parking spaces at Winsome Park, 42 Conduit Road, Mid-Levels, Hong Kong	23,200	—	—	85	19,720
91.	Shop 1A on Ground Floor, Welland Plaza, 188 Nam Cheong Street, Shamshuipo, Kowloon	285	—	—	100	285
92.	Various units at Wealth House, 108 Castle Peak Road, Shamshuipo, Kowloon	21,600	—	—	100	21,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
93.	Car Parking Space No. 16 on Ground Floor, Yuen Fat Industrial Building, 25 Wang Chiu Road, Kowloon Bay, Kowloon	350	—	—	100	350
94.	Various parking spaces at Yee Fung Garden, 38 Ma Tin Road, Yuen Long, New Territories	600	—	—	100	600
95.	Various residential units and parking spaces at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories	2,546,200	—	—	100	2,546,200
96.	Various units and parking spaces at 50 Tan Kwai Tsuen, Yuen Long, New Territories	154,600	—	—	100	154,600
97.	Car Parking Space No. 6 on Lower Ground Level 2 at Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong	400	—	—	50	200
98.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	—	—	50	2,751,500
99.	Various houses, units and parking spaces at King's Park Hill, King's Park Hill Road, Homantin, Kowloon	918,000	—	—	50	459,000
100.	Various units and parking spaces at Blocks 1 and 2 of Royal Green, 18 Ching Hiu Road, Sheung Shui, New Territories	584,000	—	—	45	262,800
101.	Shops 5 to 8 on 6th Floor, Universal Trade Centre, 3 Arbuthnot Road, Central, Hong Kong	10,000	—	—	50	5,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
102.	Commercial Accommodation and Kindergarten and various parking spaces at Aegean Coast, 2 Kwun Tsing Road, Tuen Mun, New Territories	60,000	—	—	25	15,000
103.	Various units and parking spaces at Royal Peninsula, 8 Hung Lai Road, Hunghom, Kowloon	455,200	—	—	50	227,600
104.	Various parking spaces at Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong	1,300	—	—	40.75	530
105.	Car Parking Space Nos. 1 and 39 on 2nd Car Port Floor, Greenfield Terrace, 26 Ho Man Tin Hill Road, Homantin, Kowloon	500	—	—	100	500
1.2	***Held under development***					
106.	165-167 Wai Yip Street and 66 How Ming Street, Kwun Tong, Kowloon *(Note (1))*	315,000	—	—	100	315,000
107.	223-231 Wai Yip Street and 39 King Yip Street, Kwun Tong, Kowloon *(Note (1))*	2,237,000	—	—	88.503	1,979,812
108.	Sea view villas (Phase III), Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	2,920,000	—	—	90.1	2,630,920
109.	Royal Green Phase II, 18 Ching Hiu Road, Fanling Sheung Shui Town Lot No. 189, Fanling, New Territories	635,000	—	—	45	285,750
110.	1 High Street and 5 Hospital Road, Mid-Levels, Hong Kong	485,000	—	—	100	485,000
111.	CentreStage, 108 Hollywood Road and 1-17 Bridges Street, Sheung Wan, Hong Kong	2,600,000	—	—	100	2,600,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
112.	The interest attributable to HLD in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	1,291,140	—	—	100	1,291,140
113.	11 and 12 Headland Road, Island South, Hong Kong	490,000	—	—	44.42	217,658
1.3	***Held for future development***					
114.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	—	—	100	4,000
115.	A domestic unit in Seymour Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
116.	A building in Seymour Terrace, Mid-Levels, Hong Kong	32,000	—	—	100	32,000
117.	Interest attributable to HLD in Kennedy Road, Mid-Levels, Hong Kong	38,154	—	—	100	38,154
118.	Various shops and domestic units in D'Aguilar Street, Central, Hong Kong	80,000	—	—	50	40,000
119.	A building in Johnston Road, Wanchai, Hong Kong	33,000	—	—	100	33,000
120.	A tenement building in Stewart Road, Wanchai, Hong Kong	28,000	—	—	50	14,000
121.	Various domestic units and parking spaces in Moreton Terrace, Causeway Bay, Hong Kong	22,500	—	—	100	22,500
122.	Various units in Wang Fung Terrace, Tai Hang, Hong Kong	10,000	—	—	100	10,000
123.	Various shop and domestic units in King's Road, North Point, Hong Kong	15,000	—	—	100	15,000
124.	Workshop Nos. 6 and 7 on 1st Floor, Hong Kong (Chai Wan) Industrial Building, 26 Lee Chung Street, Chai Wan, Hong Kong	600	—	—	100	600
125.	Various units in Hillwood Road, Tsimshatsui, Kowloon	27,200	—	—	100	27,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
126.	Two buildings in Ferry Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
127.	A building in Nathan Road, Yaumatei, Kowloon	67,000	—	—	70	46,900
128.	Various shops in Nathan Road, Yaumatei, Kowloon	75,000	—	—	100	75,000
129.	Various units in Nathan Road, Mongkok, Kowloon	8,500	—	—	100	8,500
130.	Two buildings in Pei Ho Street, Shamshuipo, Kowloon	10,000	—	—	100	10,000
131.	A building in Fuk Wing Street, Cheung Sha Wan, Kowloon	8,500	—	—	100	8,500
132.	A unit in Wing Hong Street, Cheung Sha Wan, Kowloon	1,300	—	—	100	1,300
133.	A unit in Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600
134.	Two shops in Hung Fook Street, Tokwawan, Kowloon	5,000	—	—	100	5,000
135.	4th, 6th, 7th, 8th and 9th Floors, Parking Space Nos. 1, 2, 7, 9 and 10 on Ground Floor Level, Shing King Industrial Building, 206-208 Choi Hung Road, 9-11 Ng Fong Street, San Po Kong, Kowloon	25,000	—	—	100	25,000
136.	A unit in Hoi Bun Road, Kwun Tong, Kowloon	11,000	—	—	100	11,000
137.	Various units in Chung On Street, Tsuen Wan, New Territories	5,500	—	—	100	5,500
138.	A domestic unit in Ting Kok Road, Tai Po, New Territories	750	—	—	100	750
139.	590-600 Canton Road, Yaumatei, Kowloon	110,000	—	—	100	110,000
140.	A domestic unit and a parking space in Conduit Road, Mid-Levels, Hong Kong	7,500	—	—	100	7,500
141.	19-21 Wong Chuk Hang Road, Aberdeen, Hong Kong	160,000	—	—	50	80,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
142.	45-47 Pottinger Street, 1-5 Tun Wo Lane and 4-7 Ezra's Lane, Central, Hong Kong	520,000	—	—	19.1	99,320
143.	A vacant site in Temple Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
144.	33 Lai Chi Kok Road, Mongkok, Kowloon	370,000	—	—	100	370,000
145.	88 and 92 King Lam Street and 59 and 61 Wing Hong Street, Cheung Sha Wan, Kowloon *(Note (1))*	227,000	—	—	100	227,000
146.	712 Prince Edward Road East and 112 King Fuk Street, San Po Kong, Kowloon *(Note (1))*	340,000	—	—	100	340,000
147.	9-11 Sheung Hei Street, San Po Kong, Kowloon *(Note (1))*	200,000	—	—	100	200,000
148.	1 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	180,000	—	—	70	126,000
149.	52 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	105,000	—	—	100	105,000
150.	78 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	96,000	—	—	100	96,000
151.	Fanling Sheung Shui Town Lot No. 229, Fanling, New Territories	505,000	—	—	100	505,000
152.	Lot No. 1740 in Demarcation District No. 122, Tong Yan San Tsuen, Ping Shan, New Territories	139,000	—	—	100	139,000
153.	A vacant site in Lugard Road, The Peak, Hong Kong	240,000	—	—	100	240,000
154.	Interest attributable to HLD in Yau Tong Marine Lot Nos. 6, 7, 23 and 24 and the Extensions thereto, Yau Tong Marine Lot Nos. 8, 9, 10, 11 and 38, Yau Tong, Kowloon	530,200	—	—	100	530,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
155.	Interest attributable to HLD in various agricultural and building lots in Yuen Long, New Territories	5,843,000	—	—	100	5,843,000
156.	Interest attributable to HLD in various agricultural and building lots in Tai Po, New Territories	513,300	—	—	100	513,300
157.	Interest attributable to HLD in various agricultural and building lots in Tuen Mun, New Territories	1,067,900	—	—	100	1,067,900
158.	Interest attributable to HLD in various agricultural and building lots in North District and Sai Kung, New Territories	1,803,400	—	—	100	1,803,400
159.	Interest attributable to HLD in various agricultural and building lots in Sha Tin, New Territories	1,068,200	—	—	100	1,068,200
1.4	***Held for investment***					
160.	On Loong Commercial Building (Except Office No. 1 on 6th Floor and Office Nos. 1 and 2 on 21st Floor), 276-278 Lockhart Road, Wanchai, Hong Kong *(Note (1))*	103,000	—	—	100	103,000
161.	Golden Centre, 188 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	919,000	—	—	100	919,000
162.	Shopping Arcade including 37 Car Parking Spaces and 14 Lorry Parking Spaces, Citimall, 36-46 Tai Tong Road, 1 Kau Yuk Road, Yuen Long, New Territories *(Note (1))*	1,076,000	—	—	100	1,076,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
163.	Commercial Development on Ground, 1st, 2nd and 3rd Floors, 40 Car Parking Spaces on Basement 1 and 48 Car Parking Spaces and 16 Lorry Parking Spaces on Basement 2, Skyline Plaza, 88 Tai Ho Road, Tsuen Wan, New Territories *(Note (1))*	394,000	—	—	100	394,000
164.	All shops on Ground Floor, Blocks A and B, Sunshine City, 18 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	75,000	—	—	100	75,000
165.	All the shops, Blocks C and D, Sunshine City, 22 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	86,000	—	—	50	43,000
166.	Commercial Development and Communal Areas and 186 Car Parking Spaces, Blocks N, P, Q and R, Sunshine City, 8 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	380,000	—	—	100	380,000
167.	Shopping Arcade (including 2 cinemas and wet market), Car Parking Spaces and Lorry Parking Spaces, Blocks E-H and J-M, Sunshine City, 18 On Luk Road, Ma On Shan, Shatin, New Territories *(Note (1))*	3,723,000	—	—	100 for Car Parks 97.933 for Remainder	3,650,448
168.	Shopping Arcade and 87 Car Parking Spaces, Shatin Plaza, 21-27 Shatin Centre Street, Shatin, New Territories *(Note (1))*	2,670,000	—	—	77.55	2,070,585
169.	ING Tower (formerly known as Aetna Tower), 308 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	1,349,000	—	—	100	1,349,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
170.	Joseph Yen Industrial Building (including private car parking spaces and lorry parking spaces), 24 Lee Chung Street, Chai Wan, Hong Kong *(Note (1))*	56,000	—	—	100	56,000
171.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	—	—	76.96	519,557
172.	Shops on Ground, 1st, 2nd and 3rd Floors of Commercial Development, (excluding Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and the previous Food Plaza on 2nd Floor), Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	1,000,000	—	—	100	1,000,000
173.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	—	—	74	18,500
174.	All Shops and Food Plaza on Ground Floor and 2 Restaurants on First Floors, Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories *(Note (1))*	133,000	—	—	100	133,000
175.	Commercial Development and 217 Car Parking Spaces, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories *(Note (1))*	754,200	—	—	60	452,520

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
176.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	—	—	65.54	15,074
177.	Tsun Ning Court, 25 La Salle Road, Kowloon Tong, Kowloon *(Note (1))*	116,400	—	—	100	116,400
178.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 to 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	—	—	64.58	93,641
179.	City Landmark I, 68 Chung On Street, Tsuen Wan, New Territories *(Note (1))*	2,440,000	—	—	74.96	1,829,024
180.	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon *(Note (1))*	297,000	—	—	100	297,000
181.	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	288,000	—	—	100	288,000
182.	Commercial Development with 224 Car Parking Spaces and 10 Lorry Parking Spaces, Sunshine Bazaar, The Tolo Place, Sunshine City, 628 Sai Sha Road, Ma On Shan, Shatin, New Territories *(Note (1))*	389,000	—	—	100	389,000
183.	AIA Tower, 183 Electric Road, North Point, Hong Kong *(Note (1))*	2,979,000	—	—	94.56	2,816,942
184.	The whole of 4 Hennessy Road and 6 Queen's Road East (also known as Sincere Insurance Building West Wing), 2nd, 7th, 11th, 12th, 16th and 18th Floors and the Portion of the Roof of Sincere Insurance Building East Wing, 6 Hennessy Road and 8-10 Queen's Road East, Wanchai, Hong Kong *(Note (1))*	180,000	—	—	100	180,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
185.	Everglory Centre, 1B-1C Kimberley Street, Tsimshatsui, Kowloon *(Note (1))*	105,000	—	—	100	105,000
186.	Commercial Development, Dawning Views, 23 Yat Ming Road, Fanling, New Territories *(Note (1))*	258,000	—	—	100	258,000
187.	Shop Nos. 1 to 29 on Ground Floor, Shop Nos. 1 to 13 and Restaurant on 1st Floor, La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories *(Note (1))*	114,000	—	—	100	114,000
188.	248 Queen's Road East (formerly known as MLC Tower or CEF Life Tower), Wanchai, Hong Kong *(Note (1))*	2,098,000	—	—	17.13	359,387
189.	Dragon Centre, 79 Wing Hong Street and 108-110 King Lam Street, Cheung Sha Wan, Kowloon *(Note (1))*	475,000	—	—	100	475,000
190.	Commercial Development, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories *(Note (1))*	1,351,000	—	—	100	1,351,000
191.	Commercial Development, Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories *(Note (1))*	5,151,000	—	—	100	5,151,000
192.	235-237 Wing Lok Street and 75 Bonham Strand West, Sheung Wan, Hong Kong *(Note (1))*	163,000	—	—	100	163,000
193.	579 Nathan Road, Mongkok, Kowloon *(Note (1))*	257,000	—	—	100	257,000
194.	The Club on Lower and Upper Ground Floors, Floral Tower, 1-9 Mosque Street (also known as 22 Robinson Road), Mid-Levels, Hong Kong *(Note (1))*	6,300	—	—	100	6,300
195.	4 residential units and 5 car parking spaces in Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong *(Note (1))*	26,000	—	—	100	26,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
196.	Newton Inn, 76-92 Chun Yeung Street, North Point, Hong Kong *(Note (1))*	502,000	—	—	100	502,000
197.	31 garden houses in Casa Marina I, 28 Lo Fai Road, Tai Po, New Territories *(Note (1))*	550,000	—	—	100	550,000
198.	36 garden houses in Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories *(Note (1))*	507,000	—	—	100	507,000
199.	Yue Fai Commercial Centre (except Units 1 to 3 on Ground Floor, 1, 2 and 6 on 2nd Floor, the whole of 5th and 6th Floors, Unit 5 on 8th Floor, Unit 5 on 10th Floor, Units 1, 2 and 5 on 13th Floor, Unit 6 on 17th Floor, Unit 2 on 20th Floor and Unit 3 on 25th Floor), 208 Aberdeen Main Road, Aberdeen, Hong Kong *(Note (1))*	118,000	—	—	100	118,000
200.	Excellent Court, 19 Cheong Lok Street, Yaumatei, Kowloon *(Note (1))*	235,200	—	—	16.7	39,278
201.	Portion of sea view villas (Phase I) held for investment, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	5,848,400	—	—	90.1	5,269,408
202.	Shop on Basement, Shops Nos. 1 to 14 on Ground Floor, Shops on the 1st and 2nd Floor and 72 Private Car Parking Spaces, 3 Lorry Parking Spaces and 11 Motor Cycle Parking Spaces, Paradise Square, 3 Kwong Wa Street, Yaumatei, Kowloon *(Note (1))*	110,300	—	—	100	110,300
203.	Interest attributable to HLD in Opulence Height, 40-52B Castle Peak Road, Yuen Long, New Territories *(Note (1))*	54,700	—	—	100	54,700

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
204.	Library and Adjacent Spaces on Block A and Nursery and Adjacent Spaces on Block B on Level 3, Greenwood Garden, 7-11 Sha Kok Street, Shatin, New Territories *(Note (1))*	3,600	—	—	100	3,600
205.	The Shopping Centre, Club, 303 pontoons, 75 hardstand spaces and 377 car parking spaces, Marina Cove, Hebe Haven, Sai Kung, New Territories *(Note (1))*	287,000	—	—	40	114,800
206.	Garage (Carparks on Level 4 and Level 5), The Grand Panorama, 10 Robinson Road, Mid-Levels, Hong Kong *(Note (1))*	75,000	—	—	50	37,500
207.	Commercial Accommodation and 377 Car Parking Spaces, Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	855,000	—	—	24.59	210,245
208.	The International Finance Centre (IFC) Complex, (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street and 8 Finance Street, Central, Hong Kong	27,716,000	—	—	15.93 for Car Parks 32.5 for Remainder	8,940,592
209.	Various parking spaces at Section H and the Remaining Portion of Section A of Quarry Bay Inland Lot No.8, Quarry Bay, Hong Kong	4,800	—	—	50	2,400
210.	4th, 18th, 20th and 32nd Floors, 9 Queen's Road Central, Hong Kong *(Note (1))*	705,000	—	—	100	705,000
211.	Commercial Development at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories *(Note (1))*	92,100	—	—	100	92,100

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.5	***Held and occupied***					
212.	12th Floor, Bangkok Bank Building, 28 Des Voeux Road Central and 27 Chiu Lung Street, Central, Hong Kong *(Note (1))*	11,600	—	—	100	11,600
213.	The whole of 4th and 6th Floors, Office Nos. 701, 702, 704 and 705 on 7th Floor, Portion A of Office No. 805 and Office No. 806 on 8th Floor and Office Nos. 1201 to 1205 on 12th Floor, World-wide House, 19 Des Voeux Road Central, Hong Kong *(Note (1))*	650,000	—	—	100	650,000
214.	Car Park A, 1st Floor, Kingsland Court, 66B-C Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
1.6	***Property interests leased***					
215.	36 property interests leased to HLD in Hong Kong	No commercial value	—	—	—	No commercial value
216.	2 property interests leased to Henderson China Holdings Limited in Hong Kong	No commercial value	—	—	—	No commercial value
1.7	***Miscellaneous property interests***					
217.	The Space being the existing staircase adjoining the premises known as 48 Fort Street, Sunshine Mansion, 42-46A Fort Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
218.	The Entrance Lobbies on Ground Floor and space or spaces underneath the staircases except those parts required for access to upper floors, store room and other rooms on any unit; the surface of any walls other than the surface within the unit and the canopy on 1st Floor and Roof, Wai Yip Building, 82-88A Wai Ching Street, Yaumatei, Kowloon	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
219.	Common Area on Ground Floor to 4th Floor, Kin On Building, 163-173 Camp Street, Shamshuipo, Kowloon	No commercial value	—	—	—	No commercial value
220.	Spaces and Playground on 2nd Floor, Man Bo Building, 2 Tsing Hoi Circuit, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
221.	Space on Ground Floor, Golden Mansion, 44-56 Bulkeley Street, Hunghom, Kowloon	No commercial value	—	—	—	No commercial value
222.	Reserved Areas, Lee Bo Building, 3 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
223.	The Remaining Area of Ground Floor and 1st Floor, Lai Bo Building, 2 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
224.	The Remaining Parts of the Podium Roof on 2nd Level, Kar Wah Building, 11-17 Castle Peak Road San Hui, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
225.	Remaining Area of Car Park Floor of Man Lee Industrial Building, 13 Kin Hong Street, Kwai Chung, New Territories	No commercial value	—	—	—	No commercial value
226.	Common Areas and Common Amenities and Facilities, Scenery Garden, 21-29 Sui Wo Road, Shatin, New Territories	No commercial value	—	—	—	No commercial value
227.	Portion of Lots, Fu King Court, 18-24 Ching Wah Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
228.	The management shares, Fu Shing Building, 9 Sai Ching Street, Yuen Long, New Territories	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
2.	**Properties interests in the PRC**					
2.1	***Held for sale***					
229.	Various domestic units at Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province	1,900	—	—	100	1,900
230.	Remaining portions of State Apartments & Office Towers, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	303,090	—	—	75	227,318
231.	Remaining portions of Unicom International Tower, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	150,500	—	—	37.5	56,438
232.	Remaining portions of Residential Tower and Office/Residential Tower, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	9,480	—	—	49	4,645
233.	Remaining portions of Residential Tower of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	1,015	—	—	100	1,015
234.	Remaining portions of Residential Towers, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	14,620	—	—	100	14,620

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
2.2	*Held under development*					
235.	The proposed Jingao Centre, No. 2 Guandongdian Street South, South of Chaoyang Road, Chaoyang District, Beijing	1,152,000	—	—	100	1,152,000
236.	Lot No. 130-2 Tianmu Road West, Junction of Tianmu Road West and Hengfeng Road, Zhabei District, Shanghai	272,000	—	—	100	272,000
237.	No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	80	No commercial value (see Note (3))
2.3	*Held for future development*					
238.	Lot No. 146(A)-3 Tianmu Road West, Junction of Hengfeng Road and Puji Road, Zhabei District, Shanghai	208,200	—	—	100	208,200
239.	Lot Nos. 147-2 and 147-3 Tianmu Road West, Junction of Hengfeng Road and Yutong Road, Zhabei District, Shanghai	194,300	—	—	100	194,300
240.	Lot Nos. 406-2, 406-3 and 406-4 Tianmu Road West, Hengfeng Road, Zhabei District, Shanghai	492,500	—	—	60	295,500
241.	Lot No. 688, Nanjing Road West, Jingan District, Shanghai	810,400	—	—	85	688,840
242.	Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	95	No commercial value (see Note (3))

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
243.	Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
244.	River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	68.4	No commercial value (see Note (3))
245.	River Pearl Plaza Block B, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	276,000	—	—	62	171,120
246.	River Pearl Plaza Block C, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	220,000	—	—	72	158,400
247.	Site on the Huadi Section Fangcun Avenue (formerly known as Fangcun Gongye Avenue), Fangcun District, Guangzhou, Guangdong Province	787,000	—	—	100	787,000
248.	Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
249.	Dongguan Hengjun Plaza, East of Guantai Road, Dongguan, Guangdong Province	49,700	—	—	70	34,790
2.4	***Held for investment***					
250.	The attributable interest of Boham Estate (Shenzhen) Co., Ltd. (as advised, that is 50%) in Levels 1 and 2 of Commercial Podium, Basement Mezzanine Level and Basement Level, Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province *(Note (1))*	45,000	—	—	100	45,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
251.	Commercial Podium and Car Parks, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	1,965,000	—	—	75	1,473,750
252.	Units 518 and 519, Office Tower 3, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	4,550	—	—	100	4,550
253.	Commercial Podium and Car Parks, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	525,700	—	—	37.5	197,138
254.	Commercial Podium and Car Parks, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	81,000	—	—	49	39,690
255.	Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
256.	Remaining portions of Commercial Podium of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	24,300	—	—	100	24,300
257.	Commercial Podium and Car Parks, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	938,000	—	—	100	938,000
2.5	***Held and occupied***					
258.	Property interests held by Mengyin, Xinhua Stone Co., Ltd.	1,060	—	—	32	339
259.	Apartment No. 7-6-7 on Level 2, Block 6-31, District 7 (Lilac Garden), Legend Garden Villas, 89 Capital Airport Road, Chaoyang District, Beijing	1,700	—	—	75	1,275

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
260.	Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
261.	Property erected on No. 2 Jingang North Avenue, Nansha Town, Panyu District, Guangzhou, Guangdong Province	No commercial value	—	—	25	No commercial value
2.6	*Property interests leased*					
262.	16 property interests leased to HLD in the PRC	No commercial value	—	—	—	No commercial value
	Sub-total of Section (A):					**86,736,456**
(B)	**HIL**					
1.	**The Hong Kong and China Gas Company Limited ("Hong Kong China Gas")**					
1.1	**Property interests in Hong Kong**					
1.1.1	***Held for sale***					
263.	Various houses, units and parking spaces at King's Park Hill, Homantin, Kowloon	918,000	16.9065	155,202	12.4229	114,042
264.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	18.785	1,033,739	13.8032	759,590
1.1.2	***Held under development***					
265.	The interest attributable to Hong Kong China Gas in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	4,049,860	37.57	1,521,532	27.6064	1,118,021
1.1.3	***Held for future development***					
266.	161-167 Yeung Uk Road, Lot No. 484 in Demarcation District No. 443, Tsuen Wan, New Territories	50,000	37.57	18,785	27.6064	13,803

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.1.4	***Held for investment***					
267.	The International Finance Centre (IFC) Complex (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street, and 8 Finance Street, Central, Hong Kong	27,716,000	2.7614 for Car Parks 5.6355 for Remainder	1,550,295	2.0291 for Car Parks 4.141 for Remainder	1,139,166
268.	Factories A, B and C, Store Room A, and Car Parking Spaces 78 to 81 on 3rd Floor, Block II, Kin Ho Industrial Building, 14-24 Au Pui Wan Street, Fotan, Shatin, New Territories	11,000	37.57	4,133	27.6064	3,037
1.1.5	***Held and occupied***					
269.	363 Java Road, North Point, Hong Kong	734,000	37.57	275,764	27.6064	202,631
270.	The Ma Tau Kok North site at 100 To Kwa Wan Road, Kowloon Inland Lot No. 10311, Tokwawan, Kowloon	970,000	37.57	364,429	27.6064	267,782
271.	Tai Po Town Lot No. 46 (together with the benefit of a wayleave to a mooring system at Tolo Harbour), Tai Po, New Territories	463,000	37.57	173,949	27.6064	127,818
272.	The Remaining Portion of Section E of Lot No. 3723 in Demarcation District No. 104, Yuen Long, New Territories	28,000	37.57	10,520	27.6064	7,730
1.1.6	***Property interests leased***					
273.	34 property interests leased to Hong Kong China Gas in Hong Kong	No commercial value	—	No commercial value	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.2	**Property interests in the PRC**					
1.2.1	***Held and occupied***					
274.	House Nos. A98, A100 and A102, 11th Street, Clifford Estate, Zhongcun Town, Panyu District, Guangzhou, Guangdong Province	1,476	37.57	555	27.6064	407
275.	Unit 203 of No. 9, Unit 203 of No. 11, Unit 202 of No. 6 and Unit 204 of No. 1 Zhifu Street, Beverly Hill, Fu Wan South Road, Dong District, Zhongshan, Guangdong Province	978	37.57	367	27.6064	270
2.	**Miramar Hotel and Investment Company, Limited ("Miramar")**					
2.1	**Property interests in Hong Kong**					
2.1.1	***Held for investment***					
276.	Hotel Miramar, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon *(Note (2))*	2,227,000	44.21	984,557	32.4855	723,452
277.	Miramar Tower and Miramar Shopping Centre (including Knutsford Step), 132 Nathan Road and 1 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	6,010,000	44.21	2,657,021	32.4855	1,952,379
278.	First Floor, Champagne Court, 16 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	24,000	44.21	10,610	32.4855	7,797
279.	Shops 10, 11 and 12 on Ground Floor, Kam Tong Building, 12-14 and 18-34 Mok Cheong Street, 68 and 70 Pak Tai Street, Tokwawan, Kowloon *(Note (2))*	13,000	41.7519	5,428	30.6793	3,988
280.	Ground Floor, Fuk Wo Industrial Building, 5 Sheung Hei Street, San Po Kong, Kowloon *(Note (2))*	5,300	44.21	2,343	32.4855	1,722

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
281.	The Whole Flats on 1st and 2nd Floors, the Roof and the External Wall of 5th to 20th Floors (inclusive), Winner House, 310 King's Road, North Point, Hong Kong *(Note (2))*	42,000	44.21	18,568	32.4855	13,644
282.	Basement, South China Building, 1 Wyndham Street, Central, Hong Kong *(Note (2))*	53,000	44.21	23,431	32.4855	17,217
283.	No. 6 Knutsford Terrace, Tsim Sha Tsui, Kowloon *(Note (2))*	125,000	44.21	55,263	32.4855	40,607
2.1.2	***Held and occupied***					
284.	Car Parking Spaces 1, 2, 5, 6, 7, 8, 9, 11, 13, 14, 15, 23, 24 and 26, Chi Lan Yuen, 173 Argyle Street, Mongkok, Kowloon	2,800	44.21	1,238	32.4855	910
285.	3rd Floor, 47 and 49 Sa Po Road, Kowloon City, Kowloon	2,300	44.21	1,017	32.4855	747
286.	Factory Unit Nos. 2101 to 2108 on 21st Floor and Vehicle Parking Spaces 20 and 102 on First Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories	7,300	44.21	3,227	32.4855	2,371
287.	Portion A3 on 13th Floor, United Mansion, 37E-37H and 37J-37K Jordan Road and 95-103 Shanghai Street, Yaumatei, Kowloon	1,300	44.21	575	32.4855	422
288.	Apartment A on 1st Level of Beach Chalet No. 5 of The Sea Ranch, Lantau Island, New Territories	1,000	44.21	442	32.4855	325

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
289.	Commercial Units or Portion on Ground Floor, Bedford Gardens, 151-173 Tin Hau Temple Road, North Point, Hong Kong	6,000	44.21	2,653	32.4855	1,949
2.1.3	***Property interests leased***					
290.	9 property interests leased to Miramar in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
2.2	**Property interests in the PRC**					
2.2.1	***Held for investment***					
291.	Level 1, portion of Zones A & B on Level 2 and Basement 1 of podium, Shang-Mira Garden, Lot No. 1770, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	189,800	22.7063	43,097	16.6846	31,667
292.	21 residential units on Levels 4 to 6 of Maple Court (Block B) and Car Park Nos. 118-125, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	34,355	44.21	15,188	32.4855	11,160
293.	35 residential units on Levels 7 to 15 of Maple Court (Block B) and Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	57,373	44.21	25,365	32.4855	18,638
294.	3 residential units on Level 10 of Maple Court (Block B) and Car Park Nos. 103, 104 and 107, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	5,488	44.21	2,426	32.4855	1,783

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
295.	2 residential units on Level 14 of Maple Court (Block B) and Car Park No. 94. Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	3,749	44.21	1,657	32.4855	1,218
296.	19 residential units on Levels 15 to 18 of Maple Court (Block B) and Car Park Nos. 82, 84, 85, 87 and 89 to 91, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	32,506	44.21	14,371	32.4855	10,560
297.	Residential unit H on Level 5 of Cypress Court (Block A) and 81 car parks in Shang-Mira Garden, Nos. 11 and 12, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	15,940	22.7063	3,619	16.6846	2,660
298.	Portion B of Basement, Portions of Level 1, Portions of Level 2 and the whole of Level 3 in Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	52,502	30.947	16,248	22.7399	11,939
299.	32 units in Lucky Court, Guang Fat Gardens, No. 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	16,649	30.947	5,152	22.7399	3,786
300.	7 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496-500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	4,322	30.947	1,338	22.7399	983

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
301.	Portion of Level 1 in Miramar Shopping Arcade, 2 units in Lucky Court and 5 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496, 498 and 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	5,225	21.6629	1,132	15.9179	832
302.	Level 4, Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	26,200	44.21	11,583	32.4855	8,511
303.	Shop Unit No. 402 on Level 4, Yue Wah Plaza, No. 59 Zhongshan 2nd Road, Zhongshan, Guangdong Province *(Note (2))*	4,700	44.21	2,078	32.4855	1,527
2.2.2	***Held and occupied***					
304.	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone, Shenzhen, Guangdong Province	375	44.21	166	32.4855	122
305.	Flat Nos. 403 and 503, Block 1, Jinghua Apartment, 24 Jianguomenwai Avenue, Chaoyang District, Beijing	2,370	44.21	1,048	32.4855	770
2.2.3	***Property interests leased***					
306.	3 property interests leased to Miramar in the PRC	No commercial value	—	No commercial value	—	No commercial value
2.3	**Property interest in the USA**					
2.3.1	***Held for sale***					
307.	Lots 29A and B, Lots 30C, D and E, Lots 27C, 3B-1 and 3B-2, Village 9, Units 1-4 Residential Lots, Lincoln, Placer County, California, the USA	801,138	38.9048	311,681	28.5872	229,023

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
3.	**Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")**					
3.1	**Property interests in Hong Kong**					
3.1.1	***Held for sale***					
308.	Various residential units and parking spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	855,600	15.665	134,030	11.5106	98,485
3.1.2	***Held for future development***					
309.	Kowloon Inland Lot No. 11159, 220 and 222 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	965,000	31.33	302,335	23.0213	222,156
310.	43-51A Tong Mi Road, Tai Kok Tsui, Kowloon	275,000	31.33	86,158	23.0213	63,309
311.	6 Cho Yuen Street, Yau Tong, Kowloon *(Note (1))*	515,000	31.33	161,350	23.0213	118,560
3.1.3	***Held for investment***					
312.	Commercial Developments including Advertising Panels of Phases I and II, and Commercial Parking Spaces and Loading and Unloading Spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon *(Note (1))*	638,000	31.33	199,885	23.0213	146,876
313.	The interest attributable to Hong Kong Ferry in Silvermine Beach Hotel and various agricultural and building lots in Demarcation District No. 2, Mui Wo, Lantau Island, New Territories	66,050	31.33	20,693	23.0213	15,206
314.	House Nos. B9, B14, B15, and B96 together with Car Parking Space Nos. 9, 14, 15 and 116, Leyburn Villas, Cheung Sha, Lantau Island, New Territories *(Note (1))*	15,000	31.33	4,700	23.0213	3,453

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
315.	Section A and the Remaining Portion of Lot No. 3039, and Lot No. 3042 in Demarcation District No. 124, Hung Shui Kiu, Tuen Mun, New Territories *(Note (1))*	6,500	31.33	2,036	23.0213	1,496
3.1.4	***Held and occupied***					
316.	The shipyard at 98 Tam Kon Shan Road, Tsing Yi Town Lot No. 102, Tsing Yi, New Territories	84,000	31.33	26,317	23.0213	19,338
3.1.5	***Property interests leased***					
317.	14 property interests in Hong Kong and 1 property interest in Macau leased to Hong Kong Ferry	No commercial value	—	No commercial value	—	No commercial value
4.	**Other members in the HIL Group**					
4.1	**Property interests in Hong Kong**					
4.1.1	***Held for sale***					
318.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Units 1 on 10th and 13th Floors, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon	160,000	100	160,000	73.48	117,568
319.	Interest attributable to HIL in Java Road 108 Commercial Centre, 108 Java Road, North Point, Hong Kong	44,400	100	44,400	73.48	32,625
320.	A domestic unit in Castle Road, Mid-Levels, Hong Kong	17,750	100	17,750	73.48	13,043
321.	A unit in Castle Road, Mid-Levels, Hong Kong	15,550	100	15,550	73.48	11,426
322.	Various units in MacDonnell Road, Mid-Levels, Hong Kong	7,200	100	7,200	73.48	5,291

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
323.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	100	4,000	73.48	2,939
324.	A shop in Seymour Road, Mid-Levels, Hong Kong	16,700	100	16,700	73.48	12,271
325.	604 Shanghai Street, Mongkok, Kowloon	15,000	100	15,000	73.48	11,022
326.	A domestic unit in Yin Chong Street, Mongkok, Kowloon	1,000	100	1,000	73.48	735
327.	A factory unit in Wang Lung Street, Tsuen Wan, New Territories	4,000	100	4,000	73.48	2,939
328.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong	1,800	100	1,800	73.48	1,323
329.	102 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-Levels, Hong Kong	25,500	100	25,500	73.48	18,737
330.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Space Nos. 1 to 11 on Ground Floor, Car Parking Space Nos. 1 to 17 on 1st Floor, Car Parking Space Nos. 6, 11, 13, 16 and 19 on 2nd Floor, Car Parking Space Nos. 2, 3, 7 and 19 on 3rd Floor, Car Parking Space Nos. 8 to 13 and 19 on 4th Floor and Car Parking Space Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-Levels, Hong Kong	27,700	100	27,700	73.48	20,354
331.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Space Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-Levels, Hong Kong	19,500	100	19,500	73.48	14,329

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
332.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Space Nos. 7 and 7A, 8 and 8A, 15, 17 and 19 on Ground Floor, Car Parking Space Nos. 31 and 36 on 1st Lower Ground Floor and Car Parking Space Nos. 42 to 44, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong	50,000	100	50,000	73.48	36,740
333.	4 shop units, 21 domestic units and 4 duplex units, 65 car parking spaces and 6 motor cycle spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	0.49	1,689	0.3601	1,241
334.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong	400	100	400	73.48	294
335.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong	2,540	100	2,540	73.48	1,866
336.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon	6,000	100	6,000	73.48	4,409
337.	Shop No. 19 on Ground Floor and the yard appertaining thereto and 21% attributable interest of the whole of 1st and 2nd Floors, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	20,000	75	15,000	55.11	11,022
338.	Shop No. 15 on 1st Floor, Shop Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon	1,100	100	1,100	73.48	808

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
339.	Units 1 to 11 on 18th Floor, New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	17,700	100	17,700	73.48	13,006
340.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories	517,700	9.1288	47,260	6.7078	34,726
341.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	7,400	100	7,400	73.48	5,438
342.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	19,600	100	19,600	73.48	14,402
343.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories	5,100	100	5,100	73.48	3,747
344.	27 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	3,510	100	3,510	73.48	2,579
345.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories	2,700	100	2,700	73.48	1,984
346.	Unit 4 on 14th Floor, Chit Lee Commercial Building, 30-36 Shaukeiwan Road, Shau Kei Wan, Hong Kong	470	100	470	73.48	345
347.	Shop 14A on Level 1, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	68	100	68	73.48	50

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
4.1.2	*Held for investment*					
348.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories *(Note (1))*	1,779,000	100	1,779,000	73.48	1,307,209
349.	Shop units on Levels One to Three of the Shopping Podiums of North and South Wings, the external walls of the podium and Car Parking Space Nos. 1 to 78 on Basement and Bicycle Parking Space Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories *(Note (1))*	1,256,000	100	1,256,000	73.48	922,909
350.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon *(Note (1))*	2,099,000	33.333	699,660	24.4931	514,110
351.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong *(Note (1))*	792,000	100	792,000	73.48	581,962
352.	Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and a Portion of Shop area on Second Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	282,000	100	282,000	73.48	207,214
353.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories *(Note (1))*	98,700	100	98,700	73.48	72,525

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
354.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	23.04	155,543	16.9298	114,293
355.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	26	6,500	19.1048	4,776
356.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	19.48	4,480	14.3139	3,292
357.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon *(Note (1))*	666,000	100	666,000	73.48	489,377
358.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon *(Note (1))*	226,800	100	226,800	73.48	166,653
359.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong *(Note (1))*	543,000	100	543,000	73.48	398,996
360.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 and 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	35.42	51,359	26.0266	37,739
361.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon *(Note (1))*	285,800	100	285,800	73.48	210,006
362.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon *(Note (1))*	135,300	100	135,300	73.48	99,418

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
4.1.3	*Held and occupied*					
363.	Units 1, 2, 3, 4 and 5 on 16th, 17th, 18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon	49,600	73.4514	36,432	53.9721	26,770
364.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon	17,900	73.4514	13,148	53.9721	9,661
4.1.4	*Property interests leased*					
365.	15 property interests leased to other members in the HIL Group in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
4.2	**Property interests in the PRC**					
4.2.1	*Held and occupied*					
366.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province	490	100	490	73.48	360
	Sub-total of Section (B):			**17,842,145**		**13,110,414**
	Grand Total (Section A & Section B):			**17,842,145**		**99,846,870**

Note (1): Property Nos. 106-108, 145-150, 160-206, 210-213, 250, 311, 312, 314, 315 and 348-362 have been valued at a total amount of HK$51,292,500,000 as at 30 June 2005.

Note (2): Property Nos. 276-283 and 291-303 have been valued at a total amount of HK$9,001,070,000 as at 30 September 2005.

Note (3): No capital value has been included in the Summary of Valuation or the Valuation Certificate for the following property interests because the respective Certificates for the Use of State-owned Land have not yet been obtained. However, in the Valuation Certificate, we have stated in the notes to each of such property interests that on the assumption that the respective Certificates for the Use of State-owned Land for such property interests had been obtained, the market values as at 31 October 2005 for such property interests would be:

Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
	HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province (No. 237)	330,850	—	—	80	264,680
Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province (No. 242)	310,000	—	—	95	294,500
Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province (No. 243)	196,000	—	—	100	196,000
River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 244)	300,000	—	—	68.4	205,200
Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 248)	310,000	—	—	100	310,000
Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai (No. 255)	1,540,000	—	—	100	1,540,000
Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province (No. 260)	750	—	—	100	750

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HIL Group has been supplied by the HIL Directors. The issue of this document has been approved by the HIL Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HLD Group but excluding the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HLD Group but excluding the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than those relating to the HLD Group but excluding the HIL Group) misleading.

2. MARKET PRICES

The HIL Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HIL Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	**Price per HIL Share**
	HK$
31 May 2005	10.90
30 June 2005	10.70
29 July 2005	11.25
31 August 2005	10.80
30 September 2005	11.05
31 October 2005	10.80
Last Trading Date	10.65
30 November 2005	13.05
Latest Practicable Date	14.00

The lowest and highest closing prices per HIL Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$10.45 on 25 and 26 May 2005 and HK$14.00 on 16 December 2005 and the Latest Practicable Date.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from 9 November 2005 to the Latest Practicable Date, both dates inclusive; the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive; and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "HLD Shareholdings" means the HLD Shares and any other equity share capital of HLD, securities of HLD which carry substantially the same rights as the HLD Shares, and convertible securities, warrants, options and derivatives in respect of any of them; and "HIL Shareholdings" means the HIL Shares and any other securities of HIL which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) Holdings, interests and dealings in HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HIL did not own any HLD Shareholdings and did not deal for value in any HLD Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HIL Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lee King Yue	3	1,001,739	—	—	—	1,001,739	0.04
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00

Notes:

1. Of these HIL Shares, Lee Shau Kee was the beneficial owner of 34,779,936 HIL Shares, and for the remaining 2,075,859,007 HIL Shares, (i) 802,854,200 HIL Shares, 602,168,418 HIL Shares, 363,328,900 HIL Shares, 217,250,000 HIL Shares and 84,642,341 HIL Shares were respectively owned by Banshing, Markshing, Covite, Gainwise and Darnman, all of which were wholly-owned subsidiaries of Kingslee S.A., which in turn was 100% held by HLD, which in turn was 61.87% held by Henderson Development; and (ii) 5,615,148 HIL Shares were owned by Fu Sang. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Lee Shau Kee. Lee Shau Kee was taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HIL Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lee King Yue was the beneficial owner of these HIL Shares.

4. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HIL Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HIL Directors had dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HIL Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
Lee Tat Man	2	498,000	—	—	—	498,000	0.03
Lee King Yue	3	42,900	—	19,800	—	62,700	0.00
Ho Wing Fun	4	100	—	—	—	100	0.00
Lau Chi Keung	5	2,200	—	—	—	2,200	0.00
Jackson Woo Ka Biu	6	—	2,000	—	—	2,000	0.00

Notes:

1. Of these HLD Shares, (i) 570,743,800 HLD Shares were owned by Henderson Development; (ii) 7,962,100 HLD Shares were owned by Sandra Investment Limited, which was a wholly-owned subsidiary of Henderson Development; (iii) 145,090,000 HLD Shares were owned by Cameron Enterprise Inc.; 222,045,300 HLD Shares were owned by Believegood Limited, which was wholly-owned by South Base Limited; 61,302,000 HLD Shares were owned by Prosglass Investment Limited, which was wholly-owned by Jayasia Investments Limited; 55,000,000 HLD Shares were owned by Fancy Eye Limited, which was wholly-owned by Mei Yu Ltd.; 55,000,000 HLD Shares were owned by Spreadral Limited, which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited, which in turn was 100% held by Henderson Development; (iv) 5,602,600 HLD Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of Hong Kong China Gas, which was 37.62% held by HIL. HIL was 73.48% held by HLD, which in turn was 61.87% held by Henderson Development; and (v) 192,500 HLD Shares were owned by Fu Sang. Lee Shau Kee was taken to be interested in Henderson Development and Fu Sang as set out in Note 1 to paragraph (a)(ii) in this Section 3, and Hong Kong China Gas and HLD by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust (as defined in Note 1 to paragraph (a)(ii) in this Section 3), Lee Ka Kit and Lee Ka Shing were taken to be interested in these HLD Shares by virtue of the SFO. As director of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HLD Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Of these HLD Shares, Lee King Yue was the beneficial owner of 42,900 HLD Shares and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited, which was 50% each owned by each of Lee King Yue and his wife, Yang Hsueh Chin.

4. Ho Wing Fun was the beneficial owner of these HLD Shares.

5. Lau Chi Keung was the beneficial owner of these HLD Shares.

6. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HIL Directors had any interest in HLD Shareholdings as at the Latest Practicable Date and none of the HIL Directors dealt for value in any HLD Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, neither Platinum nor any member of its group owned or controlled any HIL Shareholdings or HLD Shareholdings or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(v) As at the Latest Practicable Date, no subsidiary of HIL, pension fund of HIL or of any subsidiary of HIL, or any adviser to HIL as specified in class (2) of the definition of "associate" in the Takeovers Code (but excluding exempt principal traders) owned or controlled any HIL Shareholdings or HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(vi) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and HIL or any person who is an associate of HIL by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code.

(vii) As at the Latest Practicable Date, no interest in HIL Shareholdings or HLD Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HIL and no such fund manager dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(b) **Other interests**

As at the Latest Practicable Date:

(i) no benefit was to be given to any HIL Director as compensation for loss of office or otherwise in connection with the Proposal;

(ii) no agreement or arrangement existed between any HIL Director and any other person which was conditional on or dependent upon the outcome of the Proposal or otherwise connected with the Proposal;

(iii) no material contract had been entered into by HLD in which any HIL Director has a material personal interest; and

(iv) none of the HIL Directors had a service contract in force with HIL or any of the subsidiaries or associated companies of HIL which (a) (including both continuous and fixed term contracts) had been entered into or amended within six months before the Announcement Date; (b) was a continuous contract with a notice period of twelve months or more; or (c) was a fixed term contract with more than twelve months to run irrespective of the notice period.

4. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HIL nor any of its subsidiaries entered into any contracts which are or may be material, other than in the ordinary course of business carried on or intended to be carried on by the HIL Group.

5. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HIL Group.

6. MISCELLANEOUS

(a) The registered office of HIL is situated at 72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HLD.

(c) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(d) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
Platinum	licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
DTZ	Property valuer
Deloitte Touche Tohmatsu	Certified Public Accountants

8. CONSENTS

Platinum, DTZ and Deloitte Touche Tohmatsu have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions, letters or valuation reports, as the case may be, and the references to their names, opinions, letters or valuation reports in the form and context in which they respectively appear.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HLD Group has been supplied by the HLD Directors. The issue of this document has been approved by the HLD Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document (other than those relating to the HIL Group) misleading.

2. MARKET PRICES

The HLD Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HLD Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	Price per HLD Share *HK$*
31 May 2005	35.50
30 June 2005	37.20
29 July 2005	39.30
31 August 2005	38.70
30 September 2005	38.75
31 October 2005	34.55
Last Trading Date	34.40
30 November 2005	34.30
Latest Practicable Date	36.95

The lowest and highest closing prices per HLD Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$34.10 on 26 May 2005 and HK$41.00 on 4 and 8 August 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the terms the "Offer Period", the "Disclosure Period", "interested", "interests", "HLD Shareholdings" and "HIL Shareholdings" shall have the same meanings respectively set out in Section 3 of Appendix IV to this document.

(a) Holdings, interests and dealings in the HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HLD, through the Controlling Parties, was interested in 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL.

Save as disclosed above, HLD and the Controlling Parties did not have any HIL Shareholdings as at the Latest Practicable Date and did not deal for value in any HIL Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HLD Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lo Tak Shing	3	404,375	—	—	—	404,375	0.01
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Leung Sing	5	150,000	—	—	—	150,000	0.01
Ho Wing Fun	6	1,100	—	—	—	1,100	0.00

Notes:

1. See Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lo Tak Shing was the beneficial owner of these HIL Shares.

4. Lee King Yue was the beneficial owner of these HIL Shares.

5. Leung Sing was the beneficial owner of these HIL Shares.

6. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HLD Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	—	—	1.122.938.300	—	1.122.938.300	61.88
Lee Ka Kit	1	—	—	—	1.122.938.300	1.122.938.300	61.88
Lee Ka Shing	1	—	—	—	1.122.938.300	1.122.938.300	61.88
Li Ning	1	—	1.122.938.300	—	—	1.122.938.300	61.88
Lee Tat Man	2	498.000	—	—	—	498.000	0.03
Lo Tak Shing	3	11.000	—	—	—	11.000	0.00
Lee Pui Ling. Angelina	4	30.000	—	—	—	30.000	0.00
Kan Fook Yee	5	—	24.000	—	—	24.000	0.00
Lee King Yue	6	42.900	—	19.800	—	62.700	0.00
Fung Lee Woon King	7	1.000.000	—	—	—	1.000.000	0.06
Leung Sing	8	85.600	—	—	—	85.600	0.00
Ho Wing Fun	9	100	—	—	—	100	0.00
Jackson Woo Ka Biu	10	—	2.000	—	—	2.000	0.00

Notes:

1. See Note 1 to paragraph (a)(iii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Lo Tak Shing was the beneficial owner of these HLD Shares.

4. Lee Pui Ling. Angelina was the beneficial owner of these HLD Shares.

5. These HLD Shares were owned by Lau May Kwan. the wife of Kan Fook Yee.

6. Lee King Yue was the beneficial owner of 42.900 HLD Shares and the remaining 19.800 HLD Shares were held by Ngan Hei Development Company Limited. which was 50% each owned by each of Lee King Yue and his wife. Yang Hsueh Chin.

7. Fung Lee Woon King was the beneficial owner of these HLD Shares.

8. Leung Sing was the beneficial owner of these HLD Shares.

9. Ho Wing Fun was the beneficial owner of these HLD Shares.

10. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, the Controlling Parties and the Excluded Parties had the following interests in the HIL Shares:

HIL Shareholders	Note	Number of HIL Shares held and nature of interest: Personal Interests	Family Interests	Corporate Interests	Other Interests	Total number and percentage of issued share capital of HIL held: Total	%
Banshing	1	—	—	802,854,200	—	802,854,200	28.50
Markshing	1	—	—	602,168,418	—	602,168,418	21.37
Covite	1	—	—	363,328,900	—	363,328,900	12.90
Gainwise	1	—	—	217,250,000	—	217,250,000	7.71
Darnman	1	—	—	84,642,341	—	84,642,341	3.00
Lee Shau Kee	2	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Fu Sang	3	—	—	5,615,148	—	5,615,148	0.20
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Lee Tat Man	4	6,666	—	—	—	6,666	0.00
Leung Sing	4	150,000	—	—	—	150,000	0.01
Lo Tak Shing	4	404,375	—	—	—	404,375	0.01
Fung Chun Wah	5	1,751,000	—	—	—	1,751,000	0.06
Lam Ko Yu	5	389,000	—	—	—	389,000	0.01
Lee Siu Lun	5	4,897,100	—	—	—	4,897,100	0.18
Tako Assets	6	—	—	3,000,000	—	3,000,000	0.11
Thommen	6	—	—	1,406,000	—	1,406,000	0.05
Members of the CSFB Group	7	—	—	3,612,000	—	3,612,000	0.13

Notes:

1. These Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

Lee Siu Lun, being the brother of Lee Shau Kee, who is an HLD Director, dealt for value in the HIL Shares during the Disclosure Period as follows:

Date	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
	Buy	Sell	Buy price	Sell price
22 June 2005	92,000	—	9.765	—
20 July 2005	76,000	—	9.765	—
1 August 2005	—	103,000	—	11.25
3 August 2005	—	65,000	—	11.70
22 August 2005	40,000	—	9.765	—

The table below shows the dealings for value by Credit Suisse First Boston (Europe) Limited, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	5,706,000	—	10.78	10.78	10.78	—	—	—
18 July 2005	24 July 2005	—	600,000	—	—	—	11.17	11.17	11.17
25 July 2005	31 July 2005	—	1,684,000	—	—	—	11.19	11.21	11.17
1 August 2005	8 August 2005	—	1,327,000	—	—	—	11.69	11.69	11.69

Note: The highest and lowest transaction prices for buying HIL Shares during this period were both HK$10.78. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.69 and HK$11.17 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 August 2005	175,000	—	10.92	10.92	10.92	—	—	—
24 August 2005	180,000	—	10.84	10.84	10.84	—	—	—
25 August 2005	53,000	—	10.89	10.89	10.89	—	—	—
21 September 2005	350,000	—	11.09	11.09	11.09	—	—	—
6 October 2005	180,000	—	10.79	10.79	10.79	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.09 and HK$10.79 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell Price
17 October 2005	26,000	—	10.78	—
18 October 2005	90,000	—	10.67	—
19 October 2005	264,000	—	10.60	—
24 October 2005	76,000	—	10.68	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$10.78 and HK$10.60 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account, in the HIL Shares during the Disclosure Peroid:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	—	300,000	—	—	—	10.70	10.70	10.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.70.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
10 November 2005	—	100,000	—	12.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$12.70.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period: (As at the Latest Practicable Date, CSFB does not hold any HIL Shares for its own account).

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	119,000	—	—	11.65	11.50	—	—	—
16 May 2005	22 May 2005	—	420,000	—	—	—	10.75	10.75	10.75
23 May 2005	29 May 2005	41,000	—	10.40	10.40	10.40	—	—	—
30 May 2005	5 June 2005	—	2,332,000	—	—	—	10.67	10.78	10.60
6 June 2005	12 June 2005	—	816	—	—	—	10.45	10.45	10.45
20 June 2005	26 June 2005	200,000	—	10.95	10.95	10.95	—	—	—
27 June 2005	3 July 2005	100,000	—	10.95	10.95	10.95	—	—	—
4 July 2005	10 July 2005	—	124,000	—	—	—	10.80	10.80	10.80
11 July 2005	17 July 2005	289,000	—	10.89	10.90	10.87	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.65 and HK$10.40 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$10.80 and HK$10.45 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
15 August 2005	69,000	—	11.20	11.20	11.20	—	—	—
17 August 2005	—	620	—	—	—	11.00	11.00	11.00
26 August 2005	—	102,000	—	—	—	11.00	11.00	11.00
6 September 2005	—	241,000	—	—	—	11.10	11.10	11.10
14 September 2005	12,177	62,177	10.80	10.80	10.80	11.10	11.10	11.10
16 September 2005	—	71,000	—	—	—	11.10	11.10	11.10

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.20 and HK$10.80 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.10 and HK$11.00 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
19 October 2005	—	20,000	—	10.55
19 October 2005	—	20,000	—	10.55
19 October 2005	—	30,000	—	10.55

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.55.

Save as disclosed above, none of the Controlling Parties and the Excluded Parties owned or controlled any HIL Shareholdings as at the Latest Practicable Date or dealt for value in HIL Shareholdings during the Disclosure Period.

(v) As at the Latest Practicable Date, the following persons acting in concert with or presumed to be acting in concert with HLD (other than the HLD Directors whose interests and dealings (if any) in the HLD Shares are set out in sub-paragraph (iii) above) owned or controlled the following HLD Shares:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
Name	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Siu Lun	1	10,000	—	—	—	10,000	0.00
Lee Wun Yiu	2	50,000	—	—	—	50,000	0.00
Salina Yang	3	2,000	—	—	—	2,000	0.00
Lau May Kwan	4	24,000	—	—	—	24,000	0.00
Ngan Hei Development Company Limited	5	—	—	19,800	—	19,800	0.00
Yang Hsueh Chin	5	—	—	19,800	—	19,800	0.00
Members of the CSFB Group	6	—	—	19,464,803	—	19,464,803	1.07

Notes:

1. Lee Siu Lun is the brother of Lee Shau Kee, who is an HLD Director. Lee Siu Lun was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

2. Lee Wun Yiu is the sister of Lee Shau Kee, who is an HLD Director. Lee Wun Yiu was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Salina Yang is the wife of Jackson Woo Ka Biu, who is the son of, and an alternate HLD Director to, Woo Po-shing, an HLD Director. Salina Yang was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Jackson Woo Ka Biu described in Note 10 to paragraph (iii) above.

4. Lau May Kwan is the wife of Kan Fook Yee, who is an HLD Director. Lau May Kwan was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Kan Fook Yee described in Note 5 to paragraph (iii) above.

5. Ngan Hei Development Company Limited was 50% each owned by each of Lee King Yue, an HLD Director, and his wife, Yang Hsueh Chin. Ngan Hei Development Company Limited and Yang Hsueh Chin were therefore presumed to be parties acting in concert with HLD under the Takeovers Code and their interests are duplicated in this paragraph (v) and are also duplicated in the corporate interests of Lee King Yue in Note 6 to paragraph (iii) above.

6. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston International and CSFB, all being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	169,000	15,000	35.93	36.20	35.83	36.20	36.20	36.20
16 May 2005	22 May 2005	547,000	561,000	35.02	35.80	34.77	35.06	35.60	34.60
23 May 2005	29 May 2005	567,000	—	34.42	34.70	34.08	—	—	—
30 May 2005	5 June 2005	1,692,000	45,000	35.38	35.90	34.86	35.41	35.57	35.10
6 June 2005	12 June 2005	130,000	48,000	35.40	35.40	35.40	35.10	35.10	35.10
13 June 2005	19 June 2005	325,000	—	35.18	35.50	34.99	—	—	—
20 June 2005	26 June 2005	401,000	300,000	36.49	36.90	35.30	35.32	35.32	35.32
27 June 2005	3 July 2005	2,564,000	50,000	37.06	37.30	36.70	37.20	37.20	37.20
4 July 2005	10 July 2005	321,000	822,000	36.20	36.55	35.65	35.60	36.50	35.59
11 July 2005	17 July 2005	1,745,000	247,000	37.90	38.01	37.22	36.62	38.00	36.00
18 July 2005	24 July 2005	5,798,000	9,000	39.02	39.43	38.20	39.40	39.40	39.40
25 July 2005	31 July 2005	14,016	30,000	39.20	39.20	38.95	39.15	39.15	39.15
1 August 2005	8 August 2005	3,480,500	132,000	40.37	41.00	39.05	40.90	41.05	40.30

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$41.00 and HK$34.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$41.05 and HK$34.60 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 August 2005	—	155,000	—	—	—	40.01	40.01	40.01
10 August 2005	—	228,000	—	—	—	40.34	40.60	40.25
12 August 2005	60,000	195,000	39.57	39.57	39.57	39.52	39.60	39.45
15 August 2005	—	830,000	—	—	—	38.95	38.95	38.85
17 August 2005	505,000	—	39.67	39.95	39.05	—	—	—
18 August 2005	450,000	9,000	39.53	40.05	39.05	39.60	39.60	39.60
19 August 2005	326,000	100,000	39.04	39.35	38.90	39.00	39.00	39.00
24 August 2005	—	169,000	—	—	—	38.01	38.20	37.90
25 August 2005	—	100,000	—	—	—	38.10	38.15	38.05
26 August 2005	—	1,000,000	—	—	—	37.76	37.95	37.70
29 August 2005	—	350,000	—	—	—	37.89	37.95	37.80
31 August 2005	290,000	—	38.62	38.62	38.62	—	—	—
2 September 2005	237,000	—	39.28	39.28	39.28	—	—	—
5 September 2005	510,000	50,000	39.83	39.83	39.83	39.60	39.60	39.60
6 September 2005	329,000	100,000	39.63	39.68	39.30	39.70	39.70	39.70
7 September 2005	55,000	20,000	39.70	39.70	39.70	39.50	39.50	39.50
8 September 2005	92,000	—	39.19	39.30	39.06	—	—	—
9 September 2005	170,000	—	39.07	39.25	39.05	—	—	—
14 September 2005	160,000	—	38.77	38.77	38.77	—	—	—
15 September 2005	160,000	255,000	38.47	38.47	38.47	38.45	38.52	38.40
16 September 2005	—	281,000	—	—	—	38.09	38.20	38.05
20 September 2005	386,000	158,000	38.37	38.52	38.25	38.16	38.40	38.00
21 September 2005	178,000	34,000	38.61	38.61	38.61	38.80	38.80	38.80
22 September 2005	506,000	—	38.43	38.44	38.43	—	—	—
23 September 2005	673,000	510,000	38.04	38.16	38.00	38.11	38.30	38.10
26 September 2005	26,000	—	38.15	38.15	38.15	—	—	—
27 September 2005	223,000	—	38.54	38.59	38.49	—	—	—
28 September 2005	139,500	—	38.30	38.35	38.30	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	590,000	—	38.77	38.77	38.77	—	—	—
3 October 2005	1,000,000	100,000	39.03	39.03	39.03	39.05	39.05	39.05
4 October 2005	925	—	39.10	39.10	39.10	—	—	—
5 October 2005	275,000	1,000	38.35	38.85	38.35	38.40	38.40	38.40
6 October 2005	50,000	28,000	37.75	37.75	37.75	37.85	37.85	37.85
7 October 2005	1,600,000	—	37.08	37.08	37.08	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$40.05 and HK$37.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.60 and HK$37.70 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 October 2005	—	20,000	—	36.98
10 October 2005	100,000	—	36.60	—
12 October 2005	—	126,000	—	36.03
12 October 2005	34,000	—	36.88	—
13 October 2005	—	9,000	—	35.90
13 October 2005	460,000	—	35.85	—
14 October 2005	—	86,000	—	35.56
14 October 2005	750,000	—	35.62	—
14 October 2005	25,000	—	35.52	—
17 October 2005	—	2,000	—	36.35
17 October 2005	—	80,000	—	35.88
17 October 2005	32,000	—	35.76	—
18 October 2005	2,000	—	35.90	—
18 October 2005	—	16,000	—	36.10
18 October 2005	280,000	—	35.85	—
18 October 2005	—	600,000	—	35.95
19 October 2005	—	137,000	—	35.52
19 October 2005	400,000	—	35.55	—
20 October 2005	—	57,000	—	35.61
20 October 2005	—	50,000	—	35.65
20 October 2005	—	50,000	—	35.70
21 October 2005	1,000	—	35.55	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.70	—
21 October 2005	4,000	—	35.65	—
21 October 2005	5,000	—	35.55	—
21 October 2005	5,000	—	35.75	—
21 October 2005	6,000	—	35.55	—
21 October 2005	9,000	—	35.60	—
21 October 2005	12,000	—	35.65	—
21 October 2005	13,000	—	35.65	—
21 October 2005	15,000	—	35.45	—
21 October 2005	19,000	—	35.65	—
21 October 2005	22,000	—	35.45	—
21 October 2005	29,000	—	35.55	—
21 October 2005	30,000	—	35.35	—
21 October 2005	41,000	—	35.30	—
24 October 2005	—	72,000	—	35.11
24 October 2005	154,000	—	35.35	—
25 October 2005	—	5,000	—	35.80
25 October 2005	—	49,000	—	35.65

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
25 October 2005	—	177,000	—	35.70
26 October 2005	50,000	—	35.05	—
27 October 2005	30,000	—	34.78	—
27 October 2005	300,000	—	34.80	—
28 October 2005	—	109,000	—	34.24
28 October 2005	30,000	—	34.15	—
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
28 October 2005	—	1,000,000	—	34.22
31 October 2005	100,000	—	34.60	—
31 October 2005	153,000	—	34.45	—
31 October 2005	—	100,000	—	34.60
31 October 2005	—	100,000	—	34.60
1 November 2005	26,000	—	34.78	—
1 November 2005	—	2,411,000	—	34.78
2 November 2005	—	600	—	35.00
2 November 2005	50,000	—	34.56	—
2 November 2005	100,000	—	34.55	—
2 November 2005	—	1,189,000	—	34.61
2 November 2005	—	1,000,000	—	34.57
2 November 2005	50,000	—	34.35	—
3 November 2005	—	46,000	—	34.75
3 November 2005	—	50,000	—	34.90
3 November 2005	—	50,000	—	34.95
3 November 2005	—	50,000	—	34.95
3 November 2005	—	59,000	—	34.85
3 November 2005	70,000	—	34.60	—
3 November 2005	—	100,000	—	34.70
3 November 2005	—	100,000	—	34.75
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.85
3 November 2005	—	110,000	—	34.70
3 November 2005	2,084	—	34.85	—
3 November 2005	—	2,084	—	34.25
3 November 2005	—	30,000	—	35.00
3 November 2005	—	100,000	—	34.80
3 November 2005	—	50,000	—	35.05
4 November 2005	—	11,000	—	34.50
4 November 2005	30,000	—	34.45	—
4 November 2005	80,000	—	34.35	—
4 November 2005	100,000	—	34.55	—
4 November 2005	100,000	—	34.60	—
10 November 2005	—	50,000	—	33.90

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 November 2005	50,000	—	34.20	—
10 November 2005	490,000	—	33.98	—
11 November 2005	60,000	—	34.84	—
11 November 2005	90,000	—	34.60	—
14 November 2005	70,000	—	35.11	—
14 November 2005	—	1,100,000	—	35.12
16 November 2005	35,000	—	34.45	—
16 November 2005	9,000	—	34.15	—
16 November 2005	136,000	—	34.45	—
16 November 2005	141,000	—	34.30	—
16 November 2005	100,000	—	34.45	—
17 November 2005	—	20,000	—	35.00
18 November 2005	20,000	—	34.65	—
22 November 2005	100,000	—	34.10	—
22 November 2005	100,000	—	34.10	—
22 November 2005	30,000	—	34.05	—
23 November 2005	243,000	—	34.90	—
24 November 2005	—	20,000	—	35.60
24 November 2005	412,000	—	35.56	—
25 November 2005	50,000	—	35.50	—
28 November 2005	20,000	—	35.30	—
28 November 2005	—	200,000	—	35.30
1 December 2005	—	131,000	—	34.85
2 December 2005	—	584,000	—	34.99
5 December 2005	50,000	—	34.90	—
5 December 2005	—	50,000	—	34.80
5 December 2005	—	202,000	—	34.95
6 December 2005	—	100,000	—	34.84
7 December 2005	35,000	—	34.40	—
7 December 2005	—	20,000	—	34.90
8 December 2005	—	13,000	—	34.50
8 December 2005	100,000	—	34.35	—
9 December 2005	—	50,000	—	34.40
9 December 2005	50,000	—	34.50	—
13 December 2005	70,000	—	34.14	—
14 December 2005	60,000	—	34.83	—
14 December 2005	—	350,000	—	34.41
15 December 2005	—	400,000	—	36.09
16 December 2005	—	250,000	—	36.54

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.88 and HK$33.98 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$36.98 and HK$33.90 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 May 2005	29 May 2005	300,000	—	34.76	34.76	34.76	—	—	—
30 May 2005	5 June 2005	60,000	100,000	35.58	35.58	35.58	35.74	35.74	35.74
11 July 2005	17 July 2005	75,000	62,000	38.21	38.21	38.21	37.91	38.24	36.52
18 July 2005	24 July 2005	—	45,000	—	—	—	38.80	38.80	38.80
1 August 2005	8 August 2005	—	125,000	—	—	—	40.80	40.80	40.80

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$38.21 and HK$34.76 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.80 and HK$35.74 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
19 August 2005	200,000	—	39.00	39.00	39.00	—	—	—
24 August 2005	100,000	—	37.91	37.91	37.91	—	—	—
31 August 2005	50,000	—	38.68	38.68	38.68	—	—	—
5 September 2005	—	50,000	—	—	—	39.60	39.60	39.60
14 September 2005	60,000	—	38.85	38.85	38.85	—	—	—
15 September 2005	200,000	—	38.40	38.40	38.40	—	—	—
16 September 2005	575,000	—	38.05	38.05	38.05	—	—	—
20 September 2005	—	62,000	—	—	—	38.38	38.40	38.32
22 September 2005	—	170,000	—	—	—	38.50	38.50	38.50
23 September 2005	480,000	—	38.00	38.00	38.00	—	—	—
26 September 2005	—	50,000	—	—	—	37.77	37.77	37.77
27 September 2005	100,000	—	38.59	38.59	38.59	—	—	—
28 September 2005	103,000	—	38.35	38.35	38.35	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	673,000	—	38.78	38.83	38.77	—	—	—
3 October 2005	440,000	100,000	38.75	38.75	38.75	39.05	39.05	39.05
5 October 2005	324,000	—	38.40	38.69	38.35	—	—	—
6 October 2005	250,000	—	37.74	37.75	37.74	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$39.00 and HK$37.74 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$39.60 and HK$37.77 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	*Sell*	*Buy price*	*Sell price*
10 October 2005	500,000	—	36.80	—
12 October 2005	105,000	—	35.91	—
12 October 2005	130,000	—	35.85	—
13 October 2005	460,000	—	35.85	—
14 October 2005	50,000	—	35.46	—
14 October 2005	750,000	—	35.62	—
14 October 2005	—	180,000	—	35.40
18 October 2005	200,000	—	35.70	—
18 October 2005	280,000	—	35.85	—
18 October 2005	320,000	—	36.00	—
19 October 2005	400,000	—	35.55	—
20 October 2005	—	250,000	—	35.50
20 October 2005	336,000	—	35.62	—
20 October 2005	500,000	—	35.25	—
24 October 2005	154,000	—	35.35	—
26 October 2005	50,000	—	35.05	—
27 October 2005	300,000	—	34.80	—
27 October 2005	—	50,000	—	34.93
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
2 November 2005	100,000	—	34.55	—
3 November 2005	70,000	—	34.60	—
3 November 2005	400,000	—	34.75	—
4 November 2005	300,000	—	34.54	—
4 November 2005	30,000	—	34.45	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.80 and HK$34.15 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$35.50 and HK$34.28 respectively.

Save as disclosed above, none of the parties acting in concert with or presumed to be acting in concert with HLD owned or controlled any HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HLD Shareholdings during the Disclosure Period.

(vi) As at the Latest Practicable Date, no person had irrevocably committed to accept or reject the Proposal.

(vii) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HLD or any person acting in concert with HLD and any other person.

(b) **Other interests**

As at the Latest Practicable Date,

(i) no agreement, arrangement or understanding (including any compensation arrangement) existed between HLD or any person acting in concert with HLD and any of the HIL Directors or recent HIL Directors, HIL Shareholders or recent HIL Shareholders having any connection with or dependence upon the Proposal; and

(ii) there were no agreements or arrangements to which HLD was a party and which related to the circumstances in which it might or might not invoke or seek to invoke a condition to the Proposal.

(c) **Repurchases of HLD Shares**

HLD did not repurchase any HLD Shares during the period commencing on 30 June 2005 and ending on the Latest Practicable Date.

4. SHARE CAPITAL

On 20 October 2003, the HLD Directors, pursuant to the powers given to them in an ordinary resolution passed by the HLD Shareholders at a general meeting held on 18 December 2002, resolved to increase the authorised share capital of HLD from HK$3,600,000,000 to HK$4,000,000,000 by the creation of an additional 200,000,000 HLD Shares ranking for dividend and in all other respects *pari passu* with the existing HLD Shares.

A share placement arrangement was made on 6 October 2003 pursuant to which HLD issued 92,440,000 HLD Shares at a price of HK$32.45 per HLD Share for top-up placing.

By an ordinary resolution passed by the HLD Shareholders at a general meeting held on 6 December 2004, the authorised share capital of HLD was increased from HK$4,000,000,000 to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking in all respects pari passu with the existing HLD Shares.

Save as disclosed above, there were no alterations to the share capital of HLD during the two financial years preceding the Announcement Date.

5. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HLD nor any of its subsidiaries (apart from HIL) entered into any contracts which were or might be material other than in the ordinary course of business carried on or intended to be carried on by the HLD Group.

6. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HLD Group.

7. MISCELLANEOUS

(a) The emoluments of the HLD Directors will not be affected by the Scheme or by any other associated transaction.

(b) The beneficial interests in the HIL Shares of the Excluded Parties are set out in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the Explanatory Statement on pages 84 and 85 of this document. Those parties which are principal corporate members of the Controlling Parties and the Excluded Parties are Banshing, Markshing, Covite, Gainwise and Darnman (all of which are wholly-owned subsidiaries of HLD), Fu Sang, Tako Assets and Thommen (both of which are wholly-owned subsidiaries of Hong Kong Ferry). Their addresses and the names of their directors are set out below:

Name	Address	Directors
HLD	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing), Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
Banshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Markshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Covite	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing

Name	Address	Directors
Gainwise	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Darnman	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Fu Sang	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Tat Man, Colin Lam Ko Yin (as alternate to Lee Tat Man) and Lee Ka Shing
Tako Assets	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	Colin Lam Ko Yin, Leung Hay Man and Li Ning
Thommen	98 Tam Kon Shan Road, Ngau Kok Wan, North Tsing Yi, New Territories, Hong Kong	Colin Lam Ko Yin, Li Ning and Leung Hay Man

The ultimate controlling shareholder of HLD, Banshing, Markshing, Covite, Gainwise and Darnman and Fu Sang is Hopkins (Cayman) Limited, the trustee of the Unit Trust as described in Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document. The directors of Hopkins (Cayman) Limited are Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin and Charles Hall. The ultimate parent company of HLD, Banshing, Markshing, Covite, Gainwise and Darnman is Henderson Development. The directors of Henderson Development are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate director of Lee Tat Man) and Woo Po Shing.

The ultimate parent company of Tako Assets and Thommen is Hong Kong Ferry. The ultimate controlling shareholder of Tako Assets, Thommen and Hong Kong Ferry is Hopkins (Cayman) Limited. The directors of Hong Kong Ferry are Colin Lam Ko Yin, Li Ning, Eddie Lau Yum Chuen, Lee Shau Kee, Leung Hay Man, Peter Wong Man Kong, Alexander Au Siu Kee, Norman Ho Hau Chong, Michael Kan Yuet Loong and Wu King Cheong.

The individual members of the Excluded Parties and their respective addresses are as follows:

Name	Address
Lee Shau Kee	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Ho Wing Fun	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee King Yue	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee Tat Man	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Leung Sing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lo Tak Shing	Room 3501, Gloucester Tower, The Landmark, Hong Kong
Fung Chun Wah	18th Floor, Hoover Court, 7-9 MacDonnell Road, Hong Kong
Lam Ko Yu	Room 2206, Wellborne Commercial Centre, 8 Java Road, Hong Kong
Lee Siu Lun	32nd Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

(c) The registered office of CSFB is 45th - 46th Floors, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

8. CONSENTS

CSFB is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

CSFB has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinions and the references to its name and opinions in the form and context in which they respectively appear.

Copies of the following documents are available for inspection at the offices of the solicitors for HIL, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted), until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is the earliest:

(a) the memorandum of association and articles of association of HIL;

(b) the memorandum of association and articles of association of HLD;

(c) the audited consolidated financial statements of the HIL Group for each of the two financial years ended 30 June 2004 and 2005;

(d) the audited consolidated financial statements of the HLD Group for each of the two financial years ended 30 June 2004 and 2005;

(e) the letter from the Independent Director, the text of which is set out on pages 17 and 18 of this document;

(f) the letter from Platinum to the Independent Director, the text of which is set out on pages 19 to 63 of this document;

(g) the letter and summary of valuations from DTZ, the text of which are set out in Appendix III to this document, and the valuation certificates of DTZ;

(h) the letters of consent referred to in Section 8 of Appendix IV and Section 8 of Appendix V to this document; and

(i) a full list of dealings in the HIL Shares and the HLD Shares referred to in paragraph (a)(iv) and paragraph (a)(v) respectively in Section 3 of Appendix V to this document.

HCMP 2711/05

IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

Scheme of Arrangement
(under Section 166 of the Companies Ordinance,
Chapter 32 of the Laws of Hong Kong)

between

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

the holders of Scheme Shares
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB Europe"	Credit Suisse First Boston (Europe) Limited, a company incorporated in the United Kingdom with limited liability
"CSFB International"	Credit Suisse First Boston International, a company incorporated in the United Kingdom with unlimited liability
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, CSFB Europe and CSFB International
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and whose HIL Shares are listed on the Stock Exchange
"HIL Shares"	ordinary shares of HK$0.20 each in the capital of HIL

"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and whose HLD Shares are listed on the Stock Exchange
"HLD Shares"	ordinary shares of HK$2.00 each in the capital of HLD
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Record Time"	5:00 p.m. Hong Kong time on a day on which the Stock Exchange is open for dealings in securities and immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto or conditions approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"HK$"	Hong Kong dollars

(B) The authorised capital of HIL at the date of this Scheme is HK$720,000,000 divided into 3,600,000,000 HIL Shares 2,817,327,395 of which have been issued and are fully paid and the remainder are unissued.

(C) The primary purpose of this Scheme is that HIL shall become a wholly-owned subsidiary of HLD and the holders of Scheme Shares shall become shareholders of HLD.

(D) As at the date of this Scheme, an aggregate of 2,070,243,859 HIL Shares representing 73.48% of the issued capital of HIL were beneficially owned by the Controlling Parties, all being wholly-owned subsidiaries of HLD, and registered as follows:

Name of Controlling Parties	Name of Registered Holders	Number of HIL Shares
Markshing	Markshing	342,705,418
	Arsenton Nominees Limited	259,463,000
Darnman	Darnman	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
Covite	Covite	363,328,900
Banshing	Banshing	501,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
	HKSCC Nominees Limited	250,000,000

Each of the Controlling Parties has undertaken that in relation to such HIL Shares in which it is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(E) As at the date of this Scheme, an aggregate of 57,014,064 HIL Shares representing 2.03% of the issued capital of HIL were beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of Registered Holders	Number of HIL Shares
Lee Shau Kee	Lee Shau Kee	9,482,962
	Hang Seng (Nominee) Limited	25,287,762
	Superb Nominees Limited	9,212
Fu Sang	Fu Sang	5,615,148
Ho Wing Fun	Ho Wing Fun	1,100
Lee King Yue	Lee King Yue	26,739
	HKSCC Nominees Limited	975,000
Lee Tat Man	Hang Seng (Nominee) Limited	6,666
Leung Sing	HKSCC Nominees Limited	150,000
Lo Tak Shing	Lo Tak Shing	4,375
	HKSCC Nominees Limited	400,000
Fung Chun Wah	HKSCC Nominees Limited	1,751,000
Lam Ko Yu	HKSCC Nominees Limited	389,000
Lee Siu Lun	HKSCC Nominees Limited	4,897,100
Tako Assets	HKSCC Nominees Limited	3,000,000
Thommen	HKSCC Nominees Limited	1,406,000
CSFB Europe	HKSCC Nominees Limited	3,489,000
CSFB International	HKSCC Nominees Limited	123,000

Each of the Excluded Parties, by virtue of his or her directorships in HLD or his or her or its relationship with HLD or with one or more of the directors of HLD, are presumed to be acting in concert with HLD under The Code on Takeovers and Mergers and has accordingly undertaken that in relation to such HIL Shares in which each of them is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such HIL Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of approving this Scheme.

(F) Further, by virtue of the Rules Governing the Listing of Securities on the Stock Exchange, no HLD Shares may be allotted and issued to the connected persons of HLD comprising the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International in the absence of approval by the independent holders of HLD Shares. Accordingly, HLD will pursuant to the terms of this Scheme procure Henderson Development, being the ultimate holding company of HLD, to transfer from its holdings HLD Shares to such holders of HIL Shares.

(G) HLD and each of the Controlling Parties and Excluded Parties have agreed to appear by Counsel at the hearing of the Petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme.

SCHEME OF ARRANGEMENT

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

   (a) the authorised and issued share capital of HIL shall be reduced by cancelling and extinguishing the Scheme Shares;

   (b) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of HIL shall be increased to its former amount of HK$720,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled; and

   (c) HIL shall apply the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-clause (a) of this Clause 1 in paying up in full at par the new HIL Shares to be created as aforesaid, which new HIL Shares shall be allotted and issued, credited as fully paid, to HLD or as HLD may direct.

PART II

Consideration for cancellation of the Scheme Shares

2. (a) In consideration of the cancellation and extinguishment of the Scheme Shares pursuant to Clause 1 of this Scheme, HLD shall, subject to sub-clause (b) of this Clause 2 and subject as hereinafter provided as regards fractions:

   (i) allot and issue to each holder of Scheme Shares (as appearing on the Register at the Record Time) other than those holders of Scheme Shares mentioned in paragraph (ii) of this sub-clause 2(a); and

   (ii) procure Henderson Development to transfer to such holders of Scheme Shares beneficially owned by the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International;

   HLD Shares, credited as fully paid, in the proportion of one HLD Share for every 2.5 Scheme Shares then held by them provided that no holder of any Scheme Shares shall be entitled to have allotted and issued, or transferred, to him a fraction of an HLD Share.

   (b) In any case where the directors of HLD or HIL have been advised that the allotment and issue of the HLD Shares to a holder of Scheme Shares under sub-clause (a)(i) of this Clause 2 may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the directors of HLD or HIL regard as unduly onerous by reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the directors of HLD who shall sell the same and account to such holder of Scheme Shares for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which, but for this sub-clause (b) of Clause 2, he would have become entitled under this Scheme except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD.

PART III

General

3. The HLD Shares to be allotted and issued pursuant to Clause 2 of this Scheme shall form one class with and rank *pari passu* in all respects with the existing HLD Shares.

4. (a) Not later than seven days after the Effective Date, HLD shall effect as of the Effective Date the allotment and issue, or transfer, of the HLD Shares pursuant to Clause 2 of this Scheme.

(b) Not later than ten days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law in any part of the world from so doing) the certificates for the HLD Shares allotted and issued, or transferred, in accordance with Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so allotted and issued or transferred by sending such certificates through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i) (subject to (iii) below) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

(ii) (subject to (iii) below) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint holder whose name then stands first on the Register in respect of the relevant joint holding; or

(iii) in the case of the HLD Shares allotted and issued pursuant to sub-clause (b) of Clause 2 of this Scheme, to the relevant person nominated for the purposes by the directors of HLD,

Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the certificates for the HLD Shares allotted and issued, or transferred, as aforesaid to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) Not later than 28 days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law from so doing) the cheques representing the net proceeds of sale payable by HLD in accordance with sub-clause (b) of Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so payable by sending such cheques through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

(ii) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint-holder whose name then stands first on the Register in respect of the relevant joint holding.

Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the cheques representing the net proceeds of sale to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited, at the relevant address aforesaid. All cheques shall be drawn on a licensed bank in Hong Kong or, if the amount of such proceeds has been converted to a currency other than Hong Kong dollars, a bank carrying on business in the country in which such currency is legal tender and made payable to the order of the person or persons to whom in accordance with the foregoing provisions of this Clause 4 the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HLD for the moneys represented thereby.

(d) All certificates and cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither HLD nor HIL shall be responsible for any loss or delay in transmission.

(e) In case where delivery of any certificate for the HLD Shares has been returned undelivered, then in every such case the same shall be retained at the registered office of HLD pending their collection, but that nothing in this provision shall limit or restrict the application of any provisions in the articles of association of HLD from time to time regarding untraceable shareholders.

(f) On or after the day being six calendar months after the posting of the cheques pursuant to sub-clause (c) of this Clause 4, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HLD's name with a licensed bank in Hong Kong selected by HLD. HLD shall hold such monies until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to sub-clause (b) of Clause 2 of this Scheme to persons who satisfy HLD that they are respectively entitled thereto and the cheques referred to in sub-clause (c) of this Clause 4 of which they are payees have not been cashed. Any payments made by HLD hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to sub-clause (b) of Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. HLD shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HLD to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(g) On the expiration of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under this Scheme and HLD shall retain the balance, if any, of the sums standing to the credit of the deposit account referred to in sub-clause (f) of this Clause 4 including accrued interest subject, if applicable, to the deduction of any interest or withholding tax or any expenses incurred in effecting the transfer.

(h) The preceding sub-clauses of this Clause 4 shall take effect subject to any prohibition or condition imposed by law.

5. Each instrument of transfer and certificate validly subsisting at the Record Time in respect of a transfer or holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of HIL to deliver up the same to HIL for the cancellation thereof.

6. All mandates or relevant instructions to HIL in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

7. This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under Section 166 of the Companies Ordinance, Chapter 32 of the Laws of the Hong Kong Special Administrative Region, and confirming, under Section 60 of the same Ordinance, the reduction of capital provided for in this Scheme, together with a minute relating to the share capital of HIL and containing the particulars required by Section 61 of such Ordinance, shall have been duly registered by the Registrar of Companies.

8. Unless this Scheme shall have become effective on or before 30 June 2006 or such later date, if any, as the Court may allow, this Scheme shall lapse.

9. HIL and HLD may jointly consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

10. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect shall be borne by HLD.

Dated 22 December 2005

HCMP 2711/05

**IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005**

**In the Matter
of
HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong**

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 20 December 2005 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Henderson Investment Limited (恒基兆業發展有限公司) other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance are incorporated in the composite document of which this Notice forms part.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

NOTICE OF COURT MEETING

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlements to attend and vote at the Meeting, the Register of Members of the Company will be closed between 18 January 2006 to 20 January 2006, both dates inclusive.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Sit Pak Wing to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 22 December 2005

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central,
Hong Kong

Solicitors for Henderson Investment Limited

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"**THAT**:

(A) the Scheme of Arrangement dated 22 December 2005 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised capital of the Company be increased to its former amount of HK$720,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorized to allot and issue the same accordingly."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Dated 22 December 2005

Registered Office:
72nd - 76th Floors,
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed herewith.

(iii) The white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited with the Registrar of the Company, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Meeting or adjourned Meeting or poll (as the case may be) and in default the form of proxy shall not be treated as valid. Completion and delivery of the form of proxy will not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, his form of proxy shall be deemed to have been revoked.

(iv) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members in respect of such share shall alone be entitled to vote in respect thereof.

EXHIBIT 1.1(A)-2
to
Form CB of Henderson Investment Limited

Proxy Form

恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code:0097)

FORM OF PROXY
FOR THE MEETING TO BE HELD ON 20 JANUARY 2006
(OR AT ANY ADJOURNMENT THEREOF)

Form of Proxy for use at the Meeting (or at any adjournment thereof) convened by direction of the High Court of the Hong Kong Special Administrative Region of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Company other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION, COURT OF FIRST INSTANCE, MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter of HENDERSON INVESTMENT LIMITED (恒基兆業發展有限公司) and in the Matter of the COMPANIES ORDINANCE, Chapter 32 of the Laws of Hong Kong

I/We,[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________

ordinary shares of HK$0.20 each in the capital of the Company, HEREBY APPOINT the Chairman of the Meeting or[3] ______________________________

of ______________________________

____

as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting of the aforesaid holders of ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region (or at any adjournment thereof) to be held in the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement referred to in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

FOR the Scheme[4]	AGAINST the Scheme[4]

Dated this ______________ day of ______________

Signature(s)[5] ______________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of the ordinary shares of HK$0.20 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK IN THE BOX MARKED "FOR the Scheme". IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK IN THE BOX MARKED "AGAINST the Scheme".** Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting or abstain.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. You are requested to lodge this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, as soon as possible at the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong and in any event not less than 48 hours before the time appointed for holding the Meeting, but if this form of proxy is not so lodged, it may be handed to the Chairman of the Meeting at the Meeting. Completion and delivery of this form of proxy will not preclude you from attending the Meeting if you so wish, but in the event of you attending the Meeting, this form of proxy will be deemed to have been revoked.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.
8. A self-addressed, pre-paid envelope marked "For Return of Court Meeting and/or Extraordinary General Meeting Proxy Form — Henderson Investment Limited" is enclosed for your convenience for returning by post (from within Hong Kong only) this completed form of proxy.

恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code:0097)

FORM OF PROXY
FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON 20 JANUARY 2006
(OR AT ANY ADJOURNMENT THEREOF)

I/We,[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________
ordinary shares of HK$0.20 each in the capital of the Company, HEREBY APPOINT the Chairman of the Extraordinary General Meeting or[3] ______________________________

of ______________________________

____

as my/our proxy to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting of the holders of ordinary shares of HK$0.20 each in the capital of the Company (or at any adjournment thereof) to be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:30 a.m. (or so soon thereafter as the Meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the Special Resolution set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Special Resolution as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
Special Resolution		

Dated this ______________ day of ______________

Signature(s)[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of the ordinary shares of HK$0.20 each in the capital of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, TICK IN THE BOX BELOW THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than the Special Resolution referred to in the Notice convening the Meeting or abstain.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or the adjourned Meeting or poll. Completion and delivery of this form of proxy will not preclude you from attending or voting in person at the Meeting or poll concerned and, in such event, your form of proxy shall be deemed to have been revoked.

7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members in respect of such share shall alone be entitled to vote in respect thereof.

8. A self-addressed, pre-paid envelope marked "For Return of Court Meeting and/or Extraordinary General Meeting Proxy Form — Henderson Investment Limited" is enclosed for your convenience for returning by post (from within Hong Kong only) this completed form of proxy.

EXHIBIT 2.1
to
Form CB of Henderson Investment Limited

English Translation of Public Notice

HCMP 2711/05

IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of
HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)
and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 20 December 2005 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Henderson Investment Limited (恒基兆業發展有限公司) other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

Any person entitled to attend the Meeting can obtain a copy of the printed composite document containing the Scheme of Arrangement and an Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance, together with a form of proxy, during business hours on any day prior to the day appointed for the Meeting (other than a Saturday afternoon, a Sunday or a public holiday) at the registered office of the Company at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong and at the offices of the Company's Solicitors mentioned below.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlements to attend and vote at the Meeting, the Register of Members of the Company will be closed between 18 January 2006 to 20 January 2006, both dates inclusive.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Sit Pak Wing to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 22 December 2005

WOO, KWAN, LEE & LO

27th Floor, Jardine House

1 Connaught Place

Central,

Hong Kong

Solicitors for Henderson Investment Limited